Prospectus Supplement
(To Prospectus dated April 27, 2005)
24,000,000 Shares
Floating Rate Non-Cumulative Preferred Stock, Series A

     MetLife, Inc. is offering 24,000,000 shares of its Floating Rate Non-Cumulative Preferred Stock, Series A, $25 liquidation preference per share (the “series A preferred shares”).
     Holders of series A preferred shares will be entitled to receive dividend payments only when, as and if declared by MetLife, Inc.’s board of directors or a duly authorized committee of the board. Any such dividends will be payable from the date of original issue on a non-cumulative basis, quarterly in arrears on the 15th day of March, June, September and December of each year (each, a “dividend payment date”), commencing on September 15, 2005, at an annual rate of the greater of (a) 1.00% above three month LIBOR on the related LIBOR determination date or (b) 4.00%.
     Dividends on the series A preferred shares are not cumulative. Accordingly, in the event dividends are not declared on the series A preferred shares for payment on any dividend payment date, then those dividends will cease to accrue and be payable. If we have not declared a dividend before the dividend payment date for any dividend period, we will have no obligation to pay dividends accrued for that dividend period, whether or not dividends on the series A preferred shares are declared for any future dividend period.
     The Certificate of Designations for the series A preferred shares prohibits the declaration of dividends on the series A preferred shares if we fail to meet specified capital adequacy, net income and shareholders’ equity levels. In addition, under Federal Reserve Board policy, MetLife, Inc. may not be able to pay dividends if it does not earn sufficient operating income. See “Description of the Series A Preferred Shares — Dividend Payment Restrictions.”
     So long as any series A preferred shares remain outstanding, no dividend shall be paid or declared on MetLife, Inc.’s common stock or any of its other securities ranking junior to the series A preferred shares (other than a dividend payable solely in common stock or in such other junior securities), unless the full dividends for the latest completed dividend period on all outstanding series A preferred shares and any parity stock have been declared and paid or provided for.
     The series A preferred shares are not redeemable prior to September 15, 2010. On and after that date, the series A preferred shares will be redeemable at MetLife, Inc.’s option, subject to the Federal Reserve Board’s prior approval, in whole or in part, at a redemption price of $25 per series A preferred share, plus declared and unpaid dividends.
     The series A preferred shares will not have voting rights, except as set forth under “Description of the Series A Preferred Shares — Voting Rights” on page S-69.
     See “Risk Factors” beginning on page S-12 of this prospectus supplement to read about important factors you should consider before buying series A preferred shares.

     Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Series A
	Preferred
	Share	Total

Initial public offering price(1)	$25.0000	$600,000,000
Underwriting discount	$0.7875	$18,900,000
Proceeds, before expenses, to MetLife, Inc.	$24.2125	$581,100,000

(1)	The initial public offering price does not include accrued dividends, if any, that may be declared. Dividends, if declared, will accrue from the date of original issuance, which is expected to be June 13, 2005.
     The underwriting discount will be $0.50 per series A preferred share offered hereby with respect to any series A preferred shares sold in an aggregate liquidation preference of $500,000 or more to a single purchaser, which decreases the total underwriting discount and increases the total proceeds to MetLife, Inc. by $2,281,313.
     To the extent that the underwriters sell more than 24,000,000 series A preferred shares, the underwriters have the option to purchase up to an additional 3,600,000 series A preferred shares from MetLife, Inc. at the initial public offering price less the applicable underwriting discount.
     The series A preferred shares have been approved for listing on the New York Stock Exchange under the symbol “METPrA,” subject to official notice of issuance. Trading of the series A preferred shares on the New York Stock Exchange is expected to commence within a 30-day period after initial delivery.
     The underwriters expect to deliver the series A preferred shares, in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about June 13, 2005.

Banc of America Securities LLC	Goldman, Sachs & Co.	Merrill Lynch & Co.

Citigroup	Lehman Brothers	Morgan Stanley	UBS Investment Bank	Wachovia Securities

Advest, Inc.	A.G. Edwards	HSBC	JPMorgan
Janney Montgomery Scott LLC	KeyBanc Capital Markets	Morgan Keegan & Company, Inc.	Piper Jaffray
RBC Capital Markets	Raymond James	SunTrust Robinson Humphrey	Wells Fargo Securities

Prospectus Supplement dated June 6, 2005.

      You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provided you with additional or different information, you should not rely on it. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference, is accurate only as of their respective dates. MetLife’s business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT
      You should read this prospectus supplement along with the accompanying prospectus carefully before you invest. Both documents contain important information you should consider before making your investment decision. This prospectus supplement and the accompanying prospectus contain the terms of this offering of series A preferred shares. The accompanying prospectus contains information about our securities generally, some of which does not apply to the series A preferred shares covered by this prospectus supplement. This prospectus supplement may add, update or change information in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with any information in the accompanying prospectus, the information in this prospectus supplement will apply and will supersede the inconsistent information in the accompanying prospectus.
      Unless otherwise stated or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “MetLife,” “we,” “our,” or “us” refer to MetLife, Inc., together with Metropolitan Life Insurance Company (“Metropolitan Life”), and their respective direct and indirect subsidiaries, while references to “MetLife, Inc.” refer only to the holding company on an unconsolidated basis.

SUMMARY

This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing in the series A preferred shares. You should read this entire prospectus supplement carefully, including the section entitled “Risk Factors,” our financial statements and the notes thereto incorporated by reference into this prospectus supplement, and the accompanying prospectus, before making an investment decision. Except as otherwise noted, all information in this prospectus supplement and the accompanying prospectus assumes no exercise of the underwriters’ option to purchase additional series A preferred shares.
MetLife
      We are a leading provider of insurance and other financial services to individual and institutional customers. We offer life insurance, annuities, automobile and homeowners insurance and retail banking services to individuals, as well as group insurance, reinsurance, and retirement & savings products and services to corporations and other institutions. We serve individuals in approximately 13 million households in the United States and provide benefits to 37 million employees and family members through their plan sponsors, including 88 of the top one hundred FORTUNE® 500 companies. Outside the United States, we serve approximately 9 million customers through direct insurance operations in Argentina, Brazil, Chile, China, Hong Kong, India, Indonesia, Mexico, South Korea, Taiwan and Uruguay.
      We are one of the largest insurance and financial services companies in the United States. We believe that our franchises and brand names uniquely position us to be the preeminent provider of protection and savings and investment products in the United States. In addition, our international operations are focused on markets where the demand for insurance, savings and investment products is expected to grow rapidly in the future.
      We divide our business into five operating segments:

•	Institutional (41% of 2004 revenues). Our Institutional segment offers a broad range of group insurance and retirement & savings products and services to corporations and other institutions.

•	Our group insurance products and services include group life insurance, non-medical health insurance products such as accidental death and dismemberment, long-term care, short- and long-term disability and dental insurance, and related administrative services. We offer group insurance products as employer-paid benefits or as voluntary benefits where all or a portion of the premiums are paid by the employee. We have built a leading position in the U.S. group insurance market through long-standing relationships with many of the largest corporate employers in the United States. We distribute our group insurance products and services through a regional sales force consisting, as of December 31, 2004, of 374 marketing representatives. Voluntary products are sold through the same sales channels, as well as by specialists for these products.

•	Our institutional retirement & savings products and services include an array of annuity and investment products, as well as bundled administrative and investment services sold to sponsors of small- and mid-sized 401(k) and other defined contribution plans, guaranteed interest products and other stable value products, accumulation and income annuities, and separate account contracts for the investment of defined benefit and defined contribution plan assets. We distribute retirement & savings products and services through dedicated sales teams and relationship managers located in 21 offices around the country, as well as through the distribution channels in the Individual segment and in the group insurance area, which enable us to better reach and service customers, brokers, consultants and other intermediaries.

•	Individual (33% of 2004 revenues). Our Individual segment offers a wide variety of protection and asset accumulation products aimed at serving the financial needs of our individual customers throughout their entire life cycle. Individual segment products include traditional, universal and variable life insurance and variable and fixed annuities, as well as disability insurance, long-term care insurance products, mutual funds and other products offered by our other businesses.
      Our Individual segment products are distributed nationwide through three main sales channels:

•	The MetLife Financial Services career agency system, which focuses on large middle-income and affluent markets, including multicultural markets, had 5,597 agents under contract in 126 agencies at December 31, 2004.

•	New England Financial’s general agency system, which targets high net-worth individuals, owners of small businesses and executives of small- to medium-sized companies, and included 58 general agencies providing support to 2,383 agents and a network of independent brokers throughout the United States at December 31, 2004.

•	Independent distribution, which is managed primarily by GenAmerica Financial, a company that markets a portfolio of individual life insurance, annuity contracts, and related financial services to high net-worth individuals and small- to medium-sized businesses through 1,654 independent general agencies as of December 31, 2004. The GenAmerica distribution system includes 380 independent general agents who act as independent contractors and produced at least $25,000 in first-year insurance sales in 2004. Other independent distribution channels include independent general agents, financial advisors, consultants, brokerage general agencies and other independent marketing organizations.

•	Reinsurance (10% of 2004 revenues). Our Reinsurance segment is primarily comprised of our interest in the life reinsurance business of Reinsurance Group of America, Incorporated (“RGA”), a publicly traded company (NYSE: RGA), and our ancillary life reinsurance business. MetLife, Inc. owned approximately 52% of RGA’s outstanding common shares at December 31, 2004.

•	Auto & Home (8% of 2004 revenues). Our Auto & Home segment offers personal lines property and casualty insurance directly to employees through employer-sponsored programs, as well as through a variety of retail distribution channels, including the MetLife Financial Services career agency system, independent agents, property and casualty specialists and direct response marketing.

•	International (7% of 2004 revenues). Our International segment provides life insurance, accident and health insurance, annuities and retirement & savings products to both individuals and groups. We focus on emerging markets primarily within the Latin America and Asia/Pacific regions. In Latin America, we operate in Mexico and Chile (which generated approximately 93% of our 2004 Latin America premiums and fees), as well as Brazil, Argentina and Uruguay. In the Asia/Pacific region we operate in South Korea and Taiwan (which generated approximately 95% of our total 2004 Asia premiums and fees), as well as Hong Kong, Indonesia, India and China.
      Corporate & Other contains the excess capital not allocated to the operating segments, various start-up entities, including MetLife Bank, N.A., a national bank, and run-off entities, as well as the elimination of all intersegment amounts. Additionally, our asset management business, including amounts reported as discontinued operations, is included in the results of operations for Corporate & Other.
      For the year ended December 31, 2004, we had total revenue of $38.8 billion and net income of $2.8 billion. At March 31, 2005, we had cash and invested assets of $244.9 billion, total assets of $362.7 billion and shareholders’ equity of $23.0 billion.

Acquisition of the Citigroup Life Insurance and Annuities Business
      On January 31, 2005, MetLife, Inc. entered into a definitive agreement to acquire for $11.5 billion, subject to certain closing adjustments, all of the outstanding shares of capital stock held by Citigroup Inc. (“Citigroup”) and its affiliates, of certain of the domestic and international life insurance subsidiaries of Citigroup, referred to as the Citigroup Life Insurance and Annuities business (“Citigroup L&A”) (the “Acquisition”). The closing of the Acquisition is subject to certain conditions. Although no assurances can be given that these conditions will be timely satisfied or waived, we expect the Acquisition to close in the summer of 2005. In connection with the Acquisition, MetLife, Inc. will enter into ten-year distribution agreements with Citigroup, under which we will expand our distribution by making products available through certain Citigroup distribution channels, subject to appropriate suitability and other standards, including the competitiveness of our products and the financial strength of our providers. These channels include CitiStreet Retirement Services, Smith Barney, Citibank branches and Primerica Financial Services in the United States and various Citigroup consumer businesses internationally.
Overview of Citigroup L&A
      Citigroup L&A provides insurance and other financial services to a broad spectrum of individual and institutional customers in the United States and select international markets. Citigroup L&A’s U.S. business principally operates through The Travelers Insurance Company (“TIC”) based in Hartford, Connecticut. Citigroup L&A’s international business operates in several countries, which include wholly-owned subsidiaries in Australia, Brazil, Argentina, the United Kingdom, Belgium and Poland and a joint venture in each of Japan and Hong Kong. Citigroup L&A also includes certain individual life and retail annuity businesses in run-off status since 2003.
      At December 31, 2004, Citigroup L&A’s total assets were $97.3 billion, approximately 96% of which was associated with domestic operations. Citigroup L&A’s net income for the year ended December 31, 2004 was $901 million, to which domestic and international operations contributed 91% and 9%, respectively.

Citigroup L&A U.S. Operations
      Citigroup L&A’s principal U.S. product offerings include:

•	Retail annuity products, including fixed and variable deferred annuities and payout annuities. Citigroup L&A distributes its individual annuity products through Citigroup affiliated channels ($3.9 billion of individual annuity premium and deposits in 2004) and non-affiliated channels ($1.8 billion of individual annuity premium and deposits in 2004). The Citigroup affiliated channels include CitiStreet Retirement Services, Smith Barney, Citibank branches and Primerica Financial Services. Non-affiliated channels include a nationwide network of independent financial professionals and independent broker-dealers, including Morgan Stanley, Merrill Lynch & Co., Fidelity, AXA and Wachovia Securities.

•	Individual life insurance products, including term, universal and variable life insurance. Citigroup L&A’s individual life insurance products are primarily marketed by independent financial professionals, who accounted for $745 million of the $964 million of total life insurance sales for 2004.

•	Institutional annuity products, including institutional pensions, guaranteed investment contracts (“GICs”), payout annuities, group annuities sold to employer-sponsored retirement and savings plans, structured settlements and funding agreements. Citigroup L&A’s institutional annuity products are sold through direct sales and various intermediaries.

Citigroup L&A International Operations
      Citigroup L&A’s international operations offer a variety of insurance products, including credit insurance, basic indemnity policies (such as accident and health products), traditional term life, group life, whole life, endowment, fixed and variable annuities, pension annuities and unit-linked policies. Citigroup L&A distributes its products in international markets primarily through Citigroup’s consumer businesses, including its retail banking, credit card and consumer finance franchises, as well as through non-proprietary channels.

International sales are also conducted through direct mail and telemarketing, branch sales, wholesaling networks, agencies and direct sales agents.
Financing of the Purchase Price
      Our definitive agreement with Citigroup to acquire the Citigroup L&A business (the “Acquisition Agreement”) permits us to pay up to $3 billion of the $11.5 billion purchase price (with the amount to be determined by us) to Citigroup in MetLife, Inc.’s common stock (or, in the circumstances described below in “Proposed Acquisition of the Citigroup Life Insurance and Annuities Business,” non-voting convertible participating preferred stock). We currently intend to pay $1 billion of the purchase price in common stock. The remainder of the purchase price must be paid in cash.
      We intend to finance the cash portion of the purchase price through a combination of dividends from our insurance subsidiaries (which have already been paid), proceeds from the issuance of commercial paper and proceeds from offerings of various other forms of securities, including:

•	the series A preferred shares offered hereby;

•	a class of newly-issued fixed rate preferred stock;

•	mandatorily convertible equity units; and

•	senior debt.
      In the event that any of the proposed offerings of securities cannot be completed on commercially acceptable terms, we may borrow up to $7 billion under a bridge financing facility. We currently expect to commence the offerings of fixed-rate preferred stock, mandatorily convertible equity units and senior debt shortly after the pricing of this offering of series A preferred shares. The form, manner and timing of the financing of the Acquisition is subject to change. Please refer to “Unaudited Pro Forma Condensed Consolidated Financial Information” for further discussion of the financing transactions.
Strategic Rationale
      We believe the Acquisition will provide both immediate and long-term increases in shareholder value through the following strategic and financial benefits:

•	Substantially enhanced scale and market position in individual life and annuity products. The Acquisition significantly enhances our position in products we know well. In particular, it increases the operating earnings of our Individual segment and reinforces our position as a leader in the individual life and annuity markets. As a result of the Acquisition, as of March 31, 2005, based on data from LIMRA, we will become the leading seller of individual life insurance products in the United States, as measured by premium dollars, and the second largest seller of individual annuities in the United States, as measured by total individual annuity sales.

•	Highly complementary distribution channels. There is very little overlap between our distribution systems and those of Citigroup L&A. As part of the Acquisition, we will enter into ten-year distribution agreements with Citigroup, which will give us access to certain Citigroup distribution channels. In addition, we will gain expanded distribution capabilities to sell individual life products through independent financial professionals, with whom we have had only a limited presence until now. Citigroup L&A adds independent agents, national marketing organizations, Smith Barney and Citibank to our sales channels for life insurance products. Our individual annuity distribution capabilities will be significantly expanded by new distribution relationships with Citigroup-affiliated channels, including CitiStreet Retirement Services, Smith Barney, Citibank branches and Primerica Financial Services, as well as by non-affiliated channels, including a nationwide network of independent financial professionals and independent broker-dealers.

•	Substantially increased international presence. The Acquisition increases our presence and adds new distribution channels in Brazil and Hong Kong and introduces us to new markets in Japan, Australia, Belgium, Poland and the United Kingdom. In total, as a result of the Acquisition, we will have a presence in 16 foreign countries.

The Offering

Issuer	MetLife, Inc.

Securities Offered	24,000,000 shares of Floating Rate Non-Cumulative Preferred Stock, Series A, $0.01 par value per share, with a liquidation preference of $25 per share, of MetLife, Inc.

To the extent that the underwriters sell more than 24,000,000 series A preferred shares, the underwriters have the option to purchase up to an additional 3,600,000 series A preferred shares. In addition, MetLife, Inc. may from time to time elect to issue additional series A preferred shares, and all the additional shares would be deemed to form a single series with the series A preferred shares.

Dividends	Dividends on the series A preferred shares, when, as and if declared by MetLife, Inc.’s board of directors or a duly authorized committee of the board, will accrue and be payable on the liquidation preference amount from the original issue date, on a non-cumulative basis, quarterly in arrears on each dividend payment date, at an annual rate of the greater of (a) 1.00% above three month LIBOR on the related LIBOR determination date or (b) 4.00%. Any such dividends will be distributed to holders of the series A preferred shares in the manner described under “Description of the Series A Preferred Shares — Dividends.”

A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the series A preferred shares and will end on and exclude the September 15, 2005 dividend payment date.

Dividends on the series A preferred shares are not cumulative. Accordingly, in the event dividends are not declared on the series A preferred shares and any parity stock for payment on any dividend payment date, then any accrued dividends shall cease to accrue and be payable. If MetLife, Inc.’s board of directors or a duly authorized committee of the board has not declared a dividend before the dividend payment date for any dividend period, MetLife, Inc. will have no obligation to pay dividends accrued for such dividend period after the dividend payment date for that dividend period, whether or not dividends on the series A preferred shares are declared for any future dividend period.

Dividend Payment Dates	The 15th day of March, June, September and December of each year, commencing on September 15, 2005. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be the immediately preceding day that is a business day.

Redemption	The series A preferred shares are not redeemable prior to September 15, 2010. On and after that date, the series A preferred shares will be redeemable at MetLife, Inc.’s option and subject to the

Federal Reserve Board’s prior approval, in whole or in part, at a redemption price equal to $25 per series A preferred share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The series A preferred shares will not be subject to any sinking fund or other obligation of MetLife, Inc. to redeem, repurchase or retire the series A preferred shares.

MetLife, Inc. intends that, if it redeems the series A preferred shares, it will redeem them only to the extent that the aggregate liquidation preference of the series A preferred shares redeemed is less than the amount, if any, of net proceeds to MetLife, Inc. or its affiliates of shares of certain types of “junior stock” or “parity stock” (each as defined herein) or certain other securities having sufficient equity characteristics, in each case that are issued within six months before the redemption. See “Description of the Series A Preferred Shares — Redemption.”

Dividend Payment Restrictions	The Certificate of Designations for the series A preferred shares prohibits the declaration of dividends on the series A preferred shares if we fail to meet specified capital adequacy, net income and shareholders’ equity levels. In addition, under Federal Reserve Board policy, MetLife, Inc. may not be able to pay dividends if it does not earn sufficient operating income. See “Description of the Series A Preferred Shares — Restrictions on Declaration and Payment of Dividends.”

Ranking	The series A preferred shares:

• will rank senior to MetLife, Inc.’s junior stock with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up. Junior stock includes MetLife, Inc.’s common stock, its Series A Junior Participating Preferred Stock, any non-voting convertible preferred stock that may be issued to Citigroup under the Acquisition Agreement in lieu of common stock and any other class of stock that ranks junior to the series A preferred shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of MetLife, Inc.

• will rank at least equally with each other series of parity stock that MetLife, Inc. may issue with respect to the payment of dividends and distributions upon liquidation, dissolution or winding-up. As of the date of this prospectus supplement, no other series of parity stock is outstanding. In addition to the series A preferred shares offered hereby, MetLife, Inc. plans to issue a series of fixed rate preferred stock shortly after the completion of this offering of series A preferred shares as part of the financing of the Acquisition. This series of fixed rate preferred stock will rank equally with the series A preferred shares offered hereby. See “Use of Proceeds” and “Capitalization.”

During any dividend period, so long as any series A preferred shares remain outstanding, unless the full dividends for the latest completed dividend period on all outstanding series A preferred shares have been declared or paid, or declared and a sum sufficient for the payment thereof has been set aside:

• no dividend shall be paid or declared on MetLife, Inc.’s common stock or other junior stock; and

• no common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by MetLife, Inc., directly or indirectly (other than as a result of the reclassification of such junior stock for or into other junior stock, or the exchange or conversion of one share of such junior stock for or into another share of such junior stock).

For any dividend period in which dividends are not paid in full upon the series A preferred shares and any parity stock, all dividends declared for such dividend period with respect to the series A preferred shares and such parity stock shall be declared on a pro rata basis. See “Description of the Series A Preferred Shares — Dividends.”

Liquidation Rights	Upon any voluntary or involuntary liquidation, dissolution or winding up of MetLife, Inc., holders of the series A preferred shares are entitled to receive out of the assets of MetLife, Inc., available for distribution to stockholders, before any distribution is made to holders of common stock or other junior stock, a liquidating distribution in the amount of $25 per preferred share plus any declared and unpaid dividends, without accumulation of any undeclared dividends. Distributions will be made pro rata as to the series A preferred shares and any parity stock and only to the extent of MetLife, Inc.’s assets, if any, that are available after satisfaction of all liabilities to creditors. See “Description of the Series A Preferred Shares — Liquidation Rights.”

Voting Rights	Holders of the series A preferred shares will have no voting rights, except with respect to certain fundamental changes in the terms of the series A preferred shares and in the case of certain dividend non-payments. See “Description of the Series A Preferred Shares — Voting Rights.”

Maturity	The series A preferred shares do not have any maturity date, and MetLife, Inc. is not required to redeem the series A preferred shares. Accordingly, the series A preferred shares will remain outstanding indefinitely, unless and until MetLife, Inc. decides to redeem them.

Preemptive Rights	Holders of the series A preferred shares will have no preemptive rights.

Listing	The series A preferred shares have been approved for listing on the New York Stock Exchange under the symbol “METPrA,” subject to official notice of issuance. MetLife, Inc. expects trading of the series A preferred shares on the New York Stock Exchange to commence within a 30-day period after initial delivery.

Tax Consequences	If you are a noncorporate United States holder, dividends paid to you in taxable years beginning before January 1, 2009 will be taxable to you at a maximum rate of 15%, subject to certain requirements described herein. If you are taxed as a corporation, except as described below under “Certain United States Federal Income Tax Consequences — United States Holders — Distributions on Series A Preferred Shares,” dividends generally would be eligible for the 70% dividends-received deduction. If you are a United States alien holder of series A preferred shares, dividends paid to you are subject to withholding tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. For further discussion of the tax consequences relating to the series A preferred shares, see “Certain United States Federal Income Tax Consequences.”

Ratings	The series A preferred shares are rated “BBB” by Standard & Poor’s Ratings and “Baal” by Moody’s Investors Service. Standard & Poor’s Ratings has placed its “BBB” rating of the series A preferred shares on CreditWatch with negative implications, and Moody’s Investors Service has placed its “Baal” rating of the series A preferred shares on negative outlook. The ratings of the series A preferred shares should be evaluated independently from similar ratings of other securities. A rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Use of Proceeds	MetLife, Inc. expects to receive net proceeds from this offering of approximately $582,750,000, after expenses and underwriting discounts.

MetLife, Inc. intends to use the net proceeds from this offering to fund a portion of the purchase price for MetLife, Inc.’s acquisition of Citigroup L&A. In the event the Acquisition is not consummated, MetLife, Inc. will use the net proceeds from the sale of the series A preferred shares for general corporate purposes.

Transfer Agent and Registrar	Mellon Investor Services LLC.

Calculation Agent	JPMorgan Chase Bank, N.A.

RISK FACTORS
      In considering whether to purchase series A preferred shares, you should carefully consider all the information included or incorporated by reference in this prospectus supplement and in the accompanying prospectus. In particular, you should carefully consider the following risk factors.
Risks Relating to the Acquisition of Citigroup L&A

We Do Not Expect Citigroup L&A’s Performance in 2004 and the First Quarter of 2005 to be Indicative of Its Future Contribution to Our Net Income
      Citigroup L&A generated net income of $901 million in 2004 and $273 million in the first quarter of 2005. We expect Citigroup L&A’s results in 2005 to be lower than the $901 million generated in 2004 due to the impact of certain items in 2004 that are unlikely to recur in 2005 and trends in Citigroup L&A’s principal businesses. We also do not believe Citigroup L&A’s net income for the first quarter of 2005 is an accurate indicator of its full year 2005 net income.
      Citigroup L&A’s 2004 net income of $901 million was positively affected by tax recoveries, releases of reserves, charges and other items and negatively affected by other items, including a change in assumptions relating to deferred policy acquisition costs (DAC) that, taken together, contributed a net amount of $61 million to Citigroup L&A’s net income in 2004. We believe these items are unlikely to recur in 2005. Similarly, Citigroup L&A’s net income of $273 million in the first quarter of 2005 was positively affected by unusually large realized gains of $36 million and better than expected results in Argentina due in part to a $16 million (after tax) release of reserves.
      We expect the following trends, which Citigroup L&A management has reported to us, to affect the profitability of Citigroup L&A’s various businesses in 2005:

•	Private Equity and Real Estate. According to Citigroup L&A management, Citigroup L&A has experienced significant declines in returns on its investments in arbitrage funds in 2005. In addition, Citigroup L&A’s 2004 and first quarter 2005 net income benefitted from the exceptionally strong performance of its private equity and real estate investments. Total private equity and real estate investment income in 2004 was $193 million and $79 million, respectively, which represented 6.5% and 2.7%, respectively, of Citigroup L&A’s total net investment income for the year. An adverse change in the private equity or real estate markets or continuing poor returns on arbitrage investments would have a negative impact on our returns from Citigroup L&A’s investments. See “Risks Relating to Our Business — The Performance of Our Investments Depends on Conditions that Are Outside Our Control, and Our Net Investment Income Can Vary from Period to Period.”

•	Institutional Annuities. According to the Quarterly Report on Form 10-Q filed by TIC for the first quarter of 2005, institutional annuities deposits were 30% lower in the three months ended March 31, 2005 than in the comparable period in 2004. The decline in volume was a result of lower sales under TIC’s medium-term note program and GIC customers assessing concentration risk associated with the Acquisition. Structured settlement production also declined in the first quarter of 2005 as a result of initial uncertainty following the announcement of the Acquisition. Consistent with industry trends, Citigroup L&A has also experienced a slower group close-out market. The close-out business is characterized by large, infrequent transactions that contribute to volatility of quarterly premiums, benefits and losses.

•	Retail Annuities. Although retail annuity sales have shown some growth from 2004, they have been below expectations in 2005. A slowdown in new product introductions by Citigroup L&A has hampered the ability of Citigroup L&A to respond to new offerings by competitors, and plans to expand distribution in the financial planner market and in banks have been cancelled. Also, uncertainty regarding long-term integration plans has led to wholesaler turnover.

•	Life Insurance. The life insurance industry is facing numerous challenges that could have an impact in future periods. Reserve requirements under NAIC Model Regulation AXXX for universal life products with secondary guarantees are expected to constrain capital, while higher cost and decreased availability of life reinsurance, in addition to heightened competition from major U.S. life insurance market participants, are expected to pressure profitability.

•	International. Sales may be reduced in 2005 due to a number of factors. In Japan, Citigroup L&A has experienced a slowdown in sales of its variable annuity contracts and increased competition, reflecting lower overall variable annuity sales by Citigroup L&A’s distributors and a loss by Citigroup L&A of market share within these channels. Sales also may be reduced by a slowdown in the United Kingdom due to reduced loan origination, changes in pension regulations in Australia, and continuing uncertainty in Argentina due in part to economic conditions and the potential for government and judicial action.

Citigroup L&A’s Business is Also Subject to Risks
      Citigroup L&A’s business is affected by other market risks and other categories of risk described elsewhere in this section, in this prospectus supplement and in the documents incorporated by reference herein. In particular, we note that:

•	Citigroup L&A has experienced continued spread compression in 2005, as somewhat lower new money rates in 2005 were only partially offset by lower crediting rates on annuity products. Declining interest rates, continued low interest rates or rapidly rising interest rates could exacerbate this trend. See “Risks Relating to Our Business — Changes in Market Interest Rates May Significantly Affect Our Profitability.”

•	Citigroup L&A’s business is significantly affected by movements in the U.S. equity and fixed income credit markets. See “Risks Relating to Our Business — A Decline in Equity Markets or an Increase in Volatility in Equity Markets May Adversely Affect Sales of Our Investment Products and Our Profitability.”

•	Citigroup L&A has experienced a sustained period of favorable credit trends in 2004. Adverse changes in the credit quality of issuers could have a negative effect on Citigroup L&A’s investment portfolio and earnings. See “Risks Relating to Our Business — Defaults, Downgrades or Other Events Impairing the Value of Our Fixed-Income Securities Portfolio May Reduce Our Earnings.”

•	Federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund and variable insurance product industries. See “Risks Relating to Our Business — Legal and Regulatory Investigations and Actions Are Increasingly Common in the Insurance Business and May Result in Financial Losses and Harm our Reputation.”

•	Following the announcement of the Acquisition, the financial strength rating of each of TIC and its subsidiary, The Travelers Life and Annuity Company, was lowered one notch by certain rating agencies. While we believe the negative impact of these downgrades on Citigroup L&A’s financial results was relatively modest, future downgrades, if any, could have a more pronounced impact. See “Risks Relating to Our Business — A Downgrade or a Potential Downgrade in Our Financial Strength or Credit Ratings Could Result in a Loss of Business and Adversely Affect Our Financial Condition and Results of Operations.”

We May Experience Difficulties in Integrating the Citigroup L&A Business
      Our ability to achieve the benefits we anticipate from the Acquisition will depend in large part upon whether we are able to integrate the businesses of MetLife and Citigroup L&A in an efficient and effective manner. We may not be able to integrate these businesses smoothly or successfully, and the process may take longer than expected. The integration of certain operations following the Acquisition will require the dedication of significant management resources, which may distract management’s attention from day-to-day business. Integration planning, which commenced on January 31, 2005, has already required significant management resources. If we are unable to successfully integrate the operations of MetLife and Citigroup L&A, we may be unable to realize the cross-selling and other distribution benefits, cost savings, revenue growth and other anticipated benefits we expect to achieve as a result of the Acquisition and our business and results of operations could be adversely affected.

      The success with which we are able to integrate the Citigroup L&A business will depend on our ability to manage a variety of issues, including the following:

•	Loss of key personnel or higher than expected employee attrition rates could adversely affect the performance of the Citigroup L&A business and our ability to integrate it successfully. Citigroup L&A management has advised us that since the announcement of the Acquisition, employee departures from the Citigroup L&A business have been running at a significantly higher rate than the historical average.

•	Citigroup L&A’s customers may reduce, delay or defer decisions concerning their use of Citigroup L&A’s products and services as a result of the Acquisition or uncertainties related to the consummation of the Acquisition. In particular, we expect that some existing Citigroup L&A customers that are also customers of MetLife will reduce their purchases from Citigroup L&A and MetLife as they assess concentration risk associated with the Acquisition. Citigroup L&A experienced lower institutional annuities deposits in the first quarter of 2005 following the announcement of the Acquisition.

•	The Citigroup L&A business relies in part upon independent distributors to distribute its products. According to Citigroup L&A management, financial professionals not affiliated with Citigroup accounted for $1.8 billion of the $5.7 billion total individual annuity premiums and deposits, and $745 million of the $964 million total individual life insurance sales, of the Citigroup L&A business in 2004. Unaffiliated distributors typically distribute products for many different financial institutions and may not continue to generate the same volume of business for MetLife after the Acquisition. Independent distributors may reexamine the scope of their relationship with Citigroup L&A as a result of the Acquisition and decide to curtail or eliminate their distribution of Citigroup L&A products.

•	Although we will enter into ten-year distribution arrangements with the Citigroup-affiliated distributors at the closing of the Acquisition, most of these distribution relationships will not require the distributor to distribute MetLife or Citigroup L&A products exclusively. We cannot assure you that the volume of distribution through these channels will not decrease after the Citigroup L&A business is no longer affiliated with these channels. Distribution channels affiliated with Citigroup account for significant volumes of the Citigroup L&A business, including $3.9 billion of the $5.7 billion total individual annuity premiums and deposits of the Citigroup L&A business in 2004.

•	Integrating the Citigroup L&A business with our existing operations will require us to coordinate geographically separated organizations, address possible differences in corporate culture and management philosophies and combine separate information technology platforms.
      We expect to incur significant one-time costs in connection with the Acquisition and the related integration of approximately $196 million, or $127 million after income taxes. These costs have not been reflected in the accompanying unaudited pro forma condensed consolidated financial information because they are non-recurring. The costs and liabilities actually incurred in connection with the Acquisition and subsequent integration process may exceed those anticipated. Although we expect that the realization of efficiencies related to the Acquisition may offset additional expenses over time and result in net cost savings, we cannot ensure that this net benefit will be achieved soon or at all.

If the Citigroup L&A Business Does Not Perform Well or We Do Not Integrate It Successfully, We May Incur Significant Charges to Write Down the Goodwill Established in the Acquisition
      As a result of the Acquisition, we expect to establish goodwill of approximately $4.5 billion based upon the March 31, 2005 unaudited pro forma interim condensed consolidated balance sheet included elsewhere in this prospectus supplement. Under Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” we must test our goodwill annually for impairment and, if we determine that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. If the Citigroup L&A business does not perform well following the Acquisition or if we are unable to integrate it successfully into our operations, we may incur significant charges to net income to write down the goodwill, which could have a material adverse effect on our results of operations or financial condition.

We Must Obtain Many Governmental and Other Consents to Complete the Acquisition. If These Consents Are Delayed, Not Granted or Granted with Unacceptable Conditions, It May Jeopardize or Postpone the Completion of the Acquisition, Result in Additional Expenditures of Money and Resources and/or Reduce the Anticipated Benefits of the Acquisition
      We must obtain numerous approvals and consents in a timely manner from federal, state and foreign agencies prior to the completion of the Acquisition. If we do not receive these approvals, or do not receive them on terms that satisfy the conditions set forth in the Acquisition Agreement, then we will not be obligated to complete the Acquisition. In such case, it is possible that we may forego or postpone acquiring all of Citigroup L&A and, instead, acquire only certain businesses and/or assets of Citigroup L&A for which we have obtained appropriate approvals, thereby reducing the anticipated benefits of the Acquisition. The governmental agencies from which we will seek these approvals have broad discretion in administering the governing regulations. As a condition to approval of the Acquisition, agencies may impose requirements, limitations or costs that could negatively affect the way we conduct, or Citigroup L&A conducts, business. These requirements, limitations or costs could jeopardize or delay the completion of the Acquisition. If we agree to any material requirements, limitations or costs in order to obtain any approvals required to complete the Acquisition, these requirements, limitations or additional costs could adversely affect our ability to integrate the Citigroup L&A operations or reduce the anticipated benefits of the Acquisition. This could result in a material adverse effect on our business and results of operations.
      In the event the Acquisition is not consummated or we do not acquire all of Citigroup L&A, we may incur significant costs to redeem or repurchase securities issued, or repay any drawdowns under the bridge facility, in connection with the financing of the Acquisition. See “Use of Proceeds” for our plans to finance the Acquisition.
Risks Relating to Our Business
      The Citigroup L&A business is similar to our own business in many respects, and the Acquisition will increase our exposure to many of the risks described below.

Changes in Market Interest Rates May Significantly Affect Our Profitability
      Some of our products, principally traditional whole life insurance, fixed annuities and guaranteed investment contracts, expose us to the risk that changes in interest rates will reduce our “spread,” or the difference between the amounts that we are required to pay under the contracts in our general account and the rate of return we are able to earn on general account investments intended to support obligations under the contracts. Our spread is a key component of our net income.
      As interest rates decrease or remain at low levels, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, reducing our investment margin. Moreover, borrowers may prepay or redeem the fixed-income securities, commercial mortgages and mortgage-backed securities in our investment portfolio with greater frequency in order to borrow at lower market rates, which exacerbates this risk. Lowering interest crediting rates can help offset decreases in investment margins on some products. However, our ability to lower these rates could be limited by competition or contractually guaranteed minimum rates and might not match the timing or magnitude of changes in asset yields. As a result, our spread could decrease or potentially become negative. Our expectation for future spreads is an important component in the amortization of DAC and significantly lower spreads may cause us to accelerate amortization, thereby reducing net income in the affected reporting period. In addition, during periods of declining interest rates, life insurance and annuity products may be relatively more attractive investments to consumers, resulting in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency, or a higher percentage of insurance policies remaining in force from year to year, during a period when our new investments carry lower returns. A decline in market interest rates could also reduce our return on investments that do not support particular policy obligations. Accordingly, declining interest rates may materially adversely affect our results of operations and financial condition and significantly reduce our profitability.
      Increases in market interest rates could also negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, the assets in our general account with higher yielding assets needed to fund the higher crediting rates necessary to keep interest sensitive products competitive. We therefore may have to accept a lower spread and thus lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, policy loans, surrenders and withdrawals may tend to increase as policyholders seek investments with higher perceived returns as interest rates rise. This process may result in cash outflows requiring that we sell invested assets at a time when the prices of those assets are adversely affected by the increase in market interest rates, which may result in realized investment losses. Unanticipated withdrawals and terminations may cause us to accelerate the amortization of DAC, which would increase our current expenses and reduce net income. An increase in market interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the fair values of the fixed income securities that comprise a substantial majority of our investment portfolio.

A Decline in Equity Markets or an Increase in Volatility in Equity Markets May Adversely Affect Sales of Our Investment Products and Our Profitability
      Significant downturns and volatility in equity markets could have a material adverse effect on our financial condition and results of operations in three principal ways.
      First, market downturns and volatility may discourage purchases of separate account products, such as variable annuities, variable life insurance and mutual funds that have returns linked to the performance of the equity markets and may cause some existing customers to withdraw cash values or reduce investments in those products.
      Second, downturns and volatility in equity markets can have a material adverse effect on the revenues and returns from our savings and investment products and services. Because these products and services depend on fees related primarily to the value of assets under management, a decline in the equity markets could reduce our revenues by reducing the value of the investment assets we manage. The retail annuity business in particular is highly equity market sensitive, and a sustained weakness in the markets will decrease revenues and earnings in variable annuity products.
      Third, we provide certain guarantees within some of our products that protect policyholders against significant downturns in the equity markets. For example, we offer variable annuity products with guaranteed features, such as minimum death and withdrawal benefits. These guarantees may be more costly than expected in volatile or declining equity market conditions, causing us to increase reserves and negatively affecting net income.

The Performance of Our Investments Depends on Conditions that Are Outside Our Control, and Our Net Investment Income Can Vary from Period to Period
      The performance of our investment portfolio depends in part upon the level of and changes in interest rates, equity prices, real estate values, the performance of the economy generally, the performance of the specific obligors included in our portfolio and other factors that are beyond our control. Changes in these factors can affect our net investment income in any period, and such changes can be substantial.
      We invest a portion of our invested assets in pooled investment funds that make private equity investments. The amount and timing of income from such investment funds tend to be uneven as a result of the performance of the underlying private equity investments, which can be difficult to predict, as well as the timing of distributions from the funds, which depends on particular events relating to the underlying investments as well as the funds’ schedules for making distributions and their needs for cash. As a result, the amount of income that we record from these investments can vary substantially from quarter to quarter.

Competitive Factors May Adversely Affect Our Market Share and Profitability
      Our business segments are subject to intense competition. We believe that this competition is based on a number of factors, including service, product features, scale, price, commission structure, financial strength, claims-paying ratings, credit ratings, business capabilities and name recognition. We compete with a large number of other insurers, as well as non-insurance financial services companies, such as banks, broker-dealers and asset managers, for individual consumers, employers and other group customers and agents and other distributors of insurance and investment products. Some of these companies offer a broader array of products, are regulated differently, have more competitive pricing or, with respect to other insurers, have higher claims paying ability ratings. Some may also have greater financial resources with which to compete and a greater market share. National banks, which may sell annuity products of life insurers in some circumstances, also have pre-existing customer bases for financial services products.
      Many of our insurance products, particularly those offered by our Institutional segment, are underwritten annually, and, accordingly, there is a risk that group purchasers may be able to obtain more favorable terms from competitors rather than renewing coverage with us. The effect of competition may, as a result, adversely affect the persistency of these and other products, as well as our ability to sell products in the future.
      In addition, the investment management and securities brokerage businesses have relatively few barriers to entry and continually attract new entrants. Many of our competitors in these businesses offer a broader array of investment products and services and are better known than we are as sellers of annuities and other investment products.

We May be Unable to Attract and Retain Sales Representatives for Our Products
      We must attract and retain productive sales representatives to sell our insurance, annuities and investment products. Strong competition exists among insurers for sales representatives with demonstrated ability. We compete with other insurers for sales representatives primarily on the basis of our financial position, product features, the marketing and support services we provide to the representatives and compensation. We continue to undertake initiatives to grow our career agency force while continuing to enhance the efficiency and production of our existing sales force. We cannot provide assurance that these initiatives will succeed in attracting and retaining new agents. Sales of individual insurance, annuities and investment products and our results of operations and financial condition could be materially adversely affected if we are unsuccessful in attracting and retaining productive agents.

Differences Between Actual Claims Experience and Underwriting and Reserving Assumptions May Adversely Affect Our Financial Results
      Our earnings significantly depend upon the extent to which our actual claims experience is consistent with the assumptions we use in setting prices for our products and establishing reserves. Our reserves for future policy benefits and claims are established based on estimates by actuaries of how much we will need to pay for future benefits and claims. For life insurance and annuity products, we calculate these reserves based on many assumptions and estimates, including estimated premiums to be received over the assumed life of the policy, the timing of the event covered by the insurance policy, the amount of benefits or claims to be paid and the investment returns on the assets we purchase with the premiums we receive. We establish property and casualty reserves based on assumptions and estimates of damages and liabilities incurred. To the extent that actual claims experience is less favorable than our underlying assumptions used in establishing such reserves, we could be required to increase our reserves.
      Due to the nature of the underlying risks and the high degree of uncertainty associated with the determination of reserves, we cannot determine precisely the amounts which we will ultimately pay to settle our liabilities. Such amounts may vary from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our reserves periodically based on changes in the assumptions used to establish the reserves, as well as our actual experience. We charge or credit changes in our reserves to expenses in the period the reserves are established or re-estimated. If the reserves originally established for future benefit payments prove inadequate, we must increase them. Such increases could affect our earnings negatively and have a material adverse effect on our business, results of operations and financial condition.

Our Risk Management Policies and Procedures May Leave Us Exposed to Unidentified or Unanticipated Risk, Which Could Negatively Affect Our Business
      Management of operational, legal and regulatory risks requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We have devoted significant resources to develop our risk management policies and procedures and expect to continue to do so in the future. Nonetheless, our policies and procedures may not be fully effective. Many of our methods for managing risk and exposures are based upon our use of observed historical market behavior or statistics based on historical models. As a result, these methods may not predict future exposures, which could be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that is publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated.

Catastrophes May Adversely Impact Liabilities for Policyholder Claims and Reinsurance Availability
      Our life insurance operations are exposed to the risk of catastrophic mortality events, such as a pandemic or other catastrophe that causes a large number of deaths. In our group insurance operations, a localized event that affects the workplace of one or more of our group insurance customers could cause a significant loss due to mortality or morbidity claims. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
      Our Auto & Home business has experienced, and will likely in the future experience, catastrophe losses that may have a material adverse impact on the business, results of operations and financial condition of the Auto & Home segment. Although Auto & Home makes every effort to minimize its exposure to catastrophic risks through volatility management and reinsurance programs, these efforts may not succeed. Catastrophes can be caused by various events, including hurricanes, windstorms, earthquakes, hail, tornadoes, explosions, severe winter weather (including snow, freezing water, ice storms and blizzards), fires, as well as man-made events such as terrorist attacks. Historically, substantially all of our catastrophe-related claims have related to homeowners coverages. However, catastrophes may also affect other Auto & Home coverages. Due to their nature, we cannot predict the incidence, timing and severity of catastrophes.
      Hurricanes and earthquakes are of particular note for our homeowners coverages. Areas of major hurricane exposure include coastal sections of the northeastern United States (including Long Island and the Connecticut, Rhode Island and Massachusetts shorelines) and Florida. We also have some earthquake exposure, primarily along the New Madrid fault line in the central United States and in the Pacific Northwest. Losses incurred by Auto & Home from all catastrophes, net of reinsurance but before taxes, were $189 million, $77 million and $55 million in 2004, 2003 and 2002, respectively.
      Terrorism is a recently emerging risk. A major terrorist attack not only could cost lives and destroy property, but could also have a material adverse effect on the value of investments that we hold, which could in turn have a material adverse impact on investment income and on fees we earn that are based on the value of investments we manage for others. It is possible that both the frequency and severity of man-made catastrophic events will increase.
      The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes and earthquakes may produce significant damage in larger areas, especially those that are heavily populated. Claims resulting from natural or man-made catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business could also be affected. It is possible that increases in the value and geographic concentration of insured property and the effects of inflation could increase the severity of claims from catastrophic events in the future.
      Consistent with industry practices, we establish reserves for claim liabilities arising from a catastrophe only after assessing the probable losses arising from the event. We cannot be certain that the reserves we have established will be adequate to cover actual claim liabilities. From time to time, states have passed legislation that has the effect of limiting the ability of insurers to manage risk, such as legislation restricting an insurer’s ability to withdraw from catastrophe-prone areas. While we attempt to limit our exposure to acceptable levels, subject to restrictions imposed by insurance regulatory authorities, a catastrophic event or multiple catastrophic events could have a material adverse effect on our business, results of operations and financial condition.
      Our ability to manage this risk and the profitability of our property and casualty and life insurance businesses depends in part on our ability to obtain catastrophe reinsurance, which may not be available at commercially acceptable rates in the future. See “Risks Relating to Our Business — Reinsurance May Not Be Available, Affordable or Adequate to Protect Us Against Losses.”

A Downgrade or a Potential Downgrade in Our Financial Strength or Credit Ratings Could Result in a Loss of Business and Adversely Affect Our Financial Condition and Results of Operations
      Financial strength ratings, which various Nationally Recognized Statistical Rating Organizations (“NRSROs”) publish as indicators of an insurance company’s ability to meet contractholder and policyholder obligations, are important to maintaining public confidence in our products, the ability to market our products and our competitive position. Metropolitan Life Insurance Company, our principal life insurance subsidiary, has a financial strength rating of A+ from A.M. Best Company, AA from Fitch Ratings, Aa2 from Moody’s Investors Service and AA from Standard & Poor’s.
      A downgrade in our insurance subsidiaries’ financial strength ratings, or an announced potential for a downgrade, could have a material adverse effect on our financial condition and results of operations in many ways, including:

•	reducing new sales of insurance products, annuities and other investment products;

•	adversely affecting our relationships with our sales force and independent sales intermediaries;

•	materially increasing the number or amount of policy surrenders and withdrawals by contractholders and policyholders;

•	requiring us to reduce prices for many of our products and services to remain competitive; and

•	adversely affecting our ability to obtain reinsurance at reasonable prices or at all.
      In addition to the financial strength ratings of our insurance subsidiaries, NRSROs also publish credit ratings for our company. A downgrade in our credit ratings could increase our cost of borrowing, which could have a material adverse effect on our financial condition and results of operations.
      Following the announcement of the Acquisition, a number of NRSROs, including Moody’s Investors Service, Standard & Poor’s and A.M. Best Company, placed our ratings on “credit watch” or changed our rating outlook from “stable” to “negative.” We do not expect these NRSROs to remove our ratings from “credit watch” or return our outlook to “stable” until we have established, to their satisfaction, a successful track record in integrating the Citigroup L&A business and we have reduced our financial leverage and increased our interest coverage to levels closer to those which existed prior to the Acquisition.
      As a result of the additional securities that we plan to issue to finance a portion of the purchase price for the Acquisition, we estimate that our leverage ratio will increase moderately. While we expect our leverage ratio to decrease over time as a result of the accumulation of retained earnings, there is no assurance that it will decrease as we expect. The increased leverage will reduce our flexibility in managing our capital.

      Rating agencies assign ratings based upon several factors, some of which relate to general economic conditions and circumstances outside of our control. In addition, rating agencies may employ different models and formulas to assess our financial strength, and may alter these models from time to time in their discretion. We cannot predict what actions rating agencies may take, or what actions we may be required to take in response to the actions of rating agencies, which could adversely affect our business.

Defaults, Downgrades or Other Events Impairing the Value of Our Fixed Maturity Securities Portfolio May Reduce Our Earnings
      We are subject to the risk that the issuers of the fixed maturity securities we own may default on principal and interest payments they owe us. At March 31, 2005, the fixed maturity securities of $182.7 billion in our investment portfolio represented 74.6% of our total cash and invested assets. The occurrence of a major economic downturn, acts of corporate malfeasance or other events that adversely affect the issuers of these securities could cause the value of our fixed maturities portfolio and our net earnings to decline and the default rate of the fixed maturity securities in our investment portfolio to increase. A ratings downgrade affecting particular issuers or securities could also have a similar effect. With recent downgrades in the automotive sector, as well as economic uncertainty and increasing interest rates, credit quality of issuers could be adversely affected. Any event reducing the value of these securities other than on a temporary basis could have a material adverse effect on our business, results of operations and financial condition.

Defaults on Our Mortgage and Consumer Loans May Adversely Affect Our Profitability
      Our mortgage and consumer loan investments face default risk. Our mortgage and consumer loans are principally collateralized by commercial, agricultural and residential properties, as well as automobiles. At March 31, 2005, our mortgage and consumer loan investments of $32.0 billion represented 13.1% of our total cash and invested assets. At March 31, 2005, loans that were either delinquent or in the process of foreclosure totaled less than 1% of our mortgage and consumer loan investments. The performance of our mortgage and consumer loan investments, however, may fluctuate in the future. In addition, substantially all of our mortgage loan investments have balloon payment maturities. An increase in the default rate of our mortgage and consumer loan investments could have a material adverse effect on our business, results of operations and financial condition.

Some of Our Investments Are Relatively Illiquid
      Our investments in private placement bonds, mortgage and consumer loans, equity real estate, including real estate joint ventures and other limited partnership interests, are relatively illiquid. These asset classes represented 24.7% of the carrying value of our total cash and invested assets as of March 31, 2005. If we require significant amounts of cash on short notice in excess of our normal cash requirements, we may have difficulty selling these investments in a timely manner, be forced to sell them for less than we otherwise would have been able to realize, or both.

Fluctuations in Foreign Currency Exchange Rates and Foreign Securities Markets Could Negatively Affect Our Profitability
      We are exposed to risks associated with fluctuations in foreign currency exchange rates against the U.S. dollar resulting from our holdings of non-U.S. dollar denominated securities and investments in foreign subsidiaries. The principal currencies which create foreign exchange rate risk in our investment portfolios are Canadian dollars, Euros, British pounds, Japanese yen and Chilean pesos. If the currencies of the non-U.S. dollar denominated securities we hold in our investment portfolios decline against the U.S. dollar, our investment returns, and thus our profitability, may be adversely affected. Although we use foreign currency swaps and forward contracts to mitigate foreign currency exchange rate risk, there is no assurance that these methods will be effective or that our counterparties will perform their obligations.
      From time to time, various emerging market countries have experienced severe economic and financial disruptions, including significant devaluations of their currencies. Our exposure to foreign exchange rate risk is exacerbated by our investments in emerging markets.

      Through our investments in foreign subsidiaries, we are primarily exposed to the Canadian dollar, the Mexican peso and the Chilean peso. We have matched substantially all of our foreign currency liabilities in our foreign subsidiaries with their respective foreign currency assets, which limits the effect of currency exchange rate fluctuation on local operating results; however, fluctuations in such rates affect the translation of these results into our consolidated financial statements. Although we take certain actions to address this risk, foreign currency exchange rate fluctuation could materially adversely affect our reported results due to unhedged positions or the failure of our hedges to effectively offset the impact of the foreign currency exchange rate fluctuation.

Our International Operations Face Political, Legal, Operational and Other Risks That Could Negatively Affect Those Operations or Our Profitability
      Our international operations face political, legal, operational and other risks that we do not face in our domestic operations. We face the risk of discriminatory regulation, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds from these operations out of the countries in which they operate or converting local currencies we hold into U.S. dollars or other currencies. Some of our foreign insurance operations are, and are likely to continue to be, in emerging markets where these risks are heightened. In addition, we rely on local sales forces in these countries and may encounter labor problems resulting from workers’ associations and trade unions in some countries. If our business model is not successful in a particular country, we may lose all or most of our investment in building and training the sales force in that country.
      We are currently planning to expand our international operations in markets where we operate and in selected new markets. This may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new foreign markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions. Therefore, as we expand internationally, we may not achieve the operating margins we expect and our results of operations may be negatively impacted.
      The Citigroup L&A business includes operations in several foreign countries, including Australia, Brazil, Argentina, the United Kingdom, Belgium, Poland, Japan and Hong Kong. Those operations, and operations in other new markets, are subject to the risks described above, as well as our unfamiliarity with the business, legal and regulatory environment in any of those countries.
      In recent years, the operating environment in Argentina has been challenging. In Argentina, both we and Citigroup L&A are principally engaged in the pension business. This business has incurred significant losses in recent years as a result of actions taken by the Argentinean government in response to a sovereign debt crisis in December 2001. Further governmental or legal actions related to pension reform could impact our obligations to our customers and could result in future losses in our combined Argentinean operations. The Acquisition will increase our exposure to such potential losses. For certain liabilities which will be established upon our acquisition of the Citigroup L&A Argentina operations, see pro forma adjustment 3(ff) in “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Reinsurance May Not Be Available, Affordable or Adequate to Protect Us Against Losses
      As part of our overall risk and capacity management strategy, we purchase reinsurance for certain risks underwritten by our various business segments. For example, MetLife currently reinsures up to 90% of the mortality risk for all new individual life insurance policies that it writes through its various insurance companies. Market conditions beyond our control determine the availability and cost of the reinsurance protection we purchase. Any decrease in the amount of our reinsurance will increase our risk of loss and any increase in the cost of our reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in our assuming more risk with respect to those policies we issue.

      As a result of consolidation of the life reinsurance market and other market factors, capacity in the life reinsurance market has decreased. Further, life reinsurance is currently available at higher prices and on less favorable terms than those prevailing between 1997 and 2003. It is likely that this trend will continue, although we cannot predict to what extent. Further consolidation, regulatory developments, catastrophic events or other significant developments affecting the pricing and availability of reinsurance could materially harm the reinsurance market and our ability to enter into reinsurance contracts.

If the Counterparties to Our Reinsurance Arrangements or to the Derivative Instruments We Use to Hedge Our Business Risks Default or Fail to Perform, We May Be Exposed to Risks We Had Sought to Mitigate, Which Could Materially Adversely Affect Our Financial Condition and Results of Operations
      We use reinsurance and derivative instruments to mitigate our risks in various circumstances. Reinsurance does not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers. We cannot assure you that our reinsurers will pay the reinsurance recoverables owed to us now or in the future or that they will pay these recoverables on a timely basis. A reinsurer’s insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement with us could have a material adverse effect on our financial condition and results of operations.
      In addition, we use derivative instruments to hedge various business risks. We enter into a variety of derivative instruments, including options, forwards, interest rate and currency swaps and options to enter into interest rate and currency swaps with a number of counterparties. If our counterparties fail or refuse to honor their obligations under these derivative instruments, our hedges of the related risk will be ineffective. Such failure could have a material adverse effect on our financial condition and results of operations.

Our Insurance Businesses Are Heavily Regulated, and Changes in Regulation May Reduce Our Profitability and Limit Our Growth
      Our insurance operations are subject to a wide variety of insurance and other laws and regulations. State insurance laws regulate most aspects of our U.S. insurance businesses, and our insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. Our non-U.S. insurance operations are principally regulated by insurance regulatory authorities in the jurisdictions in which they are domiciled and operate.
      State laws in the United States grant insurance regulatory authorities broad administrative powers with respect to, among other things:

•	licensing companies and agents to transact business;

•	calculating the value of assets to determine compliance with statutory requirements;

•	mandating certain insurance benefits;

•	regulating certain premium rates;

•	reviewing and approving policy forms;

•	regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements;

•	regulating advertising;

•	protecting privacy;

•	establishing statutory capital and reserve requirements and solvency standards;

•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates; and

•	regulating the types, amounts and valuation of investments.
      State insurance guaranty associations have the right to assess insurance companies doing business in their state for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Because the amount and timing of an assessment is beyond our control, the reserves that we have currently established for these potential liabilities may not be adequate.
      State insurance regulators and the National Association of Insurance Commissioners, or NAIC, regularly re-examine existing laws and regulations applicable to insurance companies and their products. Changes in these laws and regulations, or in interpretations thereof, are often made for the benefit of the consumer at the expense of the insurer and, thus, could have a material adverse effect on our financial condition and results of operations.
      The NAIC and several states have recently proposed regulations and/or laws that would prohibit agent or broker practices that have been the focus of recent investigations of broker compensation in the State of New York and elsewhere. The NAIC has adopted a Compensation Disclosure Amendment to its Producers Licensing Model Act which, if adopted by the states, would require disclosure by agents or brokers to customers that insurers will compensate such agents or brokers for the placement of insurance and documented acknowledgement of this arrangement in cases where the customer also compensates the agent or broker. Some larger states, including California and New York, are considering additional provisions that would require the disclosure of the amount of compensation and/or require (where an agent or broker represents more than one insurer) placement of the “best coverage.” We cannot predict how many states, if any, may promulgate the NAIC amendment or similar regulations or the extent to which these regulations may have a material adverse impact on our business.
      Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct federal regulation of insurance have been proposed. These proposals include “The State Modernization and Regulatory Transparency Act,” which would maintain state-based regulation of insurance, but would affect state regulation of certain aspects of the business of insurance, including rates, agent and company licensing and market conduct examinations. We cannot predict whether this or other proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on our business, financial condition or results of operations.
      Our international operations are subject to regulation in the jurisdictions in which they operate, which in many ways is similar to that of the state regulation outlined above. Many of our customers and independent sales intermediaries also operate in regulated environments. Changes in the regulations that affect their operations also may affect our business relationships with them and their ability to purchase or distribute our products. Accordingly, these changes could have a material adverse effect on our financial condition and results of operations. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus having a material adverse effect on our financial condition and results of operations.
      From time to time, regulators raise issues during examinations or audits of our subsidiaries that could, if determined adversely, have a material impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or reserve requirements.

Legal and Regulatory Investigations and Actions Are Increasingly Common in the Insurance Business and May Result in Financial Losses and Harm our Reputation
      We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us and others generally applicable to business practices in the industries in which we operate. In connection with our insurance operations, plaintiffs’ lawyers may bring or are bringing class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits and breaches of fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against us may seek very large or indeterminate amounts, including punitive and treble damages, and the damages claimed and the amount of any probable and estimable liability, if any, may remain unknown for substantial periods of time.
      Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be inherently impossible to ascertain with any degree of certainty. Estimates of possible additional losses or ranges of loss for particular matters cannot in the ordinary course be made with a reasonable degree of certainty. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require MetLife, Inc. to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of a balance sheet date.
      Metropolitan Life and its affiliates are currently defendants in approximately 450 lawsuits raising allegations of improper marketing and sales of individual life insurance policies or annuities. These lawsuits are generally referred to as “sales practices claims.” Metropolitan Life is also a defendant in numerous lawsuits seeking compensatory and punitive damages for personal injuries allegedly caused by exposure to asbestos or asbestos-containing products. These lawsuits are principally based upon allegations relating to certain research, publication and other activities of one or more of Metropolitan Life’s employees during the period from the 1920’s through approximately the 1950’s and have alleged that Metropolitan Life learned or should have learned of certain health risks posed by asbestos and, among other things, improperly publicized or failed to disclose those health risks. Additional litigation relating to these matters may be commenced in the future. The ability of MetLife to estimate its ultimate asbestos exposure is subject to considerable uncertainty due to numerous factors. The availability of data is limited and it is difficult to predict with any certainty numerous variables that can affect liability estimates, including the number of future claims, the cost to resolve claims, the disease mix and severity of disease, the jurisdiction of claims filed, tort reform efforts and the impact of any possible future adverse verdicts and their amounts. The number of asbestos cases that may be brought or the aggregate amount of any liability that MetLife may ultimately incur is uncertain. Accordingly, it is reasonably possible that MetLife’s total exposure to asbestos claims may be greater than the liability recorded by MetLife in its financial statements and that future charges to income may be necessary. The potential future charges could be material in particular quarterly or annual periods in which they are recorded. In addition, Metropolitan Life and MetLife, Inc. have been named as defendants in several lawsuits brought in connection with Metropolitan Life’s demutualization in 2000.
      We are also subject to various regulatory inquiries, such as information requests, subpoenas and books and record examinations, from state and federal regulators and other authorities. A substantial legal liability or a significant regulatory action against us could have a material adverse effect on our business, financial condition and results of operations. Moreover, even if we ultimately prevail in the litigation, regulatory action or investigation, we could suffer significant reputational harm, which could have a material adverse effect on our business, financial condition and results of operations, including our ability to attract new customers, retain our current customers and recruit and retain employees. Regulatory inquiries may cause increased volatility in the price of stocks of companies in our industry.
      Recently, the insurance industry has become the focus of increased scrutiny by regulatory and law enforcement authorities concerning certain practices within the insurance industry. This scrutiny includes the commencement of investigations and other proceedings by the New York State Attorney General and other governmental authorities relating to allegations of improper conduct in connection with the payment of, and disclosure with respect to, contingent commissions paid by insurance companies to intermediaries, the solicitation and provision of fictitious or inflated quotes, the use of inducements to brokers or companies in the sale of insurance products and the accounting treatment for finite insurance and reinsurance or other non-traditional or loss mitigation insurance and reinsurance products.
      One possible result of these investigations and attendant lawsuits is that many insurance industry practices and customs may change, including, but not limited to, the manner in which insurance is marketed and distributed through independent brokers and agents. Our business strategy contemplates that we will rely heavily on both intermediaries our internal sales force to market and distribute insurance products. We cannot predict how industry regulation with respect to the use of intermediaries may change. Such changes, however, could adversely affect our ability to implement our business strategy, which could materially affect our growth and profitability.
      Recent industry-wide inquiries also include those regarding market timing and late trading in mutual funds and variable annuity contracts, variable annuity sales practices/exchanges and electronic communication document retention practices. The Securities and Exchange Commission (the “SEC”) has commenced an investigation with respect to market timing and late trading in a limited number of privately-placed variable insurance contracts that were sold through our subsidiary, General American Life Insurance Company (“General American”). In May 2004, General American received a so called “Wells Notice” stating that the SEC staff is considering recommending that the SEC bring a civil action alleging violations of the U.S. securities laws against General American. General American has responded to the Wells Notice, and we are fully cooperating with the SEC with regard to this investigation. TIC has also received inquiries regarding market timing and other matters from the SEC. In addition, new laws and regulations have been enacted affecting the mutual fund industry generally, and it is difficult to predict at this time whether changes resulting from those new laws and regulations will affect our business and, if so, to what degree.
      Other recent industry-wide inquiries include those relating to finite insurance and reinsurance. On May 23, 2005, we received a subpoena from the Office of the Attorney General of the State of Connecticut requesting information regarding our participation in any finite reinsurance transactions. We have also received information requests relating to finite insurance or reinsurance from other regulatory and governmental entities. We believe we have appropriately accounted for these transactions and intend to cooperate fully with these information requests. We believe that a number of other industry participants have received similar requests from various regulatory and investigative authorities. It is reasonably possible that we may receive additional requests. We will fully cooperate with all such requests.
      The Citigroup L&A business is also subject to risk of litigation and regulatory investigations and actions in the ordinary course of operations similar to the risks described above. The legal and regulatory actions pending against the Citigroup L&A business include proceedings, including those specified below, specific to the Citigroup L&A business and others generally applicable to business practices in the industries in which the Citigroup L&A business operates, many of which are the same industries in which we operate. TIC and certain of its affiliates are defendants in a nationwide class action which was certified by the Connecticut Superior Court on May 26, 2004. The class action complaint claims that TIC and certain of its affiliates are in violation of the Connecticut Unfair Trade Practice Statute, and asserts unjust enrichment and civil conspiracy claims. The complaint alleges that Travelers Property Casualty Corporation, TIC’s former affiliate and also a defendant in the class action, purchased a lower amount of structured settlement annuities from TIC than agreed with claimants, and that commissions paid to brokers of structured settlement annuities, including a TIC affiliate, were paid, in part, to Travelers Property Casualty Corporation. On June 15, 2004, TIC and certain of its affiliates appealed the Connecticut Superior Court’s May 26, 2004 class certification order. TIC has been sued in a number of asbestos related claims, vigorously defends itself in these matters and seeks indemnification with respect to these claims from its former affiliates. Other claims may be brought against TIC with respect to its historical business operations.

      We cannot assure you that current claims, litigation, unasserted claims probable of assertion, investigations and other proceedings against us or the Citigroup L&A business will not have a material adverse effect on our business, financial condition or results of operations. It is also possible that related or unrelated claims, litigation, unasserted claims probable of assertion, investigations and proceedings may be commenced in the future, and we could become subject to further investigations and have lawsuits filed or enforcement actions initiated against us. In addition, increased regulatory scrutiny and any resulting investigations or proceedings could result in new legal actions and precedents and industry-wide regulations that could adversely affect our business, financial condition and results of operation. For further details regarding the litigation in which we are involved, see Note 5 to MetLife’s interim condensed consolidated financial statements included in our Form 10-Q for the three months ended March 31, 2005, filed on May 6, 2005, and our Form 8-K filed on May 27, 2005, both incorporated by reference in the accompanying prospectus. For further details regarding the litigation in which the Citigroup L&A business is involved, see our Form 8-K filed on May 13, 2005, which is incorporated by reference in the accompanying prospectus.

Changes in U.S. Federal and State Securities Laws May Affect Our Operations and Our Profitability
      U.S. federal and state securities laws apply to investment products that are also “securities,” including variable annuities and variable life insurance policies. As a result, some of our subsidiaries and the policies and contracts they offer are subject to regulation under these federal and state securities laws. Our insurance subsidiaries’ separate accounts are registered as investment companies under the Investment Company Act of 1940, as amended. Some variable annuity contracts and variable life insurance policies issued by our insurance subsidiaries also are registered under the Securities Act of 1933, as amended (the “Securities Act”). Other subsidiaries are registered as broker-dealers under the Securities Exchange Act of 1934, as amended, and are members of, and subject to, regulation by the National Association of Securities Dealers, Inc. In addition, some of our subsidiaries also are registered as investment advisers under the Investment Advisers Act of 1940, as amended.
      Securities laws and regulations are primarily intended to ensure the integrity of the financial markets and to protect investors in the securities markets or investment advisory or brokerage clients. These laws and regulations generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the conduct of business for failure to comply with those laws and regulations. Changes to these laws or regulations that restrict the conduct of our business could have a material adverse effect on our financial condition and results of operations.

Changes in Tax Laws Could Make Some of Our Products Less Attractive to Consumers
      Changes in tax laws could make some of our products less attractive to consumers. For example, reductions in the federal income tax that investors are required to pay on long-term capital gains and on some dividends paid on stock may provide an incentive for some of our customers and potential customers to shift assets into mutual funds and away from products, including life insurance and annuities, designed to defer taxes payable on investment returns. Because the income taxes payable on long-term capital gains and some dividends paid on stock have been reduced, investors may decide that the tax-deferral benefits of annuity contracts are less advantageous than the potential after-tax income benefits of mutual funds or other investment products that provide dividends and long-term capital gains. A shift away from life insurance and annuity contracts and other tax-deferred products would reduce our income from sales of these products, as well as the assets upon which we earn investment income.
      We cannot predict whether any other legislation will be enacted, what the specific terms of any such legislation will be or how, if at all, this legislation or any other legislation could have a material adverse effect on our financial condition and results of operations.

As a Holding Company, We Depend on the Ability of Our Subsidiaries to Transfer Funds to Us to Pay Dividends and Meet Our Obligations
      We are a holding company for our insurance and financial subsidiaries and do not have any significant operations of our own. Dividends from our subsidiaries and permitted payments to us under our tax sharing arrangements with our subsidiaries are our principal sources of cash to pay stockholder dividends and to meet our obligations. If the cash we receive from our subsidiaries is insufficient for us to fund our debt and other holding company obligations, we may be required to raise cash through the incurrence of debt, the issuance of additional equity or the sale of assets.
      The payment of dividends and other distributions to us by our insurance subsidiaries is regulated by insurance laws and regulations. In general, dividends in excess of prescribed limits are deemed “extraordinary” and require insurance regulatory approval. In addition, insurance regulators may prohibit the payment of ordinary dividends or other payments by our insurance subsidiaries to us if they determine that the payment could be adverse to our policyholders or contractholders. As a result of certain restructuring transactions by Citigroup prior to the closing, all dividends paid by TIC during the first year following the Acquisition would be deemed “extraordinary.” It is possible that TIC and its subsidiary, The Travelers Life and Annuity Company, may be subject to additional restrictions imposed by Connecticut law or the Connecticut Department of Insurance on their ability to pay dividends to us after the Acquisition.
      During the years ended December 31, 2004, 2003 and 2002, we received dividends from our domestic insurance subsidiaries of $1,162 million ($300 million of which were deemed “extraordinary”), $1,721 million ($844 million of which were deemed “extraordinary”) and $929 million ($369 million of which were deemed “extraordinary”), respectively. Based on statutory results as of December 31, 2004, our insurance subsidiaries could pay dividends of approximately $1,186 million to us in 2005 without obtaining regulatory approval. Metropolitan Life and Metropolitan Tower Life Insurance Company recently paid dividends to us in the aggregate amount of $4.1 billion (approximately $3.2 billion of which were deemed “extraordinary”). As a result of these dividends, any further dividend from Metropolitan Life during 2005 will require prior approval from the New York Insurance Department and any further dividend from Metropolitan Tower Life Insurance Company will require prior approval from the Delaware Department of Insurance until the end of 2005 and may require prior approval until the end of May 2006.
      Any payment of interest, dividends, distributions, loans or advances by our subsidiaries to us could be subject to taxation or other restrictions on dividends or repatriation of earnings under applicable law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdiction in which our foreign subsidiaries operate.

We May Need to Fund Deficiencies in Our Closed Block; Assets Allocated to the Closed Block Benefit Only the Holders of Closed Block Policies
      The plan of reorganization entered into in connection with MetLife’s 2000 demutualization required that we establish and operate an accounting mechanism, known as a closed block, to ensure that the reasonable dividend expectations of policyholders who own certain individual insurance policies of MetLife are met. We allocated assets to the closed block in an amount that will produce cash flows which, together with anticipated revenue from the policies included in the closed block, are reasonably expected to be sufficient to support obligations and liabilities relating to these policies, including, but not limited to, provisions for the payment of claims and certain expenses and taxes, and to provide for the continuation of the policyholder dividend scales in effect for 1999, if the experience underlying such scales continues, and for appropriate adjustments in such scales if the experience changes. We cannot assure that the closed block assets, the cash flows generated by the closed block assets and the anticipated revenue from the policies included in the closed block will be sufficient to provide for the benefits guaranteed under these policies. If they are not sufficient, we must fund the shortfall. Even if they are sufficient, we may choose, for competitive reasons, to support policyholder dividend payments with our general account funds.
      The closed block assets, the cash flows generated by the closed block assets and the anticipated revenue from the policies in the closed block will benefit only the holders of those policies. In addition, to the extent that these amounts are greater than the amounts estimated at the time the closed block was funded, dividends payable in respect of the policies included in the closed block may be greater than they would be in the absence of a closed block. Any excess earnings will be available for distribution over time only to closed block policyholders.

The Continued Threat of Terrorism and Ongoing Military Actions May Adversely Affect the Level of Claim Losses We Incur and the Value of Our Investment Portfolio
      The continued threat of terrorism, both within the United States and abroad, ongoing military and other actions and heightened security measures in response to these types of threats may cause significant volatility in global financial markets and result in loss of life, property damage, additional disruptions to commerce and reduced economic activity. Some of the assets in our investment portfolio may be adversely affected by declines in the equity markets and reduced economic activity caused by the continued threat of terrorism. We cannot predict whether, and the extent to which, companies in which we maintain investments may suffer losses as a result of financial, commercial or economic disruptions, or how any such disruptions might affect the ability of those companies to pay interest or principal on their securities. The continued threat of terrorism also could result in increased reinsurance prices and reduced insurance coverage and potentially cause us to retain more risk than we otherwise would retain if we were able to obtain reinsurance at lower prices. Terrorist actions also could disrupt our operations centers in the United States or abroad. In addition, the occurrence of terrorist actions could result in higher claims under our insurance policies than we had anticipated.

The Occurrence of Events Unanticipated In Our Disaster Recovery Systems and Management Continuity Planning Could Impair Our Ability to Conduct Business Effectively
      In the event of a disaster such as a natural catastrophe, an industrial accident, a blackout, a computer virus, a terrorist attack or war, unanticipated problems with our disaster recovery systems could have a material adverse impact on our ability to conduct business and on our results of operations and financial condition, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. Despite our implementation of network security measures, our servers could be subject to physical and electronic break-ins, and similar disruptions from unauthorized tampering with our computer systems. In addition, in the event that a significant number of our managers were unavailable in the event of a disaster, our ability to effectively conduct our business could be severely compromised.

We Face Unforeseen Liabilities Arising from Other Possible Acquisitions and Dispositions of Businesses
      We have engaged in numerous dispositions and acquisitions of businesses in the past, and expect to continue to do so in the future. There could be unforeseen liabilities that arise in connection with the businesses that we may sell or the businesses that we may acquire in the future. In addition, there may be liabilities that we fail, or are unable, to discover in the course of performing due diligence investigations on each business that we have acquired or may acquire.
Risks Relating to the Series A Preferred Shares

General Market Conditions and Unpredictable Factors Could Adversely Affect Market Prices for the Series A Preferred Shares
      There can be no assurance about the market prices for the series A preferred shares. Several factors, many of which are beyond MetLife, Inc.’s control, will influence the market value of the series A preferred shares. Factors that might influence the market value of the series A preferred shares include:

•	whether dividends have been declared and are likely to be declared on the series A preferred shares from time to time;

•	MetLife, Inc.’s creditworthiness;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect MetLife, Inc. or the financial markets generally.
      Accordingly, if you purchase series A preferred shares, whether in this offering or in the secondary market, the series A preferred shares may trade at a discount to the price that you paid for them.

The Series A Preferred Shares Are Equity and Are Subordinate to MetLife, Inc.’s Existing and Future Indebtedness
      The series A preferred shares are equity interests in MetLife, Inc. and do not constitute indebtedness. As such, the series A preferred shares will rank junior to all indebtedness and other non-equity claims on MetLife, Inc. with respect to assets available to satisfy claims on MetLife, Inc., including in a liquidation of MetLife, Inc. MetLife, Inc.’s existing and future indebtedness may restrict payments of dividends on the series A preferred shares. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the series A preferred shares (1) dividends are payable only if declared by MetLife, Inc.’s board of directors (or a duly authorized committee of the board) and (2) as a corporation, MetLife, Inc. is subject to restrictions on payments of dividends and redemption price out of lawfully available funds.

Dividends on the Series A Preferred Shares Are Non-Cumulative
      Dividends on the series A preferred shares are non-cumulative. Consequently, if MetLife, Inc.’s board of directors (or a duly authorized committee of the board) does not authorize and declare a dividend for any dividend period, holders of the series A preferred shares would not be entitled to receive any such dividend, and such unpaid dividend will cease to accrue and be payable. MetLife, Inc. will have no obligation to pay dividends accrued for a dividend period after the dividend payment date for such period if MetLife, Inc.’s board of directors (or a duly authorized committee of the board) has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the series A preferred shares or any other preferred stock MetLife, Inc. may issue.

Banking Regulations May Restrict MetLife, Inc.’s Ability to Pay Dividends
      MetLife, Inc. may not be able to pay dividends in the future if it does not earn sufficient operating income or meet specified capital adequacy requirements.
      MetLife, Inc. is a bank holding company registered with, and subject to the examination of, the Federal Reserve Board as a result of the company’s ownership of MetLife Bank, N.A., a subsidiary bank with total assets of approximately $4.0 billion as of March 31, 2005. MetLife, Inc. is also a “financial holding company” under the Gramm-Leach-Bliley Act (“GLB Act”). This status is important to MetLife, Inc., for it permits MetLife, Inc. to engage in a broader range of insurance, securities and other financial activities and investments than is otherwise permitted to traditional bank holding companies. To maintain such status, MetLife, Inc.’s subsidiary bank must continue to be “well capitalized” and “well managed” under Federal Reserve Board regulations and must continue to hold a Satisfactory or better rating under the Community Reinvestment Act. If these requirements are not met in the future, MetLife, Inc. would be required to take corrective measures and remedy the matter, generally within six months, or could be required to divest the bank.
      As a bank holding company, MetLife, Inc. is subject to capital adequacy requirements established by the Federal Reserve Board. The company’s banking, insurance and securities subsidiaries are also subject to capital regulations of their respective functional regulators. Under Federal Reserve Board policy, a bank holding company is expected to act as a source of strength to a subsidiary bank and to commit resources to its support when necessary. It is also the Federal Reserve Board’s policy that dividends by a bank holding company should be paid only out of current operating income. Both of these policies may limit MetLife, Inc.’s ability to declare dividends under certain circumstances. Under the GLB Act, however, the Federal Reserve Board generally cannot impose capital requirements on regulated insurance and securities subsidiaries or require them to contribute support to the holding company’s subsidiary bank.

MetLife, Inc.’s Ability to Declare and Pay Dividends on the Series A Preferred Shares Will Be Limited If It Fails to Achieve Specified Net Income, Capital Adequacy and Shareholders’ Equity Levels
      MetLife, Inc. is prohibited from declaring or paying dividends on the series A preferred shares in excess of the amount of net proceeds from an issuance of common stock taking place within 90 days before a dividend declaration date, if, on that dividend declaration date, either:

•	the risk-based capital ratio of our largest U.S. life insurance subsidiaries that collectively account for 80% or more of the general account admitted assets of all of our U.S. life insurance subsidiaries was less than 175% of the company action level as of the end of the most recent year; or

•	MetLife, Inc.’s consolidated net income for the four-quarter period ending on the preliminary quarter end test date (the quarter that is two quarters prior to the most recently completed quarter) is zero or negative and its consolidated shareholders’ equity (minus accumulated other comprehensive income, and subject to certain other adjustments relating to changes in GAAP) as of each of the preliminary quarter test date and the most recently completed quarter has declined by 10% or more from its level as measured at the end of the benchmark quarter (the date that is ten quarters prior to the most recently completed quarter).
      If MetLife, Inc. fails to satisfy either of the above tests on any dividend declaration date, the restrictions on dividends will continue until MetLife, Inc. is able again to satisfy both tests on a dividend declaration date. In addition, in the case of a restriction arising under the second bullet point above, the restrictions on dividends will continue until MetLife, Inc.’s consolidated shareholders’ equity (minus accumulated other comprehensive income, and subject to certain other adjustments relating to changes in GAAP) has increased, or has declined by less than 10%, in either case as compared to its level at the end of the benchmark quarter for each dividend payment date as to which dividend restrictions were imposed under the second bullet point above.
      See “Description of the Preferred Shares — Restrictions on Declaration and Payment of Dividends” for more information on these restrictions.

The Series A Preferred Shares May Not Have an Active Trading Market
      The series A preferred shares are a new issue with no established trading market. Although the series A preferred shares have been approved for listing on the New York Stock Exchange, subject to official notice of issuance, there may be little or no secondary market for the series A preferred shares. Even if a secondary market for the series A preferred shares develops, it may not provide significant liquidity, and transaction costs in any secondary market could be high. As a result, the difference between bid and ask prices in any secondary market could be substantial.

The Voting Rights of Holders of the Series A Preferred Shares Will Be Limited
      Holders of the series A preferred shares have no voting rights with respect to matters that generally require the approval of voting shareholders. The limited voting rights of holders of the series A preferred shares include the right to vote as a class on certain fundamental matters that may affect the preference or special rights of the series A preferred shares, as described under “Description of the Series A Preferred Shares — Voting Rights.” In addition, if dividends on the series A preferred shares have not been declared or paid for the equivalent of six dividend payments, whether or not for consecutive dividend periods, holders of the outstanding series A preferred shares, together with holders of any other series of MetLife, Inc.’s preferred stock ranking equal with the series A preferred shares with similar voting rights, will be entitled to vote for the election of two additional directors, subject to the terms and to the limited extent described under “Description of the Series A Preferred Shares — Voting Rights.”
      If holders of the series A preferred shares become entitled to vote for the election of directors, there is a risk that the series A preferred shares could be deemed a “class of voting securities.” In this instance, certain holders of specified percentages of series A preferred shares could then be subject to regulation under the Bank Holding Company Act as described under “Description of the Series A Preferred Shares — Certain Regulatory Issues Related to Voting Rights.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
FOR METLIFE
      The following table sets forth selected historical consolidated financial information for MetLife. The selected historical consolidated financial information as of and for the years ended December 31, 2004 and 2003 has been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, the selected historical consolidated financial information as of and for the year ended December 31, 2002 has been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2002, and the selected historical consolidated financial information as of and for the years ended December 31, 2001 and 2000 has been derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2001. This selected consolidated financial information should be read in conjunction with and is qualified by reference to these financial statements and the related notes. The selected historical consolidated financial information at and for the three months ended March 31, 2005 and 2004 has been derived from the unaudited interim condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the three months ended March 31, 2005. The following consolidated statements of income and consolidated balance sheet data have been prepared in conformity with GAAP. Some previously reported amounts have been reclassified to conform with the presentation for the three months ended March 31, 2005.

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In millions)
Statements of Income Data
Revenues:
Premiums	$6,002	$5,386	$22,204	$20,576	$19,021	$16,963	$15,999
Universal life and investment-type product policy fees	791	663	2,868	2,496	2,147	1,889	1,820
Net investment income(1)	3,217	2,939	12,367	11,484	11,139	11,127	10,926
Other revenues	299	313	1,198	1,199	1,166	1,340	2,070
Net investment gains (losses)(1)(2)(3)	(15)	116	175	(551)	(892)	(713)	(444)

Total revenues(4)(5)(6)	10,294	9,417	38,812	35,204	32,581	30,606	30,371

Expenses:
Policyholder benefits and claims	5,962	5,475	22,666	20,812	19,456	18,330	16,764
Interest credited to policyholder account balances	795	738	2,998	3,035	2,950	3,084	2,935
Policyholder dividends	415	425	1,666	1,731	1,803	1,802	1,771
Payments to former Canadian policyholders(7)	—	—	—	—	—	—	327
Demutualization costs	—	—	—	—	—	—	230
Other expenses(1)	1,973	1,851	7,822	7,176	6,869	6,899	7,189

Total expenses(4)(5)(6)(7)	9,145	8,489	35,152	32,754	31,078	30,115	29,216

Income from continuing operations before provision for income taxes	1,149	928	3,660	2,450	1,503	491	1,155
Provision for income taxes(1)(4)(8)	350	290	1,030	620	454	177	363

Income from continuing operations	799	638	2,630	1,830	1,049	314	792
Income from discontinued operations, net of income taxes(1)(4)	188	46	214	413	556	159	161

Income before cumulative effect of a change in accounting	987	684	2,844	2,243	1,605	473	953
Cumulative effect of a change in accounting, net of income taxes	—	(86)	(86)	(26)	—	—	—

Net income	$987	$598	$2,758	$2,217	$1,605	$473	$953

Net income after April 7, 2000 (date of demutualization)							$1,173

	At March 31,	At December 31,

	2005	2004	2003	2002	2001	2000

	(In millions)
Balance Sheet Data
Assets:
General account assets	$276,885	$270,039	$251,085	$217,733	$194,256	$183,912
Separate account assets	85,786	86,769	75,756	59,693	62,714	70,250

Total assets(4)	$362,671	$356,808	$326,841	$277,426	$256,970	$254,162

Liabilities:
Life and health policyholder liabilities(9)	$193,251	$190,847	$176,628	$162,569	$148,395	$140,040
Property and casualty policyholder liabilities	3,192	3,180	2,943	2,673	2,610	2,559
Short-term debt	1,120	1,445	3,642	1,161	355	1,085
Long-term debt	7,414	7,412	5,703	4,411	3,614	2,353
Other liabilities	48,870	44,331	41,020	28,269	21,964	20,396
Separate account liabilities	85,786	86,769	75,756	59,693	62,714	70,250

Total liabilities(4)	339,633	333,984	305,692	258,776	239,652	236,683

Company-obligated mandatorily redeemable securities of subsidiary trusts	—	—	—	1,265	1,256	1,090

Stockholders’ Equity:
Common stock, at par value(10)	8	8	8	8	8	8
Additional paid-in capital(10)	15,043	15,037	14,991	14,968	14,966	14,926
Retained earnings(10)	7,595	6,608	4,193	2,807	1,349	1,021
Treasury stock, at cost(10)	(1,764)	(1,785)	(835)	(2,405)	(1,934)	(613)
Accumulated other comprehensive income (loss)(10)	2,156	2,956	2,792	2,007	1,673	1,047

Total stockholders’ equity	23,038	22,824	21,149	17,385	16,062	16,389

Total liabilities and stockholders’ equity	$362,671	$356,808	$326,841	$277,426	$256,970	$254,162

	At or for the Three
	Months Ended
	March 31,		At or for the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In millions, except per share data)
Other Data
Net income	$987	$598	$2,758	$2,217	$1,605	$473	$953
Return on equity(11)	N/A	N/A	12.5%	11.5%	9.6%	2.9%	6.3%
Return on equity, excluding accumulated other comprehensive income	N/A	N/A	14.4%	13.1%	10.8%	3.2%	6.5%
Total assets under management	$362,671	$337,013	$356,808	$326,841	$277,426	$256,970	$254,162
Income from Continuing Operations Available to Common Shareholders Per Share(12)
Basic	$1.09	$0.84	$3.51	$2.45	$1.49	$0.42	$1.39
Diluted	$1.08	$0.84	$3.48	$2.42	$1.44	$0.41	$1.37
Income from Discontinued Operations Per Share(12)
Basic	$0.25	$0.06	$0.28	$0.57	$0.79	$0.22	$0.13
Diluted	$0.25	$0.06	$0.28	$0.55	$0.76	$0.21	$0.12
Cumulative Effect of a Change in Accounting Per Share(12)
Basic	$—	$(0.11)	$(0.11)	$(0.04)	$—	$—	$—
Diluted	$—	$(0.11)	$(0.11)	$(0.03)	$—	$—	$—
Net Income Available to Common Shareholders Per Share(12)
Basic	$1.34	$0.79	$3.68	$2.98	$2.28	$0.64	$1.52
Diluted	$1.33	$0.79	$3.65	$2.94	$2.20	$0.62	$1.49
Dividends Declared Per Share	N/A	N/A	$0.46	$0.23	$0.21	$0.20	$0.20

(1)	In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS 144”), income related to real estate sold or classified as held-for-sale for transactions initiated on or after January 1, 2002 is presented as discontinued operations. The following table presents the components of income from discontinued real estate operations (see footnote 4):

	For the Three
	Months Ended
	March 31,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In millions)
Investment income	$72	$106	$373	$455	$630	$563	$214
Investment expense	(33)	(58)	(207)	(253)	(351)	(338)	—
Net investment gains (losses)	18	20	146	420	582	—	—

Total revenues	57	68	312	622	861	225	214
Interest expense	—	2	13	4	—	1	—
Provision for income taxes	20	24	104	226	313	82	78

Income from discontinued operations, net of income taxes	$37	$42	$195	$392	$548	$142	$136

(2)	Net investment gains (losses) exclude amounts related to real estate operations reported as discontinued operations in accordance with SFAS 144.

(3)	Net investment gains (losses) presented include scheduled periodic settlement payments on derivative instruments that do not qualify for hedge accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, of $24 million and $14 million for the three months ended March 31, 2005 and 2004, respectively, and $51 million, $84 million, $32 million and $24 million for the years ended December 31, 2004, 2003, 2002 and 2001, respectively.

(4)	During the third quarter of 2004, the Company entered into an agreement to sell its wholly-owned subsidiary, SSRM Holdings, Inc. (“SSRM”), to a third party, which was sold on January 31, 2005. In accordance with SFAS 144, the assets, liabilities and operations of SSRM have been reclassified into discontinued operations for all periods presented. The following tables present the operations of SSRM:

	For the
	Three
	Months
	Ended
	March 31,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	(In millions)
Revenues from discontinued operations	$19	$62	$328	$231	$239	$254	$258
Expenses from discontinued operations	38	55	296	197	225	230	211

Income from discontinued operations, before provision for income taxes	(19)	7	32	34	14	24	47
Provision for income taxes	(5)	3	13	13	6	7	22

Income from discontinued operations, net of income taxes	(14)	4	19	21	8	17	25
Net investment gains, net of income taxes	165	—	—	—	—	—	—

Income from discontinued operations, net of income taxes	$151	$4	$19	$21	$8	$17	$25

	For the Year Ended December 31,

	2004	2003	2002	2001	2000

	(In millions)
General account assets	$379	$183	$198	$203	$228

Total assets	$379	$183	$198	$203	$228

Short-term debt	$19	$—	$—	$—	$—
Long-term debt	—	—	14	14	47
Other liabilities	221	70	78	80	95

Total liabilities	$240	$70	$92	$94	$142

(5)	Includes the following combined financial statement data of Conning Corporation (“Conning”), which was sold in 2001, and MetLife’s interest in Nvest Companies, L.P. (“Nvest”) and its affiliates, which was sold in 2000:

	For the Year
	Ended
	December 31,

	2001	2000

	(In millions)
Total revenues	$32	$605

Total expenses	$33	$580

As a result of these sales, investment gains of $25 million and $663 million were recorded for the years ended December 31, 2001 and 2000, respectively.

(6)	Included in total revenues and total expenses for the year ended December 31, 2002 are $421 million and $358 million, respectively, related to Aseguradora Hidalgo S.A., which was acquired in June 2002.

(7)	In July 1998, Metropolitan Life sold a substantial portion of its Canadian operations to Clarica Life Insurance Company (“Clarica Life”). As part of that sale, a large block of policies in effect with Metropolitan Life in Canada was transferred to Clarica Life, and the holders of the transferred Canadian policies became policyholders of Clarica Life. Those transferred policyholders are no longer policyholders of Metropolitan Life and, therefore, were not entitled to compensation under the plan of reorganization. However, as a result of a commitment made in connection with obtaining Canadian regulatory approval of that sale and in connection with the demutualization, Metropolitan Life’s Canadian branch made cash payments to those who were, or were deemed to be, holders of these transferred Canadian policies. The payments were determined in a manner that is consistent with the treatment of, and fair and equitable to, eligible policyholders of Metropolitan Life.

(8)	Provision for income taxes includes a credit of $145 million for surplus taxes for the year ended December 31, 2000. Prior to its demutualization, Metropolitan Life was subject to surplus tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code.

(9)	Policyholder liabilities include future policy benefits and other policyholder funds. Life and health policyholder liabilities also include policyholder account balances, policyholder dividends payable and the policyholder dividend obligation.

(10)	For additional information regarding these items, see Notes 1 and 12 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2004.

(11)	Return on equity is defined as net income divided by average total equity.

(12)	Based on earnings subsequent to the date of demutualization. For additional information regarding net income per share data, see Note 14 to the Consolidated Financial Statements contained in our Annual Report on Form 10-K for the year ended December 31, 2004.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
      On January 31, 2005, MetLife, Inc. and Citigroup entered into a definitive agreement, pursuant to which MetLife, Inc. agreed to acquire Citigroup L&A for $11.5 billion in consideration, subject to certain closing adjustments and financing arrangements, and receipt of regulatory approvals and satisfaction or waiver of other closing conditions. The Acquisition Agreement provides for Citigroup’s execution of specific transactions to exclude certain assets and liabilities prior to the closing, and these transactions have been reflected in the Citigroup L&A historical combined financial statements as if completed. The Citigroup L&A historical condensed combined financial statements as of and for the three months ended March 31, 2005 and as of and for the year ended December 31, 2004 are included as exhibits to the Current Reports on Form 8-K filed by MetLife on May 27, 2005 and May 13, 2005, respectively.
      The following unaudited pro forma condensed consolidated financial information consolidates the unaudited historical interim condensed consolidated balance sheet at March 31, 2005, the unaudited historical interim condensed consolidated statement of income for the three months ended March 31, 2005 and the historical consolidated statement of income for the year ended December 31, 2004 of MetLife with the unaudited historical interim condensed combined balance sheet at March 31, 2005, the unaudited historical interim condensed combined statement of income for the three months ended March 31, 2005 and the historical combined statement of income for the year ended December 31, 2004 of Citigroup L&A. Those unaudited historical interim condensed financial statements and historical financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). The unaudited pro forma condensed consolidated financial information has been prepared using the assumptions described in the notes thereto.
      The unaudited pro forma condensed consolidated financial information below should be read in conjunction with the notes thereto and the unaudited historical interim condensed consolidated financial statements as of and for the three months ended March 31, 2005 of MetLife included in its Quarterly Report on Form 10-Q, as well as the historical consolidated financial statements as of and for the year ended December 31, 2004 of MetLife included in its Annual Report on Form 10-K. The unaudited pro forma condensed consolidated financial information below should also be read in conjunction with the Current Reports on Form 8-K filed by MetLife on May 27, 2005 and May 13, 2005 which include as exhibits: 1) the unaudited historical interim condensed combined financial statements of Citigroup L&A as of and for the three months ended March 31, 2005, and 2) the audited historical combined financial statements of Citigroup L&A as of and for the year ended December 31, 2004, respectively.
      This unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations of the consolidated company that would have actually occurred had the Acquisition been effective during the periods presented or of the future financial position or future results of operations of the consolidated company. The unaudited condensed consolidated financial information as of and for the periods presented may have been different had the companies actually been consolidated as of or during those periods due to, among other factors, possible revenue enhancements, expense efficiencies and integration costs. Additionally, as discussed in Note 1, the actual allocation of the purchase price to the acquired assets and liabilities may vary materially from the assumptions used in preparing the unaudited pro forma condensed consolidated financial information.

MetLife, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
March 31, 2005

	Historical
			Pro Forma	Pro Forma
		Citigroup	Purchase	Financing		Pro Forma
	MetLife	L&A	Adjustments	Adjustments	Notes	Consolidated

	(In millions, except per share data)
			Increase/(decrease)
Assets
Investments:
Fixed maturities available-for-sale, at fair value	$182,519	$44,508	$(88)	$(1,404)	3(a), 3(b)	$225,535
Equity securities, at fair value	2,516	391	—	—		2,907
Mortgage and other loans	31,977	2,349	43	—	3(c)	34,369
Policy loans	8,953	894	5	—	3(d)	9,852
Real estate and real estate joint ventures held-for-investment	3,458	279	127	—	3(e)	3,864
Real estate held-for-sale	848	29	13	(478)	3(f), 3(g)	412
Other limited partnership interests	3,051	1,326	—	—		4,377
Short-term investments	2,551	3,364	—	—		5,915
Trading securities	134	1,081	—	—		1,215
Other invested assets	4,960	338	234	—	3(h)	5,532

Total investments	240,967	54,559	334	(1,882)		293,978
Cash and cash equivalents	3,925	648	(10,623)	10,623	3(i)	4,573
Common stock issuance and distribution	—	—	(1,000)	1,000	3(i)	—
Accrued investment income	2,433	560	—	—		2,993
Premiums and other receivables	7,515	4,146	1,137	—	3(j)	12,798
Deferred policy acquisition costs	13,130	3,035	(3,035)	—	3(l)	13,130
Value of business acquired	1,668	90	2,904	—	3(m), 3(n)	4,662
Goodwill	611	226	4,292	—	3(o), 3(p)	5,129
Other intangible assets	14	—	185	—	3(q)	199
Other assets	6,622	1,617	1	74	3(r), 3(ff), 3(s)	8,314
Separate account assets	85,786	31,052	—	—		116,838

Total assets	$362,671	$95,933	$(5,805)	$9,815		$462,614

Liabilities and Stockholders’ Equity
Liabilities:
Future policy benefits	$100,630	$12,679	$3,008	$—	3(j), 3(ff)	$116,317
Policyholder account balances	85,802	35,633	1,831	—	3(k)	123,266
Other policyholder funds	7,226	1,604	—	—		8,830
Policyholder dividends payable	1,048	—	—	—		1,048
Policyholder dividend obligation	1,737	—	—	—		1,737
Short-term debt	1,120	—	—	1,000	3(t)	2,120
Long-term debt	7,414	(23)	(87)	4,700	3(a), 3(t)	12,004
Shares subject to mandatory redemption	278	—	—	—		278
Current income taxes payable	31	8	50	460	3(ff), 3(g)	549
Deferred income taxes payable	2,414	694	(1,709)	(51)	3(u), 3(g)	1,348
Payables under securities loaned transactions	31,713	2,331	—	—		34,044
Trading securities sold not yet purchased	—	369	—	—		369
Other liabilities	14,434	2,915	(227)	111	3(v), 3(w)	17,233
Separate account liabilities	85,786	31,052	—	—		116,838

Total liabilities	339,633	87,262	2,866	6,220		435,981

Stockholders’ Equity:
Common stock, par value $0.01 per share;	8	—	—	—		8
Additional paid-in capital	15,043	—	—	889	3(t), 3(w)	15,932
Preferred stock, par value $0.01 per share;	—	—	—	—		—
Additional paid-in capital	—	—	—	1,948	3(t)	1,948
Common stock of Citigroup L&A	—	131	(131)	—	3(x)	—
Additional paid-in capital	—	3,138	(3,138)	—	3(x)	—
Retained earnings	7,595	4,238	(4,238)	758	3(x), 3(g)	8,353
Treasury stock, at cost;	(1,764)	—	—	—		(1,764)
Accumulated other comprehensive income	2,156	1,164	(1,164)	—	3(x)	2,156

Total stockholders’ equity	23,038	8,671	(8,671)	3,595		26,633

Total liabilities and stockholders’ equity	$362,671	$95,933	$(5,805)	$9,815		$462,614

See accompanying notes to unaudited pro forma condensed consolidated financial information.

MetLife, Inc.
Unaudited Pro Forma Interim Condensed Consolidated Statement of Income
For the Three Months Ended March 31, 2005

	Historical
			Pro Forma	Pro Forma
		Citigroup	Purchase	Financing		Pro Forma
	MetLife	L&A	Adjustments	Adjustments	Notes	Consolidated

	(In millions, except per share data)
			Increase/(decrease)
Revenues
Premiums	$6,002	$267	$—	$—		$6,269
Universal life and investment-type product policy fees	791	232	(1)	—	3(y)	1,022
Net investment income	3,217	759	(78)	(23)	3(z), 3(aa)	3,875
Other revenues	299	50	(19)	—	3(bb)	330
Net investment gains (losses)	(15)	54	—	—		39

Total revenues	10,294	1,362	(98)	(23)		11,535

Expenses
Policyholder benefits and claims	5,962	320	(10)	—	3(j)	6,272
Interest credited to policyholder account balances	795	371	(62)	—	3(k)	1,104
Policyholder dividends	415	—	—	—		415
Other expenses	1,973	274	(39)	70	3(cc), 3(dd)	2,278

Total expenses	9,145	965	(111)	70		10,069

Income from continuing operations before provision for income taxes	1,149	397	13	(93)		1,466
Provision for income taxes	350	124	4	(32)	3(ee)	446

Income from continuing operations	$799	$273	$9	$(61)		$1,020

Earnings Per Share
Income from continuing operations available to common stockholders
Basic	$1.09					$1.31

Diluted	$1.08					$1.30

Weighted average number of common shares outstanding
Basic	734.0					756.7

Diluted	739.6					762.3

See accompanying notes to unaudited pro forma condensed consolidated financial information.

MetLife, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Income
For the Year Ended December 31, 2004

	Historical		Pro Forma	Pro Forma
			Purchase	Financing		Pro Forma
	MetLife	Citigroup L&A	Adjustments	Adjustments	Notes	Consolidated

	(In millions, except per share data)
			Increase/(decrease)
Revenues
Premiums	$22,204	$1,314	$—	$—		$23,518
Universal life and investment-type product policy fees	2,868	711	34	—	3(y)	3,613
Net investment income	12,367	2,973	(311)	(92)	3(z), 3(aa)	14,937
Other revenues	1,198	161	(83)	—	3(bb)	1,276
Net investment gains	175	14	—	—		189

Total revenues	38,812	5,173	(360)	(92)		43,533

Expenses
Policyholder benefits and claims	22,666	1,529	(36)	—	3(j)	24,159
Interest credited to policyholder account balances	2,998	1,386	(227)	—	3(k)	4,157
Policyholder dividends	1,666	—	—	—		1,666
Other expenses	7,822	1,014	(131)	279	3(cc), 3(dd)	8,984

Total expenses	35,152	3,929	(394)	279		38,966

Income from continuing operations before provision for income taxes	3,660	1,244	34	(371)		4,567
Provision for income taxes	1,030	343	83	(130)	3(ee)	1,326

Income from continuing operations	$2,630	$901	$(49)	$(241)		$3,241

Earnings Per Share
Income from continuing operations available to common stockholders
Basic	$3.51					$4.04

Diluted	$3.48					$4.01

Weighted average number of common shares outstanding
Basic	749.7					772.4

Diluted	754.8					777.5

See accompanying notes to unaudited pro forma condensed consolidated financial information.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information

1.	Basis of Presentation
      The unaudited pro forma condensed consolidated financial information gives effect to the proposed acquisition as if it had occurred at March 31, 2005 for the purposes of the unaudited pro forma condensed consolidated balance sheet and at January 1, 2004 for the purposes of the unaudited pro forma condensed consolidated statements of income. The unaudited pro forma condensed consolidated financial information has been prepared by MetLife’s management and is based on MetLife’s historical consolidated financial statements and Citigroup L&A’s historical combined financial statements, which have been prepared by Citigroup. Certain amounts from Citigroup L&A’s historical combined financial statements have been reclassified to conform to the MetLife presentation. In accordance with Article 11 of Regulation S-X, discontinued operations and cumulative effects of changes in accounting and the related earnings per share data have been excluded from the presentation of the unaudited pro forma condensed consolidated statements of income.
      This unaudited pro forma condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America. The unaudited pro forma condensed consolidated balance sheet at March 31, 2005 and the unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004 have been prepared using the following information:

(a) Unaudited historical interim condensed consolidated financial statements of MetLife as of and for the three months ended March 31, 2005;

(b) Unaudited historical interim combined financial statements of Citigroup L&A as of and for the three months ended March 31, 2005;

(c) Audited historical consolidated financial statements of MetLife as of and for the year ended December 31, 2004;

(d) Audited historical combined financial statements of Citigroup L&A as of and for the year ended December 31, 2004; and

(e) Such other supplementary information as considered necessary to reflect the Acquisition in the unaudited pro forma condensed consolidated financial information.
      Some previously reported amounts have been reclassified to conform with the presentation for the three months ended March 31, 2005.
      The pro forma adjustments reflecting the Acquisition of Citigroup L&A under the purchase method of accounting are based on certain estimates and assumptions. The pro forma adjustments may be revised as additional information becomes available. The actual adjustments upon consummation of the Acquisition and the allocation of the purchase price of Citigroup L&A will depend on a number of factors, including additional financial information available at such time, changes in values and changes in Citigroup L&A’s operating results between the date of preparation of this unaudited pro forma condensed consolidated financial information and the effective date of the Acquisition. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. MetLife’s management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed consolidated financial information.
      The excess of the purchase price over the estimated fair value of the net assets acquired, including identifiable intangible assets, has been allocated to goodwill. The unaudited pro forma condensed consolidated financial information does not include the anticipated financial benefits or expenses from such items as

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)
expense efficiencies or revenue enhancements arising from the Acquisition nor does the unaudited pro forma condensed consolidated financial information include the portion of restructuring and integration costs to be incurred by MetLife.
      The unaudited pro forma condensed consolidated financial information is not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated, or the results that may be obtained by the consolidated company in the future. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the notes thereto and the unaudited historical interim condensed consolidated financial statements as of and for three months ended March 31, 2005 of MetLife included in its Quarterly Report on Form 10-Q, as well as the historical consolidated financial statements as of and for the year ended December 31, 2004 of MetLife included in its Annual Report on Form 10-K. The unaudited pro forma condensed consolidated financial information should also be read in conjunction with the Current Reports on Form 8-K filed by MetLife on May 27, 2005 and May 13, 2005 which include as exhibits: 1) the unaudited historical interim condensed combined financial statements of Citigroup L&A as of and for the three months ended March 31, 2005 and 2) the audited historical combined financial statements of Citigroup L&A as of and for the year ended December 31, 2004, respectively.

2.	Purchase Price and Financing Considerations
      Pursuant to the Acquisition Agreement, MetLife, Inc. will pay Citigroup $11.5 billion in consideration for all of the outstanding shares of capital stock held by Citigroup and its affiliates, of certain of the domestic and international insurance subsidiaries of Citigroup, constituting the Citigroup L&A business. The Acquisition Agreement provides for Citigroup’s execution of specific transactions to exclude certain assets and liabilities prior to the closing, and these transactions have been reflected in the Citigroup L&A historical combined financial statements as if completed. The closing is expected to occur during the summer of 2005. This purchase price is subject to certain adjustments at closing, including adjustments based on differences between estimated and actual equity at closing and agreed-upon minimum risk based capital (“RBC”) levels. The potential purchase price adjustments are more fully described in the Acquisition Agreement.
      Under the terms of the Acquisition Agreement, MetLife, Inc. may, at its discretion, issue up to $3 billion of its stock to Citigroup as part of the funding of the purchase price. The remainder of the purchase price must be paid in cash. The financing related to the cash portion of the purchase price will be finalized immediately prior to the closing of the transaction and may include the use of short-term bridge financing.
      The unaudited pro forma condensed consolidated financial information included herein reflects management’s best estimate of the forms and amounts of financing at the time this unaudited pro forma condensed consolidated financial information was prepared. The actual form of financing of the Acquisition may involve different forms of financing and/or different amounts of the same financing vehicles. These differences in form and amount of financing could result in materially different pro forma adjustments than those presented in this unaudited pro forma condensed consolidated financial information. The actual financing forms and amounts of financing will not be determined until shortly before the closing date of the Acquisition. The unaudited pro forma condensed consolidated financial information presented herein assumes the following:

(i) MetLife, Inc. will issue $1 billion, 23.0 million shares, of common stock to Citigroup in the transaction. For purposes of computing the number of shares of common stock to be issued to Citigroup, the price of the MetLife, Inc.’s common stock to be issued is assumed to be $43.53 per common share, which represents the average closing price of MetLife, Inc.’s common stock on the New York Stock Exchange for the ten-day period ending May 26, 2005. The impact on pro forma earnings per share of issuing the maximum amount, $3 billion, of consideration in common stock is described in Note 4. The number of shares to be issued for purposes of that calculation was computed using the same average closing price as described above.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

(ii) The remaining $10.5 billion of purchase price will be paid to Citigroup in cash and will be funded by MetLife in part through:

a) The sale of a real estate property and fixed maturity securities. The unaudited pro forma condensed consolidated statements of income reflect the reduction in investment income from the sale of fixed maturity securities but do not reflect a reduction of investment income from the sale of real estate property as such investment income is reported as discontinued operations. The unaudited pro forma condensed consolidated statements of income do not reflect the gains/(losses) on the sale of real estate property or fixed maturity securities as such gains/(losses) would be reported as discontinued operations or are sales that would not be part of the normal course of business.

b) The issuance of commercial paper and offerings of various forms of securities including senior debt, mandatorily convertible equity units, and perpetual preferred stock. The unaudited pro forma condensed consolidated statements of income reflect the impact of these financing arrangements using MetLife’s current anticipated borrowing and dividend rates for such types of securities.

These assumptions are made based on the best information available at the time the unaudited pro forma condensed consolidated financial information was prepared. Changes in risk-free interest rates and credit spreads could change the assumed borrowing and dividend rates for such types of securities.

c) Bridge financing which would be a short-term substitution for some or all of the longer term financing alternatives may be considered. The amount and term of the bridge financing will depend upon the timing of the closing of the transaction in combination with market access and market conditions at such time.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)
      For purposes of presentation in the unaudited pro forma condensed consolidated financial information, the financing of the Acquisition and allocation of purchase price is assumed to be as follows:

			Expected
		Range of	Annual	Expected Interest/
	Anticipated	Potential	Interest/	Dividend(4)(5)
	Financing	Financing	Dividend
	Amount	Amounts	Rate(4)(5)	Annual	Quarterly

	(In millions)	(In millions)	(%)	(In millions)	(In millions)
Sources:
Cash	$3,049	$2,500 – 3,500	(1)(2)	(1)(2)	(1)(2)
Debt	3,700	3,000 – 5,000	2.85 – 6.00%	$175	$44
Mandatorily convertible equity units	2,000	2,000 – 3,000	3.50 – 4.50%	$80	$20
Preferred stock	2,000	1,000 – 2,000	4.00 – 6.50%	$120	$30
MetLife, Inc. common stock	1,000	1,000 – 3,000	(3)	(3)	(3)

Total sources of funds	$11,749

Uses:
Debt and equity issuance costs — See pro forma adjustments 3(s) and 3(t) in Note 3	$126

Other transaction costs — See pro forma adjustment 3(i) in Note 3	123
Purchase price paid to Citigroup	11,500

Total purchase price	11,623

Total uses of funds	$11,749

Purchase Price Allocation:
Total purchase price	$11,623

Net balance sheet assets acquired at March 31, 2005:
Carrying value of net balance sheet assets prior to the Acquisition	8,671
Estimated fair value adjustments	(1,566)

Estimated fair value of net balance sheet assets acquired	7,105

Goodwill	$4,518

(1)	A real estate property with a carrying value of $478 million was sold on May 4, 2005 for $1,720 million, resulting in a gain of $758 million, net of current income taxes payable of $460 million, deferred income taxes of $(51) million and transaction costs of $75 million. The real estate was sold to facilitate the funding of the Acquisition. Net investment income on such real estate property was $67 million for the year ended December 31, 2004 and $16 million during the three months ended March 31, 2005. The sale of the real estate property is reflected as a pro forma adjustment in the unaudited pro forma condensed consolidated balance sheet. The unaudited pro forma condensed consolidated statements of income have not been adjusted to reflect a reduction in the related net investment income or to reflect the gain on the sale of such real estate property as both would be reported as discontinued operations. See pro forma adjustment 3(g).

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

(2)	Fixed maturities with a carrying value of $1,404 million have been assumed sold to fund the purchase price. The net investment income on such fixed maturities of $92 million for the year ended December 31, 2004 was computed based upon the average yield of fixed maturities of 6.55% during 2004. The sale of the fixed maturities and the elimination of one-fourth of the related annual investment income, $23 million for the three months ended March 31, 2005, are reflected as pro forma adjustments in the unaudited pro forma condensed consolidated balance sheet and unaudited pro forma condensed consolidated statements of income, respectively. Any gains/(losses) realized on the sale of such investments would not be part of the normal course of business and, as such, has not been reflected in the accompanying unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2005. See pro forma adjustment 3(b). The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 reflects the reduction of investment income related to the sale of the fixed maturity securities but does not reflect the gains/(losses) on the sale of such fixed maturity securities as such gains/(losses) are on sales that would not be part of the normal course of business.

(3)	Common stock dividend rates are set annually and are not reflected in the unaudited pro forma condensed consolidated financial information.

(4)	Debt and perpetual preferred stock may be issued in one or more series. Debt securities are expected to consist of a combination of instruments with varying maturities and interest rates, which may be fixed or floating. The perpetual preferred stock is also expected to consist of a mix of fixed and floating rate issuances.

The ranges of interest and dividend rates noted above, which have been used to calculate the impact of the financing on the unaudited pro forma condensed consolidated financial information, reflect the range associated with such potential issuances and are based on MetLife’s borrowing rates to the date of this prospectus supplement. The actual interest and dividend rates may differ from those estimated above.

The range of interest rates presented above relative to the mandatorily convertible equity units (“MCEUs”) reflects only the interest rate on the debt portion of such securities. The rate on the MCEUs presented above does not reflect the contractual payment rate on the forward share purchase contract associated with such securities, which has been assumed to be 2%, and is reflected on a discounted basis as a $111 million reduction in additional paid-in capital. The discount of such contractual payments is amortized into income over the estimated three year term of such contracts.

MetLife’s borrowing rates are sensitive to changes in risk-free rates and credit spreads. An increase or decrease in composite interest rates of one-quarter of a percent on debt issuances would result in a change in annual interest expense of $13 million ($3 million quarterly). Preferred dividends would change by $5 million ($1 million quarterly) as a result of a one-quarter of a percent change in dividend rates and the related impact on earnings per share would be minor.

(5)	In addition to the financing alternatives shown above, MetLife, Inc. entered into a $7 billion senior bridge credit facility with Bank of America N.A. Funding under the senior bridge credit facility, if it occurs, may occur in up to two parts, so long as the first funding relates to the acquisition of not less than 80% of the value of the assets contemplated to be acquired pursuant to the Acquisition Agreement. The net cash proceeds of certain of the financing alternatives shown above will be used to repay or reduce the amount available under the senior bridge credit facility. Loans under the senior bridge credit facility may be base rate loans or eurodollar rate loans. Base rate loans bear interest at the higher of (i) the Federal Funds Rate plus 1/2 of 1%, and (ii) the rate of interest in effect for such day as publicly announced from time to time by Bank of America N.A. as its prime rate. Eurodollar rate loans bear interest at LIBOR divided by 1.00 minus the reserve percentage in effect under regulations issued from time to time by the Board of Governors of the Federal Reserve System of the United States for determining the maximum reserve requirement with respect to eurocurrency funding. Any amounts borrowed under the senior bridge credit

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

facility must be repaid by the 364th day after the earlier of (i) the seventh day prior to the first closing date of the Acquisition, and (ii) June 24, 2005. As the bridge financing is expected to be temporary in nature, it would be a substitute for certain of the aforementioned financing alternatives, and would bear a short-term interest rate; therefore, no additional interest expense has been reflected in the accompanying unaudited pro forma condensed consolidated financial information.
      The purchase price is allocated to balance sheet assets acquired (including identifiable intangible assets arising from the Acquisition) and liabilities assumed based on their estimated fair value. The fair value adjustments to the Citigroup L&A historical condensed combined balance sheet in connection with the Acquisition are described below in Note 3. The excess of the total purchase consideration over the estimated fair value of the net assets acquired, together with capitalized costs, is allocated to goodwill.

3.	Pro Forma Adjustments

Adjustments
      As discussed above, these pro forma adjustments are based on certain estimates and assumptions made as of the date of the unaudited pro forma condensed consolidated financial information. The actual adjustments will depend on a number of factors, including changes in the estimated fair value of net balance sheet assets and operating results of Citigroup L&A between the dates presented and the effective date of the Acquisition. MetLife expects to make such adjustments at the effective date of the Acquisition. These adjustments may be different from the adjustments made to prepare the unaudited pro forma condensed consolidated financial information and such differences may be material.

(a)	Elimination of the fair value of $88 million in fixed maturities available-for-sale held by Citigroup and issued by MetLife, Inc. and the related historical cost of the debt securities issued by MetLife of $87 million at March 31, 2005. The related interest expense to MetLife, Inc. and interest income to Citigroup L&A of $2 million and $8 million for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively, has also been eliminated in the accompanying unaudited pro forma condensed consolidated statements of income.

(b)	Sale by MetLife, Inc. of fixed maturities available-for-sale with a carrying value of $1,404 million to fund the Acquisition of Citigroup L&A. The unaudited pro forma condensed consolidated statement of income reflects a reduction in net investment income as a result of the assumption that the sale of such fixed maturity securities would have occurred at the beginning of 2004. The net investment income foregone is computed based upon the average yield of fixed maturities of 6.55% in 2004. Net investment income of $23 million and $92 million, respectively, has been eliminated from the accompanying unaudited pro forma condensed consolidated statements of income for the three months ended March 31, 2005 and for the year ended December 31, 2004. Any gains/losses on the sale of such investments would not be part of the normal course of business and, as such, have not been reflected in the accompanying unaudited pro forma condensed consolidated statements of income.

(c)	Fair value adjustment of $43 million for the difference between the estimated fair value and carrying value of Citigroup L&A’s investment in mortgage and other loans. Related amortization of the fair value adjustment is estimated to be $4 million and $15 million for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively, in the unaudited pro forma condensed consolidated statements of income.

(d)	Fair value adjustment of $5 million for the difference between the estimated fair value and carrying value of Citigroup L&A’s investment in policy loans. Related amortization of the fair value adjustment is immaterial for the three months ended March 31, 2005 and $1 million for the year ended December 31, 2004 in the unaudited pro forma condensed consolidated statements of income.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

(e)	Fair value adjustment of $127 million relates to Citigroup L&A’s investment in real estate and real estate joint ventures held-for-investment. Related amortization of the fair value adjustment resulting in a reduction in net investment income is estimated at $1 million and $5 million for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively, in the unaudited pro forma condensed consolidated statements of income.

(f)	Fair value adjustment of $13 million relates to Citigroup L&A’s investment in real estate held-for-sale. No related amortization of the fair value adjustment was estimated to have occurred during the three months ended March 31, 2005 and the year ended December 31, 2004 as such amortization was immaterial.

(g)	A real estate property with a carrying value of $478 million was sold on May 4, 2005 for $1,720 million, resulting in a gain of $758 million, net of current income taxes payable of $460 million, deferred income taxes of $(51) million and transaction costs of $75 million. The real estate property was sold to facilitate the funding of the Acquisition. The sale of the real estate property is reflected as a pro forma adjustment in the unaudited pro forma condensed consolidated balance sheet; however, the unaudited pro forma condensed consolidated statements of income have not been adjusted to reflect a reduction in the related net investment income or to reflect the gain on the sale of such real estate property as both would be reported as discontinued operations. The gain has been reflected as an increase in stockholders’ equity in the accompanying unaudited pro forma condensed consolidated balance sheet.

(h)	Fair value adjustment of $234 million for the difference between the estimated fair value and carrying value of Citigroup L&A’s investment in other invested assets — principally the purchase accounting adjustment related to the elimination of the historical deferred policy acquisition costs and the establishment of value of business acquired (“VOBA”) related to certain joint ventures acquired. Related amortization of the fair value adjustment is estimated at $3 million and $9 million, for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively, and is reflected as a reduction in other revenues in the unaudited pro forma condensed consolidated statements of income.

(i)	The pro forma financing adjustment represents the cash and cash equivalent position of $10,623 million resulting from the issuance of the commercial paper, senior debt, mandatorily convertible equity units, and perpetual preferred stock, as well as the sale of real estate and fixed maturity securities. The common stock issuance of $1,000 million is reflected separately from the cash financing sources in the pro forma financing adjustments column. The remittance to Citigroup of $10,500 million of cash and $1,000 million in common stock to acquire Citigroup L&A, plus transaction costs to other parties, is reflected in the pro forma purchase adjustments column.

The transaction costs of $123 million represent an estimate of the costs that the Company expects to incur over a two year period. These costs consist primarily of investment banker and legal fees, severance payments, relocation costs, lease terminations, and closing of facilities of Citigroup L&A and have been included in the purchase price. Actual costs may vary from such estimates.

(j)	The pro forma purchase adjustment of $1,137 million is comprised of an adjustment of $1,571 million to reinsurance recoverable representing an increase in reinsurance recoverable for benefits ceded to reinsurers and was computed using the same assumptions that were used to determine the purchase accounting adjustment to the liability for future policy benefits offset by the elimination of the reinsurance recoverable on the liability for future policy benefits of $434 million between MetLife and TIC, related to a reinsurance agreement between the two entities which will become an intercompany arrangement upon acquisition.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

The pro forma purchase adjustment of $3,008 million is comprised of an adjustment to the liability for future policy benefits of $3,222 million representing the difference between the Citigroup L&A carrying value of such liabilities and the purchase accounting basis of such liabilities using current assumptions, plus an adjustment of $212 million related to Citigroup L&A’s Argentinean operations as described in pro forma adjustments 3(ff)(i) and (ii), and offset by the elimination of reinsurance recoverable on the liability for future policy benefits of $426 million between MetLife and TIC.

Amortization of the adjustment to the liability for future policy benefits resulted in a decrease in policyholder benefits and claims of $10 million and $36 million for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively.

(k)	The adjustment to policyholder account balances of $1,831 million represents the adjustment of Citigroup L&A’s carrying value to amounts based on expected liability cash flows discounted at current crediting rates.

Interest credited to policyholder account balances for the three months ended March 31, 2005 and for the year ended December 31, 2004 decreased by $62 million and $227 million, respectively, as a result of the revaluation of policyholder account balances.

(l)	Elimination of Citigroup L&A’s historical deferred policy acquisition costs of $3,035 million, and related amortization of $108 million and $394 million for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively.

(m)	Elimination of Citigroup L&A’s historical VOBA of $90 million and related amortization of $2 million and $10 million for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively.

(n)	The VOBA reflects the estimated fair value of in-force contracts and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts in force at the Acquisition date. VOBA is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns and other factors. Actual experience on the purchased business may vary from these projections. An 11.5% discount rate is used to value VOBA.

VOBA is amortized in relation to estimated gross profits or premiums, depending on product type. If estimated gross profits or premiums differ from expectations, the amortization of VOBA is adjusted to reflect actual experience. At March 31, 2005, the VOBA balance is estimated at $2,994 million. The estimated amortization for the three months ended March 31, 2005 and for the year ended December 31, 2004 is $73 million and $283 million, respectively.
The following table provides an estimated amortization of the pro forma consolidated VOBA from 2005 to 2009:

(In millions)
Nine months ended December 31, 2005	$233
2006	$307
2007	$292
2008	$268
2009	$242
      (o)  Elimination of Citigroup L&A’s historical goodwill of $226 million.

(p)	Represents the goodwill of $4,518 million arising from the transaction. See computation in Note 2.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

(q)	Represents the recognition of identifiable other intangible assets, comprised of the Citigroup L&A distribution agreements and customer relationships acquired as a part of the purchase. The estimated fair value of the distribution agreements and customer relationships are $173 million and $12 million, respectively, for a total of $185 million. The identifiable other intangibles will be amortized in relation to the expected economic benefits of the agreement. The estimated amortization for the three months ended March 31, 2005 is immaterial and for the year ended December 31, 2004 is $3 million.

(r)	Fair value adjustment of $1 million for the difference between the estimated fair value and carrying value of Citigroup L&A’s other assets of $24 million and a recoverable from Citigroup of $25 million as described in pro forma adjustment 3(ff)(iii).

The estimated amortization for the three months ended March 31, 2005 is immaterial and for the year ended December 31, 2004 is $5 million.

(s)	The pro forma financing adjustment represents the costs associated with the issuance of commercial paper, senior debt and mandatorily convertible equity units of $74 million. For the three months ended March 31, 2005 and the year ended December 31, 2004, approximately $5 million and $20 million of such costs are assumed to be amortized, respectively.

(t)	The pro forma financing adjustment to debt represents the issuance of $1,000 million of commercial paper, $2,700 million of senior debt, and $2,000 million of mandatorily convertible equity units as described in Note 2. Related interest expense is also described in Note 2. Related debt issuance costs, and their amortization, are described in pro forma adjustment 3(s).

The pro forma financing adjustment to equity represents the issuance of $1,000 million of common stock to Citigroup and $2,000 million of preferred shares as described in Note 2. The estimated present value of the contractual payments to be made under the variable share forward contract of $111 million described in pro forma adjustment 3(w) has been reflected as a reduction in the carrying value of the common stock. Approximately $52 million in costs is associated with the issuance of the perpetual preferred stock and has been reflected as a reduction of their carrying value.

(u)	Deferred income taxes are adjusted to reflect the income tax effects of the pro forma purchase adjustments and the adjustment of the tax basis of the assets and liabilities acquired as a result of an election under Internal Revenue Code Section 338. The net effect of such adjustments is $1,709 million. The deferred income tax asset is reduced by a valuation allowance of $115 million related to operations in Argentina.

(v)	The pro forma purchase adjustment of $227 million consists of the fair value adjustment to decrease other liabilities for the difference between the estimated fair value and carrying value of Citigroup L&A’s other liabilities.

(w)	The pro forma financing adjustment of $111 million records the estimated present value of the contractual payments to be made under the terms of the variable share forward contract component of the mandatorily convertible equity units. Also, a pro forma financing adjustment of $1 million and $4 million for the three months ended March 31, 2005 and the year ended December 31, 2004, respectively, has been made to record accretion on the accrued balance. See Note 2 for further discussion of the terms of the mandatorily convertible equity units.

(x)	Elimination of Citigroup L&A’s historical equity balances.

(y)	The pro forma purchase adjustment of $1 million for the three months ended March 31, 2005 represents a reclassification of $10 million in surrender fees from other revenues to universal life and

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

investment-type policy fees offset by the elimination of $11 million in amortization of deferred policy fees resulting from the elimination of such deferred revenue, included within the other liabilities pro forma adjustment 3(v). The pro forma purchase adjustment of $34 million for the year ended December 31, 2004 represents a reclassification of $47 million in surrender fees from other revenues to universal life and investment-type policy fees offset by the elimination of $13 million in amortization of deferred policy fees resulting from the elimination of such deferred revenue.

(z)	Decrease in net investment income relates to pro forma purchase adjustments for the three months ended March 31, 2005 and the year ended December 31, 2004 as follows:

			For the three
			months ended	For the year ended
			March 31, 2005	December 31, 2004

			(In millions)
1)	Amortization of the increase in fair value of fixed maturity available-for-sale		$(71)	$(282)
2)	Amortization of the increase in fair value of mortgage loans	3(c)	(4)	(15)
3)	Amortization of the increase in fair value of policy loans	3(d)	—	(1)
4)	Amortization of the increase in real estate held-for-investment	3(e)	(1)	(5)
5)	Elimination of investment income on the MetLife securities held by Citigroup	3(a)	(2)	(8)

			$(78)	$(311)

(aa)	Decrease in net investment income relating to the elimination of the investment income on fixed maturity securities of $23 million and $92 million for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively, as described in pro forma adjustment 3(b).

(bb)	The pro forma purchase adjustment of $19 million for the three months ended March 31, 2005 represents a reclassification of $10 million in surrender fees from other revenues to universal life and investment-type policy fees, plus the elimination of $6 million in amortization of deferred ceding commission income resulting from the elimination of such deferred revenue, included within the other liabilities adjustment in pro forma purchase adjustment 3(v), and the amortization of the fair value of other invested assets of $3 million as described in pro forma adjustment 3(h). The pro forma purchase adjustment of $83 million for the year ended December 31, 2004 represents a reclassification of $47 million in surrender fees from other revenues to universal life and investment-type policy fees, plus the elimination of $27 million in amortization of deferred ceding commission income resulting from the elimination of such deferred revenue, and the amortization of the fair value of other invested assets of $9 million.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

(cc)	Decrease in other expenses relates to pro forma purchase adjustments for the three months ended March 31, 2005 and the year ended December 31, 2004 is as follows:

			For	For
			the three months ended	the year ended
			March 31, 2005	December 31, 2004

			(In millions)
1)	Elimination of intercompany interest expense	3(a)	$(2)	$(8)
2)	Elimination of amortization on historical deferred policy acquisition costs	3(l)	(108)	(394)
3)	Elimination of historical amortization of VOBA	3(m)	(2)	(10)
4)	Amortization of VOBA	3(n)	73	283
5)	Amortization of other intangible assets	3(q)	—	3
6)	Amortization of other adjustments		—	(5)

			$(39)	$(131)

(dd)	The pro forma financing adjustment of $70 million for the three months ended March 31, 2005 represents interest expense on financing of transaction of $64 million as disclosed in Note 2, amortization of debt issuance costs of $5 million in pro forma financing adjustment 3(s) and $1 million in accretion on accrued contractual payments on mandatorily convertible equity units in pro forma financing adjustment 3(w). The pro forma financing adjustment of $279 million for the year ended December 31, 2004 represents interest expense on financing of transaction of $255 million as disclosed in Note 2, amortization of debt issuance costs of $20 million in pro forma financing adjustment 3(s) and $4 million in accretion on accrued contractual payments on mandatorily convertible equity units.

(ee)	Represents the income tax effect of all unaudited pro forma condensed consolidated statement of income adjustments using a tax rate of 35% for the three months ended March 31, 2005 and for the year ended December 31, 2004. The year ended December 31, 2004 also includes an adjustment of $71 million to eliminate certain tax items which are not relevant to that pro forma presentation.

(ff)	As a part of the Acquisition, MetLife will acquire Citigroup L&A’s insurance operations in Argentina. The Argentinean economic, regulatory and legal environment, including interpretation of laws and regulations by regulators and courts, is uncertain. Potential legal or governmental actions related to pension reform, fiduciary responsibilities, performance guarantees and tax rulings could adversely affect the results of the combined company as reflected in the accompanying unaudited pro forma interim condensed consolidated financial information.

Upon acquisition there are certain liabilities which will be established in purchase accounting as follows (subject to any adjustments to reflect changes in Citigroup L&A’s closing balance sheet):

(i)	In order to conform to MetLife’s interpretation of applicable Argentine law, death and disability liabilities will increase by an estimated $107 million in Citigroup L&A’s managed pension business in Argentina. This increase reflects additional death and disability claims that have occurred through March 31, 2005 but had not yet been approved by the Argentine regulator. MetLife’s policy has been to accrue a liability for incurred claims in excess of the

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

claims-made amounts, reflecting management’s belief that applicable Argentine law does not relieve the managed pension business from providing for such additional claims. The accrued liability recorded by Citigroup L&A as of March 31, 2005 reflects Citigroup’s belief that the managed pension business is only obligated under applicable Argentine law to provide group claims-made coverage to the managed pension business customers.

(ii)	An additional liability of $105 million will be established related to litigation and an impending Supreme Court of Justice of Argentina ruling in connection with the pesification of certain policyholder liabilities from U.S.-dollar-denominated insurance policies in January 2002 when the Argentina government converted all foreign currency denominated financial contracts to Argentinean pesos.

The unaudited historical condensed combined financial statements of Citigroup L&A reflect a liability for future policy benefits for the affected insurance policies based on a conversion ratio of one Argentine peso to one U.S. dollar adjusted by CER (inflation index), which is the conversion ratio specified by the conversion law and implementing regulations for these policies. However, throughout the country and affecting all insurance companies, policyholders have challenged the legality of the conversion of their policies to pesos in various court proceedings. When policyholders have brought similar actions against MetLife’s Argentinean insurance companies, MetLife has accrued a liability, which it believes is both probable and reasonably estimable, for the difference between the value of the policy based on its original U.S. dollar terms and current open market currency exchange rates. In accordance with the requirements of Statement of Financial Accounting Standards No. 141 “Business Combinations” (“SFAS No. 141”), a pro forma adjustment of $35 million has been recorded to reflect MetLife’s estimate of the present value of such policy liabilities at March 31, 2005.

The Supreme Court of Justice of Argentina is also currently considering actions challenging the peso conversion as it was applied to insurance policies and annuity contracts. The outcome of the Supreme Court action is uncertain, but MetLife considers it probable that some modification to the original peso conversion will be required and that the most likely modification will be to require a conversion ratio of 1.4 Argentinean pesos to one U.S. dollar, which is the conversion ratio applied to bank deposits. MetLife has estimated the fair value of the additional policy liability required for Citigroup L&A’s insurance companies would be approximately $70 million; accordingly, in accordance with SFAS 141, MetLife has recorded an adjustment to record the fair value of such liability. The maximum exposure for these companies if the Supreme Court were to overturn entirely the peso conversion is approximately $190 million. MetLife considers the possibility that the Supreme Court will entirely overturn the peso conversion as applied to insurance policies to be remote because the Supreme Court has previously upheld the peso conversion as applied to bank deposits at a conversion ratio of 1.4 Argentinean pesos to one U.S. dollar.

(iii)	A pro forma purchase adjustment of $50 million at March 31, 2005 has been recorded related to tax contingencies generated upon pesification and the conversion of Argentinean national debt obligations from U.S. dollars to pesos at a conversion rate of 1.4 Argentinean pesos to one U.S. dollar adjusted by CER (inflation index). Based on statements from the Argentinean Undersecretary of Public Revenues Ministry of Economy, MetLife believes a tax liability exists on the conversion premium and the CER; accordingly, a liability has been established for this potential tax contingency. A receivable of $25 million from Citigroup has also been established as Citigroup has indemnified MetLife for 50% of such tax contingencies.

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)
Merger-Related Costs
      MetLife’s preliminary integration plan includes merger related costs of approximately $196 million, $127 million net of income taxes. Such costs are not included in the purchase price allocation but are period costs which will be charged to the statement of income as incurred over a two year period subsequent to the closing of the Acquisition. As these costs are not a part of the normal operations of MetLife, they have not been reflected in the accompanying unaudited pro forma condensed consolidated statements of income. These costs include expenses related to the redeployment of MetLife staff, retention bonuses for Citigroup L&A employees, MetLife employee-related restructuring and integration expenses, system migration, product integration and other infrastructure costs. As integration plans are finalized and implemented, such costs will be more precisely quantified. Actual costs may vary materially from these preliminary estimates.

4.	Earnings Per Common Share
      Pro forma earnings per common share for the three months ended March 31, 2005 and for the year ended December 31, 2004 have been calculated based on the estimated weighted average number of common shares on a pro forma basis, as described below.

(a)	The historical weighted average number of common shares of MetLife, Inc. is 734.0 million and 739.6 million, basic and diluted, respectively, for the three months ended March 31, 2005. The historical weighted average number of common shares of MetLife, Inc. is 749.7 million and 754.8 million, basic and diluted, respectively, for the year ended December 31, 2004.

(b)	The pro forma weighted average number of common shares, after giving effect to the Acquisition, is 756.7 million and 762.3 million, basic and diluted, respectively, for the three months ended March 31, 2005. The pro forma weighted average number of common shares reflects the issuance of 22.7 million MetLife, Inc. common shares to Citigroup in the Acquisition. For purposes of calculating the number of shares to be issued to Citigroup, the price of the MetLife, Inc. common shares to be issued is assumed to be $44.13 per common share, which represents the weighted average closing price of MetLife, Inc.’s common shares on the New York Stock Exchange for the ten-day period ending June 3, 2005.

The pro forma weighted average number of common shares, after giving effect to the Acquisition, is 772.4 million and 777.5 million, basic and diluted, respectively, for the year ended December 31, 2004. The pro forma weighted average number of common shares reflects the issuance of 22.7 million MetLife, Inc. common shares to Citigroup in the Acquisition. For purposes of calculating the number of shares to be issued to Citigroup, the price of the MetLife, Inc. common shares to be issued is assumed to be $44.13 per common share, which represents the weighted average closing price of MetLife, Inc.’s common shares on the New York Stock Exchange for the ten-day period ending June 3, 2005.

(c)	Estimated dividends of $30 million and $120 million on the perpetual preferred stock to be issued in connection with the Acquisition have been deducted from income available to common stockholders for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively, for purposes of the pro forma earnings per share calculation. See Note 2 for discussion of the dividend rate used in preparing the pro forma earnings per share.

(d)	As discussed in Note 2, the value of shares to be issued to Citigroup by MetLife, Inc. under the Acquisition Agreement may range up to $3 billion. This unaudited pro forma condensed consolidated financial information assumes that $1 billion of common shares will be issued. For the three months ended March 31, 2005, the impact of issuing an additional $2 billion of common shares, for a total of $3 billion, to Citigroup would increase the basic and diluted weighted average common shares by 45.3 million shares and reduce both the basic and diluted pro forma earnings per share

MetLife, Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Information — (Continued)

amounts by $0.05, to $1.26 and $1.25, respectively. The increase in the number of common shares issued by $2 billion reduces the amount of the mandatorily convertible equity units by $2 billion which results in a decrease in interest expense of $20 million, $13 million after income taxes. Debt issuance costs on the mandatorily convertible equity units would decline by $55 million, $36 million after income taxes. The quarterly amortization of debt issuance costs and amortization of the accretion on accrued contractual payments related to the forward share contract component of the mandatorily convertible equity units would also decline by $5 million, $3 million after income taxes, and $1 million, $1 million after income taxes, respectively.

For the year ended December 31, 2004, the impact of issuing an additional $2 billion of common shares, for a total of $3 billion, to Citigroup would increase the basic and diluted weighted average common shares by 45.3 million shares and reduce both the basic and diluted pro forma earnings per share amounts by $0.14, to $3.90 and $3.87, respectively. The increase in the number of common shares issued by $2 billion reduces the amount of the mandatorily convertible equity units by $2 billion which results in a decrease in interest expense of $80 million, $52 million after income taxes. Debt issuance costs on the mandatorily convertible equity units would decline by $55 million, $36 million after income taxes. The amortization of debt issuance costs and amortization of the accretion on accrued contractual payments related to the forward share contract component of the mandatorily convertible equity units would also decline by $18 million, $12 million after income taxes, and $4 million, $3 million after income taxes, respectively.

RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

	For the
	Three Months
	Ended
	March 31,		For the Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Ratio of Earnings to Fixed Charges	2.16	2.16	2.06	1.75	1.50	1.13	1.31
      For purposes of this computation, earnings are defined as income before provision for income taxes and discontinued operations and excluding undistributed income and losses from equity method investments, minority interest and fixed charges, excluding capitalized interest. Fixed charges are the sum of interest and debt issue costs, interest credited to policyholder account balances and an estimated interest component of rent expense.

USE OF PROCEEDS
      MetLife, Inc. expects to receive net proceeds from this offering of approximately $582,750,000 after expenses and underwriting discounts.
      MetLife, Inc. intends to use the net proceeds from this offering to fund a portion of the purchase price for MetLife, Inc.’s acquisition of Citigroup L&A as described below. In the event the Acquisition is not consummated, MetLife, Inc. will use the net proceeds from the sale of the series A preferred shares for general corporate purposes.
      The Acquisition Agreement permits MetLife, Inc. to pay up to $3 billion of the $11.5 billion purchase price (with the amount to be determined by us) to Citigroup in MetLife, Inc. common stock (or, in the circumstances described below under “Proposed Acquisition of the Citigroup Life Insurance and Annuities Business,” non-voting convertible participating preferred stock). MetLife, Inc. currently intends to issue $1 billion of the purchase price in common stock. The remainder of the purchase price must be paid in cash.
      MetLife, Inc. intends to finance the cash portion of the purchase price through a combination of dividends from MetLife, Inc.’s insurance subsidiaries (which have already been paid), proceeds from the issuance of commercial paper and proceeds from offerings of various forms of securities including:

•	the series A preferred shares offered hereby;

•	an additional class of newly-issued fixed rate preferred stock;

•	mandatorily convertible equity units; and

•	senior debt.
      In the event that any of the proposed offerings of securities cannot be completed on commercially acceptable terms, MetLife, Inc. may borrow up to $7 billion under a bridge financing facility. MetLife, Inc. currently expects to commence the offerings of fixed-rate preferred stock, mandatorily convertible equity units and senior debt shortly after the pricing of this offering of series A preferred shares. The form, manner and timing of the financing of the Acquisition is subject to change. Please refer to Note 2 and pro forma adjustment 3(t) in “Unaudited Pro Forma Condensed Consolidated Financial Information” for further discussion of the financing transactions.

CAPITALIZATION
      The following table sets forth our historical and unaudited pro forma capitalization as of March 31, 2005, as adjusted to give effect to (i) this offering of the series A preferred shares and (ii) the Acquisition and related financings:

	At March 31, 2005

		Adjusted for this
		Offering of
		Series A	Adjusted for the
		Preferred	Acquisition and
	Actual	Shares(1)	Related Financings(2)

	(In millions)
Short-term debt	$1,120	$1,120	$2,120
Long-term debt	7,414	7,414	12,004
Shares subject to mandatory redemption	278	278	278

Total debt	8,812	8,812	14,402

Stockholders’ Equity:
Common stock, at par value	8	8	8
Additional paid-in capital	15,043	15,043	15,932
Preferred stock, at par value	—	—	—
Additional paid-in capital	—	583	1,948
Retained earnings	7,595	7,595	8,353
Treasury stock, at cost	(1,764)	(1,764)	(1,764)
Accumulated other comprehensive income	2,156	2,156	2,156

Total stockholders’ equity	23,038	23,621	26,633

Total capitalization	$31,850	$32,433	$41,035

(1)	Adjusted for this offering of series A preferred shares, assuming gross proceeds of $600 million, net of related issuance costs of $17 million.

(2)	Adjusted for this offering of series A preferred shares, as well as the Acquisition and the anticipated related financing transactions, including the assumed issuance of $1,000 million of commercial paper, $2,700 million of senior debt, $2,000 million of mandatory convertible equity units and the assumed maximum issuance of $1,400 million of fixed rate preferred stock. Also adjusted for the anticipated issuance of $1,000 million of common stock to Citigroup and the elimination of $87 million of MetLife debt resulting from the Acquisition. These adjustments reflect management’s best estimate of the forms and amounts of financing at the time of this offering. The actual form of financing of the Acquisition may involve different forms of financing and/or different amounts of the same types of securities. Please refer to “Unaudited Pro Forma Condensed Consolidated Financial Information” for further discussion of the financing transactions.

PROPOSED ACQUISITION OF THE CITIGROUP LIFE
INSURANCE AND ANNUITIES BUSINESS
      In this section we discuss the terms and provisions of the Acquisition Agreement. This discussion does not purport to be complete and is qualified in its entirety by reference to the Acquisition Agreement attached as an exhibit to our Current Report on Form 8-K, filed with the SEC on February 4, 2005, which is incorporated by reference in the accompanying prospectus.
      On January 31, 2005, MetLife, Inc. entered into the Acquisition Agreement to acquire for $11.5 billion in consideration, subject to certain closing adjustments, all of the outstanding shares of Citigroup L&A. The closing of the Acquisition is subject to certain conditions. Although no assurances can be given that these conditions will be timely satisfied or waived, we expect the Acquisition to close in the summer of 2005. As a condition to closing, MetLife, Inc. will enter into ten-year distribution agreements with Citigroup, under which we will expand our distribution by making products available through certain Citigroup distribution channels, subject to appropriate suitability and other standards, including the competitiveness of our products and the financial strength of our providers. These channels include CitiStreet Retirement Services, Smith Barney, Citibank branches and Primerica Financial Services in the United States and various Citigroup consumer businesses internationally.
      Up to $3 billion (with the amount to be determined by us, which we currently expect to be $1 billion) of the purchase price will be paid in our common stock (or, in the circumstances described below, non-voting convertible participating preferred stock) with the remainder paid in cash. The amount of common stock that we issue at the closing will be determined based on the average daily closing price of our common stock for the 10 trading days prior to the closing date. If the common stock that we issue at closing, taken together with existing shares of our capital stock owned by Citigroup and its affiliates, would exceed 4.9% of our outstanding capital stock, Citigroup may require us to issue to Citigroup, in lieu of the shares of common stock in excess of 4.9% of our outstanding capital stock, shares of our non-voting convertible participating preferred stock. Any such preferred stock, if issued as part of the Acquisition, will rank junior to the series A preferred shares. Under the terms of the Acquisition Agreement, in no event may the common stock and any preferred stock we provide as consideration exceed 9.4% of our issued and outstanding capital stock. We intend to finance the cash portion of the purchase price through dividends from our insurance subsidiaries (which have already been paid), proceeds from the issuance of commercial paper and proceeds from offerings of various other forms of securities, including the series A preferred shares offered hereby, fixed rate preferred securities, mandatorily convertible equity units and senior debt. In the event that any of the proposed offerings of securities cannot be completed on commercially acceptable terms, we may borrow up to $7 billion under a bridge financing facility. See “Use of Proceeds,” “Capitalization” and the notes to our unaudited pro forma condensed consolidated financial statements included herein.
Overview of Citigroup L&A
      Citigroup L&A provides insurance and other financial services to a broad spectrum of individual and institutional customers in the United States and select international markets. Citigroup L&A’s U.S. business principally operates through TIC, based in Hartford, Connecticut. Citigroup L&A’s international business operates in several countries with wholly owned subsidiaries in Australia, Brazil, Argentina, the United Kingdom, Belgium and Poland and a joint venture in each of Japan and Hong Kong. Citigroup L&A also includes certain individual life and retail annuity business in run-off status since 2003.
      At December 31, 2004, Citigroup L&A’s total assets were $97.3 billion, approximately 96% of which was associated with domestic operations. Citigroup L&A’s net income for the year ended December 31, 2004 was $901 million, to which domestic and international operations contributed 91% and 9%, respectively.

Citigroup L&A U.S. Operations
      Citigroup L&A’s principal U.S. product offerings include:

•	Retail annuity products, including fixed and variable deferred annuities and payout annuities. Citigroup L&A distributes its individual annuity products through Citigroup affiliated channels ($3.9 billion of individual retail annuity premium and deposits in 2004) and non-affiliated channels ($1.8 billion of individual annuity premium and deposits in 2004). The Citigroup affiliated channels include CitiStreet Retirement Services, Smith Barney, Primerica Financial Services and Citibank branches. Non-affiliated channels include a nationwide network of independent financial professionals and independent broker-dealers, including Morgan Stanley, Merrill Lynch & Co., Fidelity, AXA and Wachovia Securities.

•	Individual life insurance products, including term, universal and variable life insurance. Citigroup L&A’s individual life insurance products are primarily marketed by independent financial professionals, who accounted for $745 million of the $964 million total life insurance sales for 2004.

•	Institutional annuity products, including institutional pensions, GICs, payout annuities, group annuities sold to employer-sponsored retirement and savings plans, structured settlements and funding agreements. Citigroup L&A’s institutional annuity products are sold through direct sales and various intermediaries.

Citigroup L&A International Operations
      Citigroup L&A’s international operations offer a variety of insurance products, including credit insurance, basic indemnity policies (such as accident and health products), traditional term life, group life, whole life, endowment, fixed and variable annuities, pension annuities and unit-linked policies. Citigroup L&A distributes its products in international markets primarily through Citigroup’s consumer businesses, including its retail banking, credit card and consumer finance franchises, as well as through non-proprietary channels. International sales are also conducted through direct mail and telemarketing, branch sales, wholesaling networks, agencies and direct sales agents.
Non-Competition Covenant
      For a period of seven years (or, in the case of Argentina, two years) following the closing date, Citigroup and its affiliates are prohibited under the Acquisition Agreement from issuing or reinsuring life insurance and annuity contracts in the United States and internationally (with the exception of Mexico) and from issuing or reinsuring accident and health insurance in Australia, Belgium, Brazil, China, Hong Kong, Japan, Poland and the United Kingdom, subject to a number of exceptions, including without limitation: (i) the issuance and distribution of term life insurance products by Primerica Life Insurance Company and its subsidiaries in specified countries, including the United States, (ii) the issuance by certain of Citigroup’s affiliates of a limited number of insurance products that are bundled and sold with Citigroup affiliated consumer credit products through Citigroup bank distribution channels in the United States and Canada, (iii) for certain other insurance company affiliates of Citigroup not acquired as part of the Acquisition, issuing, distributing or administering any insurance products, which business in the aggregate, for all such insurance companies, may account for no more than $80 million in net revenues on an annual basis in the United States and $20 million in net revenues on an annual basis outside the United States and (iv) acquiring companies with life insurance, annuity and accident and health insurance operations whose net revenues and net earnings derived from these operations do not exceed certain contractually specified thresholds.
Distribution Agreements
      As a condition to closing, MetLife, Inc. and Citigroup will enter into ten-year distribution agreements pursuant to which Citigroup will provide MetLife with access to certain Citigroup distribution channels, subject to appropriate suitability and other standards, including the competitiveness of MetLife’s products and the financial strength of its providers. MetLife will have rights to continue the existing distribution arrangements between the life insurance companies acquired by MetLife under the Acquisition Agreement and distributors affiliated with Citigroup with respect to the acquired life insurers’ existing products, and in certain circumstances, to substitute MetLife products for the acquired life insurers’ products. In addition, for the first seven years of the distribution agreements, MetLife will have the right to have its bid considered in the event that distributors affiliated with Citigroup seek to distribute new Citigroup-branded life insurance products (other than term life insurance). This right does not apply to cases where distributors are approached on an unsolicited basis with proposals for Citigroup-branded life insurance products.
Investor Rights Agreement
      In connection with the issuance of MetLife, Inc.’s common stock to Citigroup as part of the Acquisition purchase price, we will enter into an investor rights agreement with Citigroup. Under the investor rights agreement, at Citigroup’s request we will use our best efforts to promptly file a shelf registration statement providing for the resale of such number of shares of MetLife, Inc.’s common stock held by Citigroup as Citigroup requests on a delayed or continuous basis pursuant to Rule 415 under the Securities Act. Citigroup will be entitled to effect between two and four fully marketed underwritten takedowns (but in any event no more than two fully marketed underwritten takedowns in any 12 month period) under the shelf registration statement depending on the amount of MetLife, Inc.’s common stock issued to Citigroup as part of the Acquisition purchase price. Citigroup may also demand that MetLife, Inc. file registration statements with the SEC providing for “one-off” offerings of all or a portion of MetLife, Inc.’s common stock issued to Citigroup as part of the Acquisition purchase price. Citigroup will be permitted to effect between two and four demand registrations less any underwritten takedowns previously completed off of the shelf registration statement described above. Citigroup may transfer all or a portion of its then-remaining demand registration rights to a third party who acquires at least 20% of the total amount of stock consideration paid to Citigroup as part of the Acquisition purchase price, provided that such third party agrees to be bound by the terms of the investor rights agreement. Subject to customary exceptions, Citigroup may not (i) transfer more than 5% of MetLife, Inc.’s outstanding common stock to a competitor of MetLife, Inc.; or (ii) transfer more than $1 billion in the aggregate of MetLife, Inc.’s stock consideration paid to Citigroup as part of the Acquisition purchase price to any one person. These restrictions on transfer will not apply to any transfer pursuant to Rule 144 under the Securities Act or offerings made under a shelf registration statement, demand registrations or piggyback registrations.
      If we issue stock consideration to Citigroup in connection with the Acquisition for $1 billion or less of the purchase price, Citigroup may not sell any of the stock consideration for 12 months following the closing of the Acquisition. If we issue stock consideration to Citigroup for more than $1 billion of the purchase price, Citigroup may not sell $1 billion of the stock consideration for 12 months following the closing of the Acquisition and any additional amount in excess of $1 billion for six months following the closing of the Acquisition. These restrictions will not restrict sales of the stock consideration by Citigroup (i) as nominee of customers in the ordinary course of business, (ii) in private offerings that do not require registration under the Securities Act at any time after six months following the closing if the transferee agrees to be bound by the terms of the investor rights agreement or (iii) to MetLife, Inc.
      Citigroup has also agreed that until such time as it holds less than 5% of MetLife, Inc.’s outstanding common stock, it will agree to a number of standstill provisions, including (i) not to propose to acquire, or to acquire any securities or other property of MetLife, Inc. or make any statement about any merger or other corporate transaction of MetLife, Inc., (ii) not to seek representation on MetLife, Inc.’s board of directors or the removal of any directors from MetLife, Inc.’s board of directors, (iii) not to make any solicitation of proxies to vote MetLife, Inc.’s securities, (iv) not to form or join a “group” with respect to any of MetLife, Inc.’s voting securities, (v) not to seek to control MetLife, Inc.’s management or MetLife, Inc.’s board of directors, (vi) not to deposit any of MetLife, Inc.’s securities in a voting trust and (vii) not to make a public request, or advise or otherwise assist others, to do any of the foregoing.

Other Ancillary Agreements
      In addition to the distribution agreements and the investor rights agreement described above, we will also enter into several other agreements with Citigroup in connection with the Acquisition. These agreements include investment management agreements, pursuant to which affiliates of Citigroup will continue to provide certain management and advisory services to Citigroup L&A, and Citigroup L&A will continue to include funds advised or sub-advised by Citigroup affiliates as investment alternatives under variable life insurance policies and variable annuity contracts, following the closing of the Acquisition, a license agreement governing the use of certain intellectual property rights of Citigroup and its affiliates and MetLife, Inc. and its affiliates and a transition services agreement, pursuant to which Citigroup L&A and Citigroup, following the closing of the Acquisition, will continue to provide each other services that they provided to each other prior to the closing, in each case for a specified term.
Conditions to Closing
      The respective obligations of each of MetLife and Citigroup to effect the Acquisition are conditioned upon the satisfaction of the following conditions:

•	expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

•	completion of required filings with, and receipt of required authorizations, consents and approvals of, insurance regulatory authorities;

•	completion of required filings with, and receipt of required authorizations, consents and approvals of other governmental or regulatory bodies, agencies, court or authorities, except to the extent that the failure to make or obtain such filings, authorizations, consents and approvals would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or operating results of MetLife or the Citigroup L&A business, a material adverse effect on Citigroup, or a material adverse change or effect on the ability of Citigroup or MetLife to timely perform their obligations under the Acquisition Agreement or the transactions contemplated thereunder;

•	absence of legal or regulatory conditions, restrictions, undertakings or limitations with respect to any authorizations, consents or approvals by insurance regulatory authorities or any other governmental or regulatory body, agency, court or authority in connection with the Acquisition which would, individually or in the aggregate, reasonably be expected to have a material adverse effect on the condition (financial or otherwise), business or operating results of MetLife or the Citigroup L&A business, a material adverse effect on Citigroup, or a material adverse change or effect on the ability of Citigroup or MetLife to timely perform their obligations under the Acquisition Agreement or the transactions contemplated thereunder; and

•	absence of any statute, rule, regulation, judgment or order being in effect by any governmental or regulatory body, agency, court or authority that restrains, enjoins or otherwise prohibits the consummation of the Acquisition or that makes the consummation of the Acquisition illegal.
      MetLife’s obligation to effect the Acquisition is also subject to, among other things, the satisfaction or waiver by MetLife, at or prior to the closing of the Acquisition, of the following conditions:

•	the representations and warranties of Citigroup set forth in the Acquisition Agreement are true and correct as of the date of execution of the Acquisition Agreement and as of the closing date of the Acquisition (subject to certain exceptions), except where any failure of the representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business or operating results of the Citigroup L&A business or a material adverse change or effect on the ability of Citigroup to perform timely its obligations under the Acquisition Agreement or the transactions contemplated thereunder; and

•	Citigroup has performed in all material respects all obligations required to be performed by it under the Acquisition Agreement.
      Citigroup’s obligation to effect the Acquisition is also subject to, among other things, the satisfaction or waiver by Citigroup, at or prior to the closing of the Acquisition, of the following conditions:

•	the representations and warranties of MetLife set forth in the Acquisition Agreement are true and correct as of the date of execution of the Acquisition Agreement and as of the closing date of the Acquisition (subject to certain exceptions), except where any failure of the representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the condition (financial or otherwise), business or operating results of MetLife or a material adverse change or effect on the ability of MetLife to perform timely its obligations under the Acquisition Agreement or the transactions contemplated thereunder;

•	MetLife has performed in all material respects all requirements required to be performed by it under the Acquisition Agreement; and

•	approval for the listing on the New York Stock Exchange of the MetLife, Inc. common stock issued to Citigroup in the Acquisition (including any shares issuable upon conversion of any non-voting convertible participating preferred stock issued to Citigroup in the Acquisition).
      The closing of the Acquisition is also subject to the execution and delivery of the various ancillary agreements described above and certain other deliverables.
      The closing of the Acquisition will take place on the first business day of the month following the date on which the last of the conditions to closing under the Acquisition Agreement is either satisfied or waived, unless the closing is delayed. MetLife, Inc., for example, may delay closing for a period not to exceed three months following the date on which the SEC has confirmed that it is not undertaking a review of a registration statement of MetLife, Inc. to be used to offer and sell securities as part of the financing by MetLife, Inc. of the Acquisition purchase price. We received confirmation on May 12, 2005 that this registration statement would not be reviewed by the SEC.
Termination
      MetLife and Citigroup may terminate the Acquisition Agreement by mutual consent. Also, either party may terminate the Acquisition Agreement if:

•	the Acquisition has not been consummated before January 31, 2006, unless the party seeking to terminate the Acquisition Agreement has materially breached any representation, warranty, covenant or obligation under the Acquisition Agreement and the failure of the Acquisition to occur on or before that date has arisen out of, or resulted from, the material breach; or

•	the other party breaches any of its representations, warranties, covenants or obligations in the Acquisition Agreement, which breach would prevent satisfaction of a closing condition and the breach is incapable of being cured, or is not cured, within 60 days after receipt of written notice of the breach.
      For further information on the pro forma effect of the Acquisition on MetLife’s financial statements, see “Unaudited Pro Forma Condensed Consolidated Financial Information.”

DESCRIPTION OF THE SERIES A PREFERRED SHARES
      The following description of the particular terms of the series A preferred shares supplements the description of the general terms and provisions of the preferred stock set forth under “Description of Capital Stock — Preferred Stock” beginning on page 15 in the accompanying prospectus. The following summary of the terms and provisions of the series A preferred shares does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of our amended and restated certificate of incorporation, which we have previously filed with the SEC, and the Certificate of Designations creating the series A preferred shares, which will be included as an exhibit to documents that MetLife, Inc. files with the SEC. Terms used in this prospectus supplement that are otherwise not defined will have the meanings given to them in the accompanying prospectus. As used in this section, “we,” “us,” “our” and “MetLife” mean MetLife, Inc. and do not include its subsidiaries.
General
      MetLife, Inc.’s authorized capital stock includes 200,000,000 shares of preferred stock, par value $0.01 per share, which includes 10,000,000 shares of our Series A Junior Participating Preferred Stock, par value $0.01 per share. MetLife, Inc. does not have any preferred stock or Series A Junior Participating Preferred Stock outstanding as of the date of this prospectus supplement. The series A preferred shares are part of a single series of authorized preferred stock consisting of 27,600,000 shares. 24,000,000 series A preferred shares (27,600,000 shares, if the underwriters exercise their option to purchase additional series A preferred shares in full) are being initially offered hereby. We may from time to time, without notice to or the consent of holders of the series A preferred shares, issue additional series A preferred shares.
      The series A preferred shares will rank senior to our junior stock (as defined herein) and at least equally with each other series of our preferred stock that we may issue (except for any senior series that may be issued with the requisite consent of the holders of the series A preferred shares), with respect to the payment of dividends and distributions of assets upon liquidation, dissolution or winding up. In addition, we will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available funds for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The series A preferred shares will be fully paid and nonassessable when issued, which means that holders will have paid their purchase price in full and that we may not ask them to surrender additional funds. Holders of the series A preferred shares will not have preemptive or subscription rights to acquire more stock of MetLife, Inc.
      The series A preferred shares will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of MetLife, Inc. The series A preferred shares have no stated maturity and will not be subject to any sinking fund, retirement fund or purchase fund or other obligation of MetLife, Inc. to redeem, repurchase or retire the series A preferred shares.
Dividends
      Dividends on the series A preferred shares will not be mandatory. Holders of series A preferred shares will be entitled to receive, when, as and if declared by our board of directors or a duly authorized committee of the board, out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends from the original issue date, quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on September 15, 2005. These dividends will accrue, with respect to each dividend period, on the liquidation preference amount of $25 per share at an annual rate of the greater of:

•	1.00% above three month LIBOR on the related LIBOR determination date (as described below); or

•	4.00%.
      In the event that we issue additional series A preferred shares after the original issue date, dividends on such additional shares may accrue from the original issue date or any other date we specify at the time such additional shares are issued.

      Dividends will be payable to holders of record of the series A preferred shares as they appear on our books on the applicable record date, which shall be the 15th calendar day before that dividend payment date or such other record date fixed by our board of directors (or a duly authorized committee of the board) that is not more than 60 nor less than 10 days prior to such dividend payment date (each, a “dividend record date”). These dividend record dates will apply regardless of whether a particular dividend record date is a business day.
      A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the series A preferred shares and will end on and exclude the September 15, 2005 dividend payment date. Dividends payable on the series A preferred shares will be computed on the basis of a 360-day year and the actual number of days elapsed in the dividend period, except that dividends for the initial period will be calculated from the original issue date. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day unless such day falls in the next calendar month, in which case the dividend payment date will be the first preceding day that is a business day.
      For any dividend period, LIBOR shall be determined by the calculation agent on the second London business day immediately preceding the first day of such dividend period in the following manner:

•	LIBOR will be the annual offered rate for three-month deposits in U.S. dollars, beginning on the first day of such period, as that rate appears on Moneyline Telerate Page 3750 as of 11:00 a.m., London time, on the second London business day immediately preceding the first day of such dividend period.

•	If the rate described above does not appear on Moneyline Telerate page 3750, LIBOR will be determined on the basis of the rates, at approximately 11:00 a.m., London time, on the second London business day immediately preceding the first day of such dividend period, at which deposits of the following kind are offered to prime banks in the London interbank market by four major banks in that market selected by the calculation agent: three-month deposits in U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount. The calculation agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR on the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the quotations.

•	If fewer than two quotations are provided as described above, LIBOR on the second London business day immediately preceding the first day of such dividend period will be the arithmetic mean of the rates for loans of the following kind to leading European banks quoted, at approximately 11:00 a.m. New York City time on the second London business day immediately preceding the first day of such dividend period, by three major banks in New York City selected by the calculation agent: three-month loans of U.S. dollars, beginning on the first day of such dividend period, and in a Representative Amount.

•	If fewer than three banks selected by the calculation agent are quoting as described above, LIBOR for the new dividend period will be LIBOR in effect for the prior dividend period
      The calculation agent’s determination of any dividend rate, and its calculation of the amount of dividends for any dividend period, will be on file at our principal offices, will be made available to any stockholder upon request and will be final and binding in the absence of manifest error.
      In this subsection, we use several terms that have special meanings relevant to calculating LIBOR. MetLife, Inc. defines these terms as follows:

•	The term “Representative Amount” means an amount that, in the calculation agent’s judgment, is representative of a single transaction in the relevant market at the relevant time.

•	The term “Moneyline Telerate Page” means the display on Moneyline Telerate, Inc., or any successor service, on the page or pages specified in this prospectus supplement or any replacement page or pages on that service.

•	The term “business day,” when used in this prospectus supplement, means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

•	The term “London business day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is a day on which dealings in U.S. dollars are transacted in the London interbank market.
      Dividends on the series A preferred shares will not be cumulative. Accordingly, if the board of directors of MetLife, Inc., or a duly authorized committee of the board, does not declare a dividend on the series A preferred shares payable in respect of any dividend period before the related dividend payment date, such dividend will not accrue and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the series A preferred shares are declared for any future dividend period.
      So long as any series A preferred shares remain outstanding for any dividend period, unless the full dividends for the latest completed dividend period on all outstanding series A preferred shares and parity stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside):

•	no dividend shall be paid or declared on our Series A Junior Participating Preferred Stock, our common stock or any other shares of our junior stock (as defined below) (other than a dividend payable solely in junior stock); and

•	no Series A Junior Participating Preferred Stock or common stock or other junior stock shall be purchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of junior stock for or into other junior stock, or the exchange or conversion of one share of junior stock for or into another share of junior stock and other than through the use of the proceeds of a substantially contemporaneous sale of junior stock).
      As used in this prospectus supplement, “junior stock” means any class or series of stock of MetLife, Inc. that ranks junior to the series A preferred shares either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding up of MetLife, Inc. Junior stock includes our common stock and the Series A Junior Participating Preferred Stock and any non-voting convertible participating preferred stock that may be issued to Citigroup under the Acquisition Agreement in lieu of common stock.
      When dividends are not paid (or duly provided for) in full on any dividend payment date (or, in the case of parity stock (as defined below) having dividend payment dates different from the dividend payment dates pertaining to the series A preferred shares, on a dividend payment date falling within the related dividend period for the series A preferred shares) upon the series A preferred shares and any shares of parity stock, all dividends declared upon the series A preferred shares and all such parity stock and payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the series A preferred shares, on a dividend payment date falling within the related dividend period for the series A preferred shares) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per series A preferred share and all parity stock payable on such dividend payment date (or, in the case of parity stock having dividend payment dates different from the dividend payment dates pertaining to the series A preferred shares, on a dividend payment date falling within the related dividend period for the series A preferred shares) bear to each other.
      As used in this prospectus supplement, “parity stock” means any other class or series of stock of MetLife, Inc. that ranks equally with the series A preferred shares in the payment of dividends and in the distribution of assets on any liquidation, dissolution or winding up of MetLife, Inc.
Restrictions on Declaration and Payment of Dividends
      MetLife, Inc. is prohibited from paying dividends on the series A preferred shares under certain circumstances.

      Federal Reserve Board policy provides that a bank holding company should pay dividends only out of current operating earnings. MetLife, Inc. may not be able to pay dividends if it does not earn sufficient operating income.
      In addition, the terms of the series A preferred shares limit MetLife, Inc.’s ability to declare dividends for payment on any dividend payment date if, on that declaration date, either:

(i)	the covered insurance subsidiaries’ risk-based capital ratio was less than 175% of the company action level for such subsidiaries, in the case of each covered insurance subsidiary based on the most recent annual financial statements for the year ended prior to such dividend payment date for which such subsidiary has filed its annual statement with the applicable state insurance commissioners (annual statements for a year are generally required to be filed on or before March 1 of the following year);
OR

(ii)	(x) the Trailing Four Quarters Consolidated Net Income Amount for the period ending on the quarter that is two quarters prior to the most recently completed quarter is zero or a negative amount and (y) the Adjusted Shareholders’ Equity Amount as of the most recently completed quarter and as of the end of the quarter that is two quarters before the most recently completed quarter (the “quarter test date”) has declined by 10% or more as compared to the Adjusted Shareholders’ Equity Amount at the end of the benchmark quarter (the date that is ten quarters prior to the most recently completed quarter).
      If MetLife, Inc. fails to satisfy either of the above tests for any dividend payment date, the restrictions on dividends will continue until MetLife, Inc. is able again to satisfy both tests for a dividend payment date. In addition, in the case of a restriction arising under clause (ii) above, the restrictions on dividends will continue until MetLife, Inc. satisfies the two tests in clauses (i) and (ii) above for a dividend payment date and MetLife, Inc.’s Adjusted Shareholders’ Equity Amount has increased, or has declined by less than 10%, in either case as compared to the Adjusted Shareholders’ Equity Amount at the end of the benchmark quarter for each dividend payment date as to which dividend restrictions were imposed under clause (ii) above. For example, if MetLife, Inc. failed to satisfy the test in clause (ii) above for three consecutive dividend payment dates, MetLife would be able to declare dividends on the series A preferred shares on the fourth dividend payment date only if, as of the related dividend declaration date:

•	MetLife, Inc. satisfied the tests in each of clauses (i) and (ii) above for that fourth dividend payment date, and

•	MetLife, Inc.’s Adjusted Shareholders’ Equity Amount as of the last completed quarter for that dividend payment date had increased from, or was less than 10% below, its level at the end of the benchmark quarter for each of the prior three dividend payment dates for which dividends were restricted under clause (ii) above. In effect, MetLife, Inc.’s Adjusted Shareholders’ Equity Amount as of the most recently completed quarter for that dividend payment date would have to be greater than, or less than 10% below, its level as of the end of not only the tenth quarter, but also each of the eleventh, twelfth and thirteenth quarters, preceding the most recently completed quarter.
      The test in clause (i) above shall not apply on any dividend declaration date if, as of such date, the combined total assets of MetLife, Inc.’s U.S. life insurance subsidiaries (other than life insurance companies that are subsidiaries of other life insurance companies) do not account for 25% or more of the consolidated total assets of MetLife, Inc. as reflected on its most recent consolidated financial statements filed with the SEC or posted on its website as described below.
      In this subsection, we use several terms that have special meanings relevant to the mandatory dividend suspension tests. MetLife, Inc. defines these terms as follows:

•	The term “Adjusted Shareholders’ Equity Amount” means, as of any quarter end and subject to certain adjustments, the shareholders’ equity of MetLife, Inc. as reflected on its consolidated GAAP balance sheet as of such quarter end minus accumulated other comprehensive income as reflected on such consolidated balance sheet.

•	The term “covered insurance subsidiaries” means our largest U.S. life insurance subsidiaries (in terms of general account admitted assets) that collectively account for 80% or more of the general account admitted assets of all of our U.S. life insurance subsidiaries. For purposes of this definition, “life insurance subsidiaries” does not include life insurance companies that are subsidiaries of other life insurance companies.

•	The term “GAAP” means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period.

•	The term “risk-based capital ratio” in clause (i) above refers to a ratio that insurance companies are required to calculate and report to their regulators as of the end of each year in accordance with prescribed procedures. The ratio measures the relationship of the insurance company’s “total adjusted capital,” calculated in accordance with those prescribed procedures, relative to a standard that is determined based on the magnitude of various risks present in the insurer’s operations. The NAIC’s model risk-based capital (“RBC”) law sets forth the RBC levels, ranging from the company action level to the mandatory control level, at which certain corrective actions are required and at which a state insurance regulator is authorized and expected to take regulatory action.
The highest RBC level is known as the company action level. If an insurance company’s total adjusted capital is higher than the company action level, no corrective action is required to be taken. At progressively lower levels of total adjusted capital, an insurance company faces increasingly rigorous levels of corrective action, including the submission of a comprehensive financial plan to the insurance regulator in its state of domicile, a mandatory examination or analysis of the insurer’s business and operations by the regulator and the issuance of appropriate corrective orders to address the insurance company’s financial problems, and, at the lowest levels, either voluntary or mandatory action by the regulator to place the insurer under regulatory control. The company action level is twice the level (known as the “authorized control level”) below which the regulator is authorized (but not yet required) to place the insurance company under regulatory control.

•	The term “Trailing Four Quarters Consolidated Net Income Amount” means, for any fiscal quarter, the sum of the consolidated GAAP net income of MetLife Inc. for the four fiscal quarters ending as of the last day of such fiscal quarter.
      With the exception of statutory accounting terms such as “general account admitted assets” and terms that have specific insurance regulatory meanings such as “risk-based capital,” all financial terms used in this caption “— Restrictions on Declaration and Payment of Dividends” will be determined in accordance with GAAP as applied to and reflected in the related financial statements of MetLife, Inc. as of the relevant dates, except as provided in the next sentence. If because of a change in GAAP that results in a cumulative effect of a change in accounting principle or a restatement, either:

•	Consolidated net income of MetLife, Inc. is higher or lower than it would have been absent such change, then, for purposes of calculating the calculations described in clause (ii) of the third paragraph of this caption, “— Restrictions on Declaration and Payment of Dividends,” commencing with the fiscal quarter for which such changes in GAAP becomes effective, such consolidated net income will be calculated on a pro forma basis as if such change had not occurred; or

•	the Adjusted Shareholders’ Equity Amount as of a quarter end is higher or lower than it would have been absent such change, then, for purposes of the calculations described in clause (ii) of the third paragraph of this caption, “— Restrictions on Declaration and Payment of Dividends,” the Adjusted Shareholders’ Equity Amount will be calculated on a pro forma basis as if such change had not occurred, subject to certain limitations described in the Certificate of Designations for the series A preferred shares.
      If at any relevant time or for any relevant period MetLife, Inc. is not a reporting company under the Securities Exchange Act of 1934, then for any such relevant dates and periods MetLife, Inc. shall prepare and post on its website the financial statements that it would have been required to file with the SEC had it continued to be a reporting company under the Securities Exchange Act, in each case on or before the dates that MetLife, Inc. would have been required to file such financial statements had it continued to be an “accelerated filer” within the meaning of Rule 12b-2 under the Securities Exchange Act.
      If MetLife, Inc. fails either of these tests with respect to a dividend payment date, dividends declared for such dividend payment date, together with aggregate dividends declared with respect to parity stock during the dividend period related to such dividend payment date, may not exceed the net proceeds MetLife, Inc. has received from issuances of common stock within the 90 days preceding the related dividend declaration date.
Notices Related to Potential or Actual Mandatory Suspension of Dividends
      MetLife, Inc. is required to give notice to preferred stockholders of a potential mandatory suspension of dividends that could take effect for a subsequent dividend payment date two quarters in the future if:

•	the Trailing Four Quarters Consolidated Net Income Amount for the most recently completed quarter is zero or a negative amount; and

•	the Adjusted Shareholders’ Equity Amount as of the most recently completed quarter has declined by 10% or more as compared to the Adjusted Shareholders’ Equity Amount as of the date that is eight quarters prior to the most recently completed quarter.
      MetLife, Inc. shall send such notice no later than the first dividend payment date following the end of the most recently completed quarter as of which the above tests indicate that a potential mandatory suspension of dividends could occur. Such notice shall be sent by first class mail, postage prepaid, addressed to the holders of record of the shares of series A preferred shares at their respective last addresses appearing on the books of MetLife, Inc., and shall file a copy of such notice on Form 8-K with the SEC. Such notice shall (x) set forth the results of the Trailing Four Quarters Consolidated Net Income Amount and Adjusted Shareholders’ Equity Amounts for the relevant period and dates, and (y) state that MetLife, Inc. may be precluded by the terms of the series A preferred shares from declaring and paying dividends on such dividend payment date unless it, through the generation of earnings or issuance of new common equity, increases its Adjusted Shareholders’ Equity Amount by an amount specified in such notice by the second dividend payment date after the date of such notice.
      By not later than the 15th day prior to each dividend payment date for which dividends are being suspended by reason of the tests set forth in clauses (i) or (ii) of the third paragraph under “— Restrictions on Declaration and Payment of Dividends”, MetLife, Inc. shall give notice of such suspension by first class mail, postage prepaid, addressed to the holders of record of the preferred shares, and shall file a copy of such notice on Form 8-K with the SEC. Such notice, in addition to stating that dividends will be suspended, shall set forth the fact that the covered insurance subsidiaries’ risk-based capital ratio is less than 175% of such subsidiaries’ company action level if dividends are suspended by reason of failing to satisfy the test in clause (i) of that paragraph and the applicable Adjusted Shareholders’ Equity Amount (and the amount by which the Adjusted Shareholders’ Equity Amount must increase in order for declaration and payment of dividends to be resumed) if dividends are suspended by reason of failing to satisfy the test in clause (ii) of that paragraph.
Liquidation Rights
      Upon any voluntary or involuntary liquidation, dissolution or winding up of MetLife, Inc., holders of the series A preferred shares are entitled to receive out of assets of MetLife, Inc. available for distribution to stockholders, after satisfaction of liabilities to creditors, if any, before any distribution of assets is made to holders of Series A Junior Participating Preferred Stock, common stock or any of our other shares of stock ranking junior as to such a distribution to the series A preferred shares, a liquidating distribution in the amount of $25 per preferred share plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the series A preferred shares will not be entitled to any other amounts from us after they have received their full liquidation preference.
      In any such distribution, if the assets of MetLife, Inc. are not sufficient to pay the liquidation preferences in full to all holders of the series A preferred shares and all holders of any parity stock, the amounts paid to the holders of series A preferred shares and to the holders of any parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of those holders. In any such distribution, the “liquidation preference” of any holder of preferred stock means the amount payable to such holder in such distribution, including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends in the case of any holder of stock on which dividends accrue on a cumulative basis). If the liquidation preference has been paid in full to all holders of the series A preferred shares and all holders of any parity stock, the holders of our other stock shall be entitled to receive all remaining assets of MetLife, Inc. according to their respective rights and preferences.
      For purposes of this section, the merger or consolidation of MetLife, Inc. with any other entity, including a merger or consolidation in which the holders of the series A preferred shares receive cash, securities or property for their shares, or the sale, lease or exchange of all or substantially all of the assets of MetLife, Inc., for cash, securities or other property shall not constitute a liquidation, dissolution or winding up of MetLife, Inc.
Redemption
      The series A preferred shares are not subject to any mandatory redemption, sinking fund, retirement fund, purchase fund or other similar provisions. The series A preferred shares are not redeemable prior to September 15, 2010. On and after that date, the series A preferred shares will be redeemable at our option and subject to the prior approval of the Federal Reserve Board, as described below, in whole or in part, upon not less than 30 nor more than 60 days notice, at a redemption price equal to $25 per preferred share, plus declared and unpaid dividends, without accumulation of any undeclared dividends. Holders of the series A preferred shares will have no right to require the redemption or repurchase of the series A preferred shares.
      If the series A preferred shares are to be redeemed, the notice of redemption shall be given by first class mail to the holders of record of the series A preferred shares to be redeemed, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the series A preferred shares are held in book-entry form through The Depository Trust Company, or “DTC,” we may give such notice in any manner permitted by the DTC). Each notice of redemption will include a statement setting forth:

•	the redemption date;

•	the number of series A preferred shares to be redeemed and, if less than all the series A preferred shares held by such holder are to be redeemed, the number of such series A preferred shares to be redeemed from such holder;

•	the redemption price; and

•	the place or places where holders may surrender certificates evidencing the series A preferred shares for payment of the redemption price.
      If notice of redemption of any series A preferred shares has been given and if the funds necessary for such redemption have been set aside by us for the benefit of the holders of any series A preferred shares so called for redemption, then, from and after the redemption date, dividends will cease to accrue on such series A preferred shares, such series A preferred shares shall no longer be deemed outstanding and all rights of the holders of such series A preferred shares will terminate, except the right to receive the redemption price.
      In case of any redemption of only part of the series A preferred shares at the time outstanding, the series A preferred shares to be redeemed shall be selected either pro rata or in such other manner as we may determine to be fair and equitable.
      We may not redeem the series A preferred shares without the prior approval of the Federal Reserve Board, if such approval is then required under applicable law or capital regulations. Under current regulations, the Federal Reserve Board generally can be expected to permit a redemption only if (1) the series A preferred shares are redeemed with the proceeds of a sale of common stock, perpetual preferred stock or other tier 1 capital instruments of equal or higher quality, or (2) the Federal Reserve Board determines that our condition, circumstances and resulting capital levels are consistent with the proposed reduction of permanent capital.

      MetLife intends that, if it redeems the series A preferred shares, it will redeem such series A preferred shares only to the extent the aggregate liquidation preference of the shares redeemed is less than the New Equity Amount as of the date of redemption, if any. This intention also applies to any series A preferred shares that any regulatory authority requires MetLife to redeem, unless such regulatory authority directs MetLife, Inc. otherwise.
      “New Equity Amount” means at any date the amount, if any, of the net proceeds to MetLife or its affiliates of shares of junior stock or parity stock or Other Qualifying Securities of MetLife or its affiliates newly-issued during the six months prior to such date to purchasers other than to MetLife’s affiliates.
      “Other Qualifying Security” means, at any time, a security or instrument that is of a type that has equal or greater equity characteristics than the series A preferred shares.
Voting Rights
      Except as provided below, the holders of the series A preferred shares will have no voting rights.
      Whenever dividends on any series A preferred shares shall have not been declared and paid for the equivalent of six or more dividend payments, whether or not for consecutive dividend periods (a “Nonpayment”), the holders of such series A preferred shares, voting together as a single class with holders of any and all other series of voting preferred stock (as defined below) then outstanding, will be entitled to vote for the election of a total of two additional members of our board of directors (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. In that event, the number of directors on our board of directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the series A preferred shares or of any other series of voting preferred stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. These voting rights will continue until dividends on the series A preferred shares and any such series of voting preferred stock for at least four dividend periods, whether or not consecutive, following the Nonpayment shall have been fully paid (or declared and a sum sufficient for the payment of such dividends shall have been set aside for payment).
      As used in this prospectus supplement, “voting preferred stock” means any other class or series of preferred stock of MetLife, Inc. ranking equally with the series A preferred shares either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are exercisable. Whether a plurality, majority or other portion of the series A preferred shares and any other voting preferred stock have been voted in favor of any matter shall be determined by reference to the liquidation amounts of the series A preferred shares voted.
      If and when dividends for at least four dividend periods, whether or not consecutive, following a Nonpayment have been paid in full (or declared and a sum sufficient for such payment shall have been set aside), the holders of the series A preferred shares shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and, if such voting rights for all other holders of voting preferred stock have terminated, the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the board of directors shall automatically decrease by two. In determining whether dividends have been paid for four dividend periods following a Nonpayment, we may take account of any dividend we elect to pay for such a dividend period after the regular dividend date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding series A preferred shares and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding series A preferred shares and any other shares of voting preferred stock then outstanding (voting together as a class) when they have the voting rights described above. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.
      So long as any series A preferred shares remain outstanding, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding series A preferred shares and all other series of voting preferred stock entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing or at a meeting:

•	amend or alter the provisions of MetLife, Inc.’s amended and restated certificate of incorporation or the Certificate of Designations for the series A preferred shares so as to authorize or create, or increase the authorized amount of, any class or series of stock ranking senior to the series A preferred shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of MetLife, Inc.;

•	amend, alter or repeal the provisions of MetLife, Inc.’s amended and restated certificate of incorporation or the Certificate of Designations for the series A preferred shares so as to materially and adversely affect the special rights, preferences, privileges and voting powers of the series A preferred shares, taken as a whole; or

•	consummate a binding share exchange or reclassification involving the series A preferred shares or a merger or consolidation of MetLife, Inc. with another entity, unless in each case (i) the series A preferred shares remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (ii) such series A preferred shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers of the series A preferred shares, taken as a whole;
provided, however, that any increase in the amount of the authorized or issued series A preferred shares or authorized preferred stock or the creation and issuance, or an increase in the authorized or issued amount, of other series of preferred stock ranking equally with and/or junior to the series A preferred shares with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of MetLife, Inc. will not be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of the series A preferred shares.
      If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above would materially and adversely affect one or more but not all series of voting preferred stock (including the series A preferred shares for this purpose), then only the series materially and adversely affected and entitled to vote shall vote as a class in lieu of all such series of preferred stock.
      Without the consent of the holders of the series A preferred shares, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers of the series A preferred shares, taken as a whole, we may amend, alter, supplement or repeal any terms of the series A preferred shares:

•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the Certificate of Designations for the series A preferred shares that may be defective or inconsistent; or

•	to make any provision with respect to matters or questions arising with respect to the series A preferred shares that is not inconsistent with the provisions of the Certificate of Designations.
      The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding series A preferred shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been set aside by us for the benefit of the holders of series A preferred shares to effect such redemption.

Certain Regulatory Issues Related to Voting Rights
      Under regulations adopted by the Federal Reserve Board, if the holders of series A preferred shares become entitled to vote for the election of directors as described above, the series A preferred shares could be deemed a “class of voting securities,” together with any other series of voting preferred stock then outstanding entitled to vote for the election of directors as a single class with the series A preferred shares. In this instance, a holder, other than a natural person, of 25% or more of the series A preferred shares (measured together with any other series of voting preferred stock) could then be subject to regulation as a bank holding company in accordance with the Bank Holding Company Act. A holder, other than a natural person, of 5% that otherwise exercises a “controlling influence” over MetLife, Inc. could also be subject to regulation under the Bank Holding Company Act. In addition, at any time the series A preferred shares are deemed a class of voting securities, (1) any other bank holding company may be required to obtain the approval of the Federal Reserve Board to acquire or retain 5% or more of the outstanding series A preferred shares and other series of voting preferred stock, and (2) any person other than a bank holding company may be required to file with the Federal Reserve Board under the Change in Bank Control Act to acquire or retain 10% or more of such shares.
Listing of the Series A Preferred Shares
      The series A preferred shares have been approved for listing on the New York Stock Exchange under the symbol “METPrA,” subject to official notice of issuance. MetLife, Inc. expects trading of the series A preferred shares on the New York Stock Exchange to commence within a 30-day period after initial delivery.
Transfer Agent, Registrar and Calculation Agent
      Mellon Investor Services LLC will be the transfer agent, registrar, dividend disbursing agent and redemption agent for the series A preferred shares.
      JPMorgan Chase Bank, N.A. will be the calculation agent for the series A preferred shares.
Book-Entry; Delivery and Form
      Each series A preferred share will be deposited with, or on behalf of, DTC or any successor thereto (the “Depositary”), as depositary, and registered in the name of Cede & Co. (DTC’s partnership nominee).
      DTC advises that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for over two million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC’s participants (“Participants”) deposit with DTC. DTC also facilitates the post-trade settlement among Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Participants’ accounts. This eliminates the need for physical movement of securities certificates.
      “Direct Participants” in DTC include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation, each of which is a subsidiary of DTCC, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”).

      Purchases of the series A preferred shares under DTC’s book-entry system must be made by or through Direct Participants, which will receive a credit for the series A preferred shares on the records of DTC. The ownership interest of each actual purchaser of the series A preferred shares, which we refer to as the “beneficial owner,” is in turn to be recorded on the Participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the Direct Participant or Indirect Participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the series A preferred shares will be effected only through entries made on the books of Participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the series A preferred shares, except in the event that use of the book-entry system for the series A preferred shares is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in the series A preferred shares.
      To facilitate subsequent transfers, all series A preferred shares deposited by Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the series A preferred shares with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the series A preferred shares; DTC’s records reflect only the identity of the Direct Participants to whose accounts such series A preferred shares are credited, which may or may not be the beneficial owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.
      So long as DTC or its nominee is the registered owner and holder of the series A preferred shares, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the series A preferred shares represented by the series A preferred shares for all purposes under the indenture. Except as provided below, beneficial owners of interests in the series A preferred shares will not be entitled to have book-entry shares represented by the series A preferred shares registered in their names, will not receive or be entitled to receive physical delivery of series A preferred shares in definitive form and will not be considered the owners or holders thereof under the indenture. Accordingly, each beneficial owner must rely on the procedures of DTC and, if the person is not a Participant, on the procedures of the Participants through which such person owns its interest, to exercise any rights of a holder under the indenture. MetLife, Inc. understands that under existing industry practices, in the event that we request any action of holders of series A preferred shares or that an owner of a beneficial interest in the series A preferred shares desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take the action, and the Participants would authorize beneficial owners owning through the Participants to give or to take the action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Although voting with respect to the series A preferred shares is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will itself consent or vote with respect to series A preferred shares, unless authorized by a Direct Participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the series A preferred shares are credited on the record date (identified in a listing attached to the Omnibus Proxy).
      Payments on the series A preferred shares will be made to DTC. MetLife, Inc. will send all required reports and notices solely to DTC as long as DTC is the registered holder of the series A preferred shares. Neither we, the trustee, nor any other agent of ours or agent of the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in series A preferred shares or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests. DTC’s practice is to credit the accounts of the Direct Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in a security as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the Participants.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
      This section describes the material United States federal income tax consequences of purchase, ownership and disposition of the series A preferred shares. It applies to you only if you hold your series A preferred shares as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a thrift institution;

•	a regulated investment company;

•	a tax-exempt organization;

•	a person that owns securities that are part of a hedge or that are hedged against currency risks;

•	a person that owns securities as part of a straddle, a “constructive sale” or conversion transaction for tax purposes;

•	a partnership, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.
      This section is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. If a partnership holds the series A preferred shares, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. The discussion that follows will not address the tax consequences to the partners of a partnership that owns series A preferred shares. A partner in a partnership holding the series A preferred shares should consult its tax advisor with regard to the United States tax treatment of an investment in the series A preferred shares.
      THE DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SERIES A PREFERRED SHARES IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR PERSON. ACCORDINGLY, ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES RELATING TO THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE SERIES A PREFERRED SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION, AS TAX CONSEQUENCES MAY VARY WITH RESPECT TO A SHAREHOLDER’S PARTICULAR CIRCUMSTANCES.
United States Holders
      This subsection describes the tax consequences to a United States Holder. You are a United States Holder if you are a beneficial owner of series A preferred shares and you are:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court has the authority to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States Holder, this subsection does not apply to you and you should refer to “— Non-U.S. Holders.”
      Distributions on the Series A Preferred Shares. United States Holders will be taxed on distributions on the series A preferred shares as dividend income to the extent the distribution is paid out of our current or accumulated earnings and profits for United States federal income tax purposes. If you are a noncorporate United States Holder, dividends paid to you in taxable years beginning before January 1, 2009 will constitute qualified dividend income taxable to you at a maximum rate of 15%, provided that you hold your series A preferred shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date or, if the dividend is attributable to a period or periods aggregating over 366 days, provided that you hold your series A preferred shares for more than 90 days during the 181-day period beginning 90 days before the ex-dividend date.
      Corporate holders of the series A preferred shares may be eligible for the 70% “dividends received deduction” with respect to dividend distributions that are paid on the series A preferred shares, provided certain holding period requirements are satisfied. The full amount of such dividends (including the otherwise deductible amount) is included by the corporate shareholder in determining the excess (if any) of a corporate shareholder’s adjusted current earnings over its alternative minimum taxable income, which may increase its alternative minimum tax liability.
      With respect to distributions not paid out of our current or accumulated earnings and profits, you generally will not be taxed on any portion of such distribution if your tax basis in the series A preferred shares is greater than or equal to the amount of the distribution. However, you would be required to reduce your tax basis (but not below zero) in the series A preferred shares by the amount of the distribution, and would recognize capital gain to the extent that the distribution exceeds your tax basis in the series A preferred shares. Corporate shareholders will not be entitled to a dividends-received deduction on this portion of a distribution.
      Further, United States Holders should be aware that dividends that exceed certain thresholds in relation to such holders’ tax basis in their series A preferred shares could be characterized as “extraordinary dividends” (as defined in section 1059 of the Code). Generally, a corporate holder that receives an extraordinary dividend is required to reduce its stock basis by the portion of such dividend that is not taxed because of the dividends received deduction and is required to recognize taxable gain to the extent such portion of the dividend exceeds the holder’s tax basis in such series A preferred shares. United States Holders who are individuals and who receive an “extraordinary dividend” would be required to treat any losses on the sale of the series A preferred shares as long-term capital losses to the extent such dividends received by them qualify for the reduced 15% tax rate. Investors should consult their own tax advisers with respect to the potential application of the “extraordinary dividend” rules to an investment in MetLife, Inc.’s series A preferred shares.
      Sale or Exchange of the Series A Preferred Shares. If you sell or otherwise dispose of your series A preferred shares (other than by redemption), you will generally recognize capital gain or loss equal to the difference between the amount realized upon the disposition and your adjusted tax basis in the preferred stock. Capital gain of a non-corporate United States holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.
      Redemption of the Series A Preferred Shares. If we redeem your series A preferred shares, it generally will be a taxable event. You will generally recognize capital gain or loss on the redemption of MetLife, Inc.’s series A preferred shares provided that the redemption meets at least one of the following requirements as determined under federal income tax principles:

•	results in a complete termination of your stock interest in MetLife, Inc.;

•	is substantially disproportionate with respect to you; or

•	is not essentially equivalent to a dividend with respect to you.
      In determining whether any of these tests has been met, shares of stock considered to be owned by you by reason of certain constructive ownership rules set forth in Section 318 of the Code, as well as shares actually owned by you, must be taken into account. It may be more difficult for a person who owns, actually or constructively by operation of the attribution rules, any of our voting stock to satisfy any of the above requirements. Conversely, the redemption of our series A preferred shares from an investor who does not own any of our voting stock (either actually or constructively) will be treated as a taxable sale of the series A preferred shares.
      If we redeem your series A preferred shares in a redemption that meets one of the tests described above, you generally would recognize taxable gain or loss equal to the sum of the amount of cash and fair market value of property (other than MetLife, Inc.’s stock or the stock of MetLife, Inc.’s successor) received by you less your tax basis in the series A preferred shares redeemed. This gain or loss would be long-term capital gain or capital loss if you have held the series A preferred shares for more than one year. If the redemption does not satisfy any of the above requirements, then the entire amount received (without offset for your tax basis in your series A preferred shares) in redemption of your series A preferred shares will be treated as a distribution as described under “— United States Holders — Distributions on the Series A Preferred Shares” above. If a redemption of the series A preferred shares is treated as a distribution that is taxable as a dividend and subsequent to the redemption for United States federal income tax purposes you continue to own (either actually or constructively) our stock, your tax basis in the redeemed series A preferred shares would be transferred to your remaining shares of our stock. Prospective investors should consult their own tax advisors for purposes of determining the tax consequences resulting from redemption of our series A preferred shares.
Non-U.S. Holders
      This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of series A preferred shares by a Non-U.S. Holder. You are a Non-U.S. Holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the series A preferred shares.
      Dividends. Except as described below, if you are a Non-U.S. Holder of series A preferred shares, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to the payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a Non-U.S. Holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) not a United States person and are entitled to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.
      If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.
      If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are (or, in the case of a Non-U.S. Holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) not a United States person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.
      “Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate Non-U.S. Holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
      Gain on Disposition of the Series A Preferred Shares. If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of series A preferred shares unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and with respect to shareholders that are entitled to claim the benefits under certain tax treaties, the gain is attributable to a permanent establishment that you maintain in the United States;

•	you are an individual, you hold the series A preferred shares as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	we are or have been a United States real property holding corporation for federal income tax purposes and you held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the series A preferred shares and you are not eligible for any treaty exemption.
      If you are a corporate Non-U.S. Holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
      We have not been, are not and do not anticipate becoming a United States real property holding corporation for United States federal income tax purposes.
      Federal Estate Taxes. Series A preferred shares held by a Non-U.S. Holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
      United States Holders. In general, if you are a non-corporate U.S. Holder you will be subject to information reporting requirements and will be subject to backup withholding tax on dividend payments, or other taxable distributions, made within the United States if:

•	you fail to provide an accurate taxpayer identification number to the payor;

•	you are notified by the United States Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

•	in certain circumstances, you fail to comply with applicable certification requirements.
      If you sell your series A preferred shares outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to you outside the United States, then U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if you sell your series A preferred shares through a non-U.S. office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year: (1) one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or (2) such foreign partnership is engaged in the conduct of a United States trade or business.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service on a timely basis.
      Non-U.S. Holders. A non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption. Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of the series A preferred shares that are effected within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner of Metlife, Inc.’s series A preferred shares otherwise establishes an exemption.
      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service on a timely basis.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement and pricing agreements dated the date of this prospectus supplement, MetLife, Inc. has agreed to sell to each of the underwriters named below, severally, and each of the underwriters has severally agreed to purchase, the number of series A preferred shares set forth opposite its name below. Banc of America Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated will act as joint global coordinators and, together with Citigroup Global Markets Inc., Lehman Brothers Inc., Morgan Stanley & Co. Incorporated, UBS Securities LLC and Wachovia Capital Markets, LLC, will act as joint book-running managers for the offering. Banc of America Securities LLC, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are the representatives of the underwriters.

Number of
Series A
Underwriters	Preferred Shares

Banc of America Securities LLC	3,855,937
Goldman, Sachs & Co.	3,855,937
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,855,937
Citigroup Global Markets Inc.	2,190,938
Lehman Brothers Inc.	2,745,938
Morgan Stanley & Co. Incorporated	2,190,938
UBS Securities LLC	2,190,938
Wachovia Capital Markets, LLC	2,190,938
Advest, Inc.	61,500
A.G. Edwards & Sons, Inc.	61,500
HSBC Securities (USA) Inc.	61,500
J.P. Morgan Securities Inc.	61,500
Janney Montgomery Scott LLC	61,500
KeyBanc Capital Markets, A Division of McDonald Investments Inc.	61,500
Morgan Keegan & Company, Inc.	61,500
Piper Jaffray & Co.	61,500
RBC Dain Rauscher Inc.	61,500
Raymond James & Associates, Inc.	61,500
SunTrust Capital Markets, Inc.	61,500
Wells Fargo Securities, LLC	61,500
Robert W. Baird & Co. Incorporated	26,357
Guzman & Company	26,357
J.J.B. Hilliard, W.L. Lyons, Inc.	26,357
Keefe, Bruyette & Woods, Inc.	26,357
Samuel A. Ramirez & Co., Inc.	26,357
Muriel Siebert & Co., Inc.	26,357
The Williams Capital Group, L.P.	26,357

Total	24,000,000

      The underwriters are committed to take and pay for all of the series A preferred shares being offered, if any are taken, other than the series A preferred shares covered by the option described below unless and until this option is exercised.

      If the underwriters sell more series A preferred shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 3,600,000 series A preferred shares from MetLife, Inc. to cover such sales. They may exercise that option for 30 days. If series A preferred shares are purchased pursuant to this option, the underwriters will severally purchase the series A preferred shares in approximately the same proportion as set forth in the table above.
      The following table shows the per preferred share and total underwriting discounts and commissions to be paid to the underwriters by MetLife, Inc. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 3,600,000 additional series A preferred shares.
Paid by the Company

	No Exercise	Full Exercise

Per Series A Preferred Share	$0.7875	$0.7875
Total	$18,900,000	$21,735,000
      The underwriting discount will be $0.50 per series A preferred share offered hereby with respect to any series A preferred shares sold in an aggregate liquidation preference of $500,000 or more to a single purchaser, which decreases the total underwriting discount by $2,281,313. If the underwriters exercise their option to buy up to an additional 3,600,000 series A preferred shares, as described above, the total underwriting discount will also decrease to the extent that any of the additional series A preferred shares are sold in an aggregate liquidation preference of $500,000 or more to a single purchaser.
      The series A preferred shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any series A preferred shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to $0.50 per series A preferred share ($0.30 per series A preferred share sold to certain institutions) from the initial public offering price. Any such securities dealers may resell any series A preferred shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to $0.45 per series A preferred share from the initial public offering price. If all the series A preferred shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.
      Prior to this offering, there has been no public market for the series A preferred shares. The series A preferred shares have been approved for listing on the New York Stock Exchange under the symbol “METPrA,” subject to official notice of issuance. We expect trading of the series A preferred shares on the New York Stock Exchange to begin within a 30-day period after initial delivery. In order to meet one of the requirements for listing the series A preferred shares on the New York Stock Exchange, the underwriters have undertaken to sell series A preferred shares to a minimum of 100 beneficial owners.
      It is expected that delivery of the series A preferred shares will be made against payment therefor on or about the date specified in the last paragraph on the cover of this prospectus supplement, which will be the fifth business day following the date of pricing of the series A preferred shares (such settlement cycle being herein referred to as “T+5”). Trades in the secondary market generally are required to settle in three business days after the securities are priced, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the series A preferred shares on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the series A preferred shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the series A preferred shares who wish to trade certificates on the date of pricing or the next succeeding business day should consult their own advisors.
      MetLife, Inc. and certain of its executive officers have agreed with the underwriters, subject to certain limited exceptions, not to issue, offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce an intention to do any of the foregoing, during the period beginning on the date of this prospectus supplement and continuing to and including September 18, 2005, except with the prior written consent of the global coordinators. This agreement shall not prohibit MetLife, Inc. from issuing up to $3 billion in mandatorily convertible equity securities as part of the financing of the Acquisition or from issuing shares of common stock or non-voting convertible participating preferred stock to Citigroup in an aggregate amount not to exceed $3 billion as contemplated in the Acquisition Agreement.
      In addition, MetLife, Inc. has agreed with the underwriters not to issue, offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of U.S. dollar denominated preferred stock or any securities substantially similar to U.S. dollar denominated preferred stock, or publicly announce an intention to do any of the foregoing, during the period beginning on the date of the underwriting agreement and continuing to and including the date that is 60 days after delivery of the series A preferred shares, except with the prior written consent of the global coordinators. This agreement shall not prohibit MetLife, Inc. from issuing the series A preferred shares offered hereby or issuing additional preferred securities in an amount not to exceed, when taken together with the series A preferred shares issued hereby, $2.5 billion in aggregate liquidation preference as part of the financing of the Acquisition.
      The underwriters have advised us that they intend to make a market for the series A preferred shares, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the series A preferred shares. MetLife Inc. estimates that its expenses for this offering will be approximately $630,000.
      MetLife Inc. has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in respect of any such liabilities.
      In connection with the offering of the series A preferred shares, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the series A preferred shares. Specifically, the representatives may overallot in connection with the offering of the series A preferred shares, creating a syndicate short position. In addition, the representatives may bid for, and purchase, series A preferred shares in the open market to cover syndicate short positions or to stabilize the price of the series A preferred shares. Finally, the representatives may reclaim selling concessions allowed for distributing the series A preferred shares in the offering of the series A preferred shares, if the representatives repurchase previously distributed series A preferred shares in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the series A preferred shares above independent market levels. The representatives are not required to engage in any of these activities, may end any of them at any time, and must bring them to an end after a limited period.
      In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with us and our affiliates for which they have in the past received, and may in the future receive, customary fees. Affiliates of some of the lenders under MetLife, Inc.’s credit agreements are acting as underwriters for this offering. Banc of America Securities LLC and Goldman, Sachs & Co. have advised MetLife, Inc. with respect to the Acquisition and are acting as underwriters for this offering of series A preferred shares. In addition, Citigroup Global Markets Inc. is an affiliate of Citigroup, from whom MetLife, Inc. is acquiring Citigroup L&A, and has advised Citigroup with respect to the Acquisition. The proceeds received by MetLife, Inc. from this offering are expected to be used to finance a portion of the Acquisition purchase price. This offering will be conducted in accordance with NASD Conduct Rule 2710(h).

LEGAL OPINIONS
      The validity of the series A preferred shares offered hereby will be passed upon for MetLife, Inc. by Richard S. Collins, Chief Counsel — General Corporate of MetLife and by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York, which has also acted as special tax counsel for MetLife, Inc. Mr. Collins is paid a salary by MetLife, Inc., is a participant in various employee benefit plans offered by MetLife, Inc. to employees generally, holds MetLife, Inc. common stock and has options to purchase additional shares of MetLife, Inc. common stock. Cleary Gottlieb Steen & Hamilton LLP, New York, New York, will pass upon certain legal matters for the underwriters. LeBoeuf, Lamb, Greene & MacRae, L.L.P. maintains various group and other insurance policies with Metropolitan Life.
EXPERTS
      The combined balance sheet of Citigroup’s Life Insurance and Annuities Assets to be Acquired and Liabilities to be Assumed as of December 31, 2004, and the related combined statements of income, changes in shareholders’ equity and cash flows and for the year then ended, included in Form 8-K of MetLife, Inc. dated May 13, 2005, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent auditors, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The combined financial statements of Citigroup’s Life Insurance and Annuities Assets to be Acquired and Liabilities to be Assumed represent a carve out of certain businesses from a consolidated group of companies rather than a complete legal entity.

PROSPECTUS
$14,876,994,500
METLIFE, INC.
DEBT SECURITIES, PREFERRED STOCK, DEPOSITARY SHARES,
COMMON STOCK, WARRANTS, PURCHASE CONTRACTS AND UNITS
METLIFE CAPITAL TRUST II
METLIFE CAPITAL TRUST III
TRUST PREFERRED SECURITIES
Fully and Unconditionally Guaranteed by MetLife, Inc.,
As Set Forth Herein
       MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.
      THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
      MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III may offer securities through underwriting syndicates managed or co-managed by one or more underwriters, through agents, or directly to purchasers. The prospectus supplement for each offering of securities will describe in detail the plan of distribution for that offering. For general information about the distribution of securities offered, please see “Plan of Distribution” in this prospectus.
      MetLife, Inc.’s common stock is listed on the New York Stock Exchange under the trading symbol “MET”. Unless otherwise stated in this prospectus or an accompanying prospectus supplement, none of these securities will be listed on a securities exchange, other than MetLife, Inc.’s common stock.
      None of the Securities and Exchange Commission, any state securities commission, the New York Superintendent of Insurance or any other regulatory body has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. They have not made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
The date of this prospectus is April 27, 2005

About This Prospectus	1
Where You Can Find More Information	1
Special Note Regarding Forward-Looking Statements	2
MetLife, Inc.	3
The Trusts	3
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	5
Description of Securities	5
Description of Debt Securities	6
Description of Capital Stock	15
Description of Depositary Shares	21
Description of Warrants	23
Description of Purchase Contracts	24
Description of Units	25
Description of Trust Preferred Securities	26
Description of Guarantees	28
Plan of Distribution	31
Legal Opinions	33
Experts	33

ABOUT THIS PROSPECTUS
      Unless otherwise stated or the context otherwise requires, references in this prospectus to “MetLife,” “we,” “our,” or “us” refer to MetLife, Inc., together with Metropolitan Life Insurance Company, and their respective direct and indirect subsidiaries, while references to “MetLife, Inc.” refer only to MetLife, Inc. on an unconsolidated basis. References in this prospectus to the “trusts” refer to MetLife Capital Trust II and MetLife Capital Trust III.
      This prospectus is part of a registration statement that MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III filed with the U.S. Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, MetLife, Inc. may, from time to time, sell any combination of debt securities, preferred stock, depositary shares, common stock, warrants, purchase contracts and units and MetLife Capital Trust II and MetLife Capital Trust III may, from time to time, sell trust preferred securities guaranteed by MetLife, Inc., as described in this prospectus, in one or more offerings up to a total dollar amount of $14,876,994,500 or the equivalent thereof on the date of issuance in one or more foreign currencies, foreign currency units or composite currencies. This prospectus provides you with a general description of the securities MetLife, Inc. and the trusts may offer. Each time that securities are sold, a prospectus supplement that will contain specific information about the terms of that offering will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information.”
      You should rely on the information contained or incorporated by reference in this prospectus. Neither MetLife, Inc. nor the trusts have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither MetLife, Inc. nor the trusts are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
      You should assume that the information in this prospectus is accurate as of the date of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
WHERE YOU CAN FIND MORE INFORMATION
      MetLife, Inc. files reports, proxy statements and other information with the SEC. These reports, proxy statements and other information, including the registration statement of which this prospectus is a part, can be read and copied at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC, including MetLife, Inc. MetLife, Inc.’s common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information can also be read at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005.
      The SEC allows “incorporation by reference” into this prospectus of information that MetLife, Inc. files with the SEC. This permits MetLife, Inc. to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to the date of this prospectus will automatically be deemed to update and supersede this information. Information furnished under Item 2.02 and Item 7.01 of MetLife, Inc.’s Current Reports on Form 8-K is not incorporated by reference in this registration statement and prospectus. MetLife, Inc. incorporates by reference the following documents which have been filed with the SEC:

•	Registration Statement on Form 8-A, dated March 31, 2000, relating to registration of shares of MetLife, Inc.’s common stock and Registration Statement on Form 8-A, dated March 31, 2000, relating to registration of MetLife, Inc.’s Series A Junior Participating Preferred Stock purchase rights;

•	Annual Report on Form 10-K for the year ended December 31, 2004; and

•	Current Reports on Form 8-K filed February 1, 2005, February 4, 2005, February 28, 2005, March 15, 2005, March 30, 2005, April 4, 2005, April 15, 2005 and April 22, 2005.
      MetLife, Inc. incorporates by reference the documents listed above and any future filings made with the SEC in accordance with Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until MetLife, Inc., MetLife Capital Trust II and MetLife Capital Trust III file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.
      MetLife, Inc. will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference into this prospectus, other than exhibits to those documents, unless those exhibits are specifically incorporated by reference into those documents. Requests should be directed to Investor Relations, MetLife, Inc., 1 MetLife Plaza, Long Island City, New York 11101 by electronic mail (metir@metlife.com) or by telephone (212-578-2211). You may also obtain some of the documents incorporated by reference into this document at MetLife’s website, www.metlife.com. You should be aware that all other information contained on MetLife’s website is not a part of this document.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus and the accompanying prospectus supplement may contain or incorporate by reference information that includes or is based upon forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective services or products, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.
      Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining MetLife’s actual future results. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance, and there are no guarantees about the performance of any securities offered by this prospectus. Actual results could differ materially from those expressed or implied in the forward-looking statements. Among factors that could cause actual results to differ materially are:

•	changes in general economic conditions, including the performance of financial markets and interest rates;

•	heightened competition, including with respect to pricing, entry of new competitors and the development of new products by new and existing competitors;

•	unanticipated changes in industry trends;

•	MetLife, Inc.’s primary reliance, as a holding company, on dividends from its subsidiaries to meet debt payment obligations and the existence of regulatory restrictions on the ability of its subsidiaries to pay such dividends;

•	deterioration in the experience of the “closed block” established in connection with the reorganization of Metropolitan Life Insurance Company;

•	catastrophe losses;

•	adverse results from litigation, arbitration or regulatory investigations;

•	regulatory, accounting or tax changes that may affect the cost of, or demand for, our products or services;

•	downgrades in our and our affiliates’ claims paying ability, financial strength or credit ratings;

•	changes in rating agency policies or practices;

•	discrepancies between actual claims experience and assumptions used in setting prices for our products and establishing the liabilities for our obligations for future policy benefits and claims;

•	discrepancies between actual experience and assumptions used in establishing liabilities related to other contingencies or obligations;

•	the effects of business disruption or economic contraction due to terrorism or other hostilities;

•	our ability to identify and consummate on successful terms any pending or future acquisitions, including our announced agreement to acquire Travelers Insurance Company, certain affiliated companies and substantially all of the international insurance business of Citigroup Inc., and to successfully integrate acquired businesses with minimal disruption;

•	other risks and uncertainties described from time to time in MetLife, Inc.’s or the trusts’ filings with the SEC;

•	the risk factors or uncertainties set forth herein or listed from time to time in prospectus supplements or any document incorporated by reference herein; and

•	other risks and uncertainties that have not been identified at this time.
Neither MetLife, Inc. nor the trusts undertake any obligation to publicly correct or update any forward-looking statement if any of MetLife, Inc. or the trusts later become aware that it is not likely to be achieved. You are advised, however, to consult any further disclosures MetLife, Inc. or the trusts make on related subjects in reports to the SEC.
METLIFE, INC.
      We are a leading provider of insurance and other financial services to a broad spectrum of individual and institutional customers. We offer life insurance, annuities, automobile and homeowners insurance and mutual funds to individuals, as well as group insurance, reinsurance, and retirement and savings products and services to corporations and other institutions. We serve individuals in approximately 13 million households in the United States and provide benefits to 37 million employees and family members through their plan sponsors.
      We distribute our products and services nationwide through multiple channels, with the primary distribution systems being our core career agency system, our general agency distribution systems, our regional sales forces, our dedicated sales forces, financial intermediaries, independent agents and product specialists. We operate in the international markets that we serve through subsidiaries and joint ventures. Our international segment focuses on the Asia/ Pacific region and Latin America and currently has insurance operations in 11 countries serving approximately 9 million customers.
      MetLife, Inc. is incorporated under the laws of the State of Delaware. MetLife, Inc.’s principal executive offices are located at 200 Park Avenue, New York, New York 10166-0188, and its telephone number is 212-578-2211.
THE TRUSTS
      MetLife Capital Trust II and MetLife Capital Trust III are statutory trusts formed on May 17, 2001 under Delaware law pursuant to declarations of trust between the trustees named therein and MetLife, Inc. and the filing of certificates of trust with the Secretary of State of the State of Delaware. MetLife, Inc., as sponsor of the trusts, and the trustees named in the declarations of trust will amend and restate the declarations of trust in their entirety substantially in the forms which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, as of or prior to the date the trusts issue any trust preferred securities. The declarations of trust will be qualified as indentures under the Trust Indenture Act of 1939.
      The trusts exist for the exclusive purposes of:

•	issuing preferred securities offered by this prospectus and common securities to MetLife, Inc.;

•	investing the gross proceeds of the preferred securities and common securities in related series of debt securities, which may be senior or subordinated, issued by MetLife, Inc.; and

•	engaging in only those other activities which are necessary, appropriate, convenient or incidental to the purposes set forth above.
      The payment of periodic cash distributions on the trust preferred securities and payments on liquidation and redemption with respect to the trust preferred securities, in each case to the extent the trusts have funds legally and immediately available, will be guaranteed by MetLife, Inc. to the extent set forth under “Description of Guarantees.”
      MetLife, Inc. will own, directly or indirectly, all of the common securities of the trusts. The common securities will represent an aggregate liquidation amount equal to at least 3% of each trust’s total capitalization. The preferred securities of each trust will represent the remaining 97% of each trust’s total capitalization. The common securities will have terms substantially identical to, and will rank equal in priority of payment with, the preferred securities. However, if MetLife, Inc. defaults on the related series of debt securities, then cash distributions and liquidation, redemption and other amounts payable on the common securities will be subordinate to the trust preferred securities in priority of payment.
      The trusts each have a term of approximately 55 years, but may dissolve earlier as provided in their respective declarations of trust. The trusts’ business and affairs will be conducted by the trustees appointed by MetLife, Inc., as the direct or indirect holder of all of the common securities. The holder of the common securities of each trust will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the trustees of the trust. However, the number of trustees shall be at least two, at least one of which shall be an administrative trustee. The duties and obligations of the trustees will be governed by the declaration of trust for each trust. A majority of the trustees of each trust will be persons who are employees or officers of or affiliated with MetLife, Inc. One trustee of each trust will be a financial institution which will be unaffiliated with MetLife, Inc. and which will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act of 1939, pursuant to the terms set forth in a prospectus supplement. In addition, unless the property trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one trustee of each trust will have its principal place of business or reside in the State of Delaware.
      The property trustee will hold title to the debt securities for the benefit of the holders of the trust securities and the property trustee will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debt securities. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the debt securities for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from this property account.
      The rights of the holders of the trust preferred securities, including economic rights, rights to information and voting rights, are provided in the declarations of trust of MetLife Capital Trust II and MetLife Capital Trust III, including any amendments thereto, the trust preferred securities, the Delaware Statutory Trust Act and the Trust Indenture Act.
      MetLife, Inc. will pay all fees and expenses related to the trusts and the offering of trust preferred securities. The principal offices of each trust is: c/o Chase Bank USA, National Association, 500 Stanton Christiana Road, 3rd Floor/ OPS4, Newark, Delaware 19713, Attention: Institutional Trust Services. The telephone number of each trust is: 302-552-6279.

      For financial reporting purposes,

•	the trusts will not be treated as MetLife, Inc.’s subsidiaries; and

•	the accounts of the trusts will not be included in MetLife, Inc.’s consolidated financial statements.
      In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities, and, in December 2003, issued Revised Interpretation No. 46 (“FIN 46R”), Consolidation of Variable Interest Entities, which amended FIN 46. Prior to the issuance of FIN 46 and FIN 46R, issuer trusts that issued capital securities were generally consolidated by their parent companies. Under FIN 46 and FIN 46R, MetLife’s issuer trusts will no longer be consolidated. MetLife, Inc. is a bank holding company, subject to the rules and regulations of the Board of Governors of the Federal Reserve System regarding capital treatment of trust preferred securities. On March 1, 2005, the Federal Reserve Board adopted a final rule that allows the continued inclusion of trust preferred securities in the Tier 1 capital of bank holding companies.
      Please read the prospectus supplement relating to the trust preferred securities for further information concerning the trusts and the trust preferred securities.
USE OF PROCEEDS
      We may use the proceeds of securities sold under this registration statement for, among other things, general corporate purposes and to finance a portion of the purchase price of MetLife’s proposed acquisition of the life insurance and annuity operations commonly known as Travelers Life & Annuity and certain international insurance businesses from Citigroup Inc. The prospectus supplement for each offering of securities will specify the intended use of the proceeds of that offering. The trusts will use all of the proceeds they receive from the sale of trust preferred securities to purchase debt securities issued by MetLife, Inc.
RATIO OF EARNINGS TO FIXED CHARGES
      The following table sets forth our ratio of earnings to fixed charges.

	Year Ended December 31,

	2004	2003	2002	2001	2000

Ratio of Earnings to Fixed Charges(1)	2.09	1.78	1.53	1.14	1.32

(1)	For purposes of this computation, earnings are defined as income from continuing operations before provision for income taxes excluding undistributed income and losses from equity method investments, minority interest and fixed charges. Fixed charges are the sum of interest and debt issue costs, interest credited to policyholder account balances, interest on bank deposits and an estimated interest component of rent expense. As of the date of this prospectus, there is no preferred stock outstanding and accordingly, the ratio of earnings to fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.
DESCRIPTION OF SECURITIES
      This prospectus contains summary descriptions of the debt securities, preferred stock, depositary shares, common stock, warrants, purchase contracts and units that MetLife, Inc. may sell from time to time, and the trust preferred securities guaranteed by MetLife, Inc. that MetLife Capital Trust II and MetLife Capital Trust III may sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms of the securities being offered.

DESCRIPTION OF DEBT SECURITIES
      As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that MetLife, Inc. may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Unless the applicable prospectus supplement states otherwise, senior debt securities will be issued under the Senior Indenture dated as of November 9, 2001 between us and Bank One Trust Company, N.A. (predecessor to J.P. Morgan Trust Company, National Association) (the “Senior Indenture”) and subordinated debt securities will be issued under a “Subordinated Indenture” to be entered into with J.P. Morgan Trust Company, National Association. This prospectus sometimes refers to the Senior Indenture and the Subordinated Indenture collectively as the “Indentures”.
      The Senior Indenture and form of Subordinated Indenture are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the Indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures and the debt securities, including the definitions therein of certain terms.

General
      The debt securities will be direct unsecured obligations of MetLife, Inc. The senior debt securities will rank equally with all of MetLife, Inc.’s other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to all of MetLife, Inc.’s present and future senior indebtedness.
      Because MetLife, Inc. is principally a holding company, its right to participate in any distribution of assets of any subsidiary, including Metropolitan Life Insurance Company, upon the subsidiary’s liquidation or reorganization or otherwise, is subject to the prior claims of creditors of the subsidiary, except to the extent MetLife, Inc. may be recognized as a creditor of that subsidiary. Accordingly, MetLife, Inc.’s obligations under the debt securities will be effectively subordinated to all existing and future indebtedness and liabilities of its subsidiaries, including liabilities under contracts of insurance and annuities written by MetLife, Inc.’s insurance subsidiaries, and holders of debt securities should look only to MetLife, Inc.’s assets for payment thereunder.
      The Indentures do not limit the aggregate principal amount of debt securities that MetLife, Inc. may issue and provide that MetLife, Inc. may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. MetLife, Inc. may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable Indenture. The Indentures also do not limit our ability to incur other debt.
      Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

•	the title of debt securities and whether they are subordinated debt securities or senior debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which MetLife, Inc. will sell the debt securities;

•	the maturity date or dates of the debt securities;

•	the rate or rates of interest, if any, which may be fixed or variable, per annum at which the debt securities will bear interest, or the method of determining such rate or rates, if any;

•	the date or dates from which any interest will accrue, the dates on which interest will be payable, or the method by which such date or dates will be determined;

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period, including the maximum consecutive period during which interest payment periods may be extended;

•	whether the amount of payments of principal of (and premium, if any) or interest on the debt securities may be determined with reference to any index, formula or other method, such as one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of such payments;

•	the dates on which MetLife, Inc. will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

•	the place or places where the principal of (and premium, if any) and interest on the debt securities will be payable;

•	if MetLife, Inc. possesses the option to do so, the periods within which and the prices at which MetLife, Inc. may redeem the debt securities, in whole or in part, pursuant to optional redemption provisions, and the other terms and conditions of any such provisions;

•	MetLife, Inc.’s obligation, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which and the price or prices at which MetLife, Inc. will redeem, repay or purchase the debt securities, in whole or in part, pursuant to such obligation, and the other terms and conditions of such obligation;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples of $1,000;

•	the portion, or methods of determining the portion, of the principal amount of the debt securities which MetLife, Inc. must pay upon the acceleration of the maturity of the debt securities in connection with an Event of Default (as described below), if other than the full principal amount;

•	the currency, currencies or currency unit in which MetLife, Inc. will pay the principal of (and premium, if any) or interest, if any, on the debt securities, if not United States dollars and the manner of determining the equivalent thereof in United States dollars;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

•	any deletions from, modifications of or additions to the Events of Default or MetLife, Inc.’s covenants with respect to the applicable series of debt securities, and whether or not such Events of Default or covenants are consistent with those contained in the applicable Indenture;

•	the application, if any, of the terms of the Indenture relating to defeasance and covenant defeasance (which terms are described below) to the debt securities;

•	whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities;

•	the terms, if any, upon which the holders may or are required to convert or exchange such debt securities into or for MetLife, Inc.’s common stock or other securities or property or into Securities of a third party, including conversion price (which may be adjusted), the method of calculating the conversion price, or the conversion period;

•	whether any of the debt securities will be issued in global or certificated form and, if so, the terms and conditions upon which global debt securities may be exchanged for certificated debt securities;

•	any change in the right of the trustee or the requisite holders of debt securities to declare the principal amount thereof due and payable because of an Event of Default;

•	the depositary for global or certificated debt securities;

•	if applicable, a discussion of the U.S. federal income tax considerations applicable to specific debt securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars or other agents with respect to the debt securities;

•	any other terms of the debt securities not inconsistent with the provisions of the Indentures, as amended or supplemented.
      Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.
      Unless otherwise specified in the applicable prospectus supplement, the debt securities will be issued in fully registered form without coupons.
      Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

Subordination
      The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to all of MetLife, Inc.’s Senior Indebtedness (as described below).
      Under the Subordinated Indenture, “Senior Indebtedness” means all amounts due on obligations in connection with any of the following, whether outstanding at the date of execution of the Subordinated Indenture or thereafter incurred or created:

•	the principal of (and premium, if any) and interest in respect of indebtedness of MetLife, Inc. for borrowed money and indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by MetLife, Inc.;

•	all capital lease obligations of MetLife, Inc.;

•	all obligations of MetLife, Inc. issued or assumed as the deferred purchase price of property, all conditional sale obligations of MetLife, Inc. and all obligations of MetLife, Inc. under any title retention agreement (but excluding trade accounts payable in the ordinary course of business);

•	all obligations of MetLife, Inc. for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all obligations of MetLife, Inc. in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the types referred to above of other persons for the payment of which MetLife, Inc. is responsible or liable as obligor, guarantor or otherwise; and

•	all obligations of the types referred to above of other persons secured by any lien on any property or asset of MetLife, Inc. whether or not such obligation is assumed by MetLife, Inc.
      Senior Indebtedness does not include:

•	indebtedness or monetary obligations to trade creditors created or assumed by MetLife, Inc. in the ordinary course of business in connection with the obtaining of materials or services;

•	indebtedness that is, by its terms, subordinated to, or ranks equal with, the subordinated debt securities; and

•	any indebtedness of MetLife, Inc. to its affiliates (including all debt securities and guarantees in respect of those debt securities issued to any trust, partnership or other entity affiliated with MetLife, Inc. that is a financing vehicle of MetLife, Inc. in connection with the issuance by such financing entity of preferred securities or other securities guaranteed by MetLife, Inc.) unless otherwise expressly provided in the terms of any such indebtedness.
      At December 31, 2004, Senior Indebtedness aggregated approximately $5.7 billion. The amount of Senior Indebtedness which MetLife, Inc. may issue is subject to limitations imposed by its board of directors.
      Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.
      Unless otherwise noted in the accompanying prospectus supplement, if MetLife, Inc. defaults in the payment of any principal of (or premium, if any) or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, MetLife, Inc. will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other requisition of any of the subordinated debt securities.
      In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration will first be entitled to receive payment in full of all amounts due on the senior debt securities before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.
      If any of the following events occurs, MetLife, Inc. will pay in full all Senior Indebtedness before it makes any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

•	any dissolution or winding-up or liquidation or reorganization of MetLife, Inc., whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

•	any general assignment by MetLife, Inc. for the benefit of creditors; or

•	any other marshaling of MetLife, Inc.’s assets or liabilities.
      In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full.
      The Subordinated Indenture does not limit the issuance of additional Senior Indebtedness.
      If debt securities are issued to a trust in connection with the issuance of trust preferred securities, such debt securities may thereafter be distributed pro rata to the holders of such trust securities in connection with the dissolution of such trust upon the occurrence of certain events described in the applicable prospectus supplement.

Restrictive Covenants
      Unless an accompanying prospectus supplement states otherwise, the following restrictive covenants shall apply to each series of senior debt securities:
      Limitation on Liens. So long as any senior debt securities are outstanding, neither MetLife, Inc. nor any of its subsidiaries will create, assume, incur or guarantee any debt which is secured by any mortgage, pledge, lien, security interest or other encumbrance on any capital stock of:

•	Metropolitan Life Insurance Company;

•	any successor to substantially all of the business of Metropolitan Life Insurance Company which is also a subsidiary of MetLife, Inc.; or

•	any corporation (other than MetLife, Inc.) having direct or indirect control of Metropolitan Life Insurance Company or any such successor.
However, this restriction will not apply if the debt securities then outstanding are secured at least equally and ratably with the otherwise prohibited secured debt so long as it is outstanding.
      Limitations on Dispositions of Stock of Certain Subsidiaries. So long as any senior debt securities are outstanding and subject to the provisions of the Senior Indenture regarding mergers, consolidations and sales of assets, neither MetLife, Inc. nor any of its subsidiaries will sell or otherwise dispose of any shares of capital stock (other than preferred stock having no voting rights of any kind) of:

•	Metropolitan Life Insurance Company;

•	any successor to substantially all of the business of Metropolitan Life Insurance Company which is also a subsidiary of MetLife, Inc.; or

•	any corporation (other than MetLife, Inc.) having direct or indirect control of Metropolitan Life Insurance Company or any such successor;
      except for, in each case:

•	a sale or other disposition of any of such stock to a wholly-owned subsidiary of MetLife, Inc. or of such subsidiary; or

•	a sale or other disposition of all of such stock for at least fair value (as determined by MetLife, Inc.’s board of directors acting in good faith); or a sale or other disposition required to comply with an order of a court or regulatory authority of competent jurisdiction, other than an order issued at MetLife, Inc.’s request or the request of any of MetLife, Inc.’s subsidiaries.

Consolidation, Merger, Sale of Assets and Other Transactions
      (i) MetLife, Inc. may not merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of its properties and assets to, any other corporation other than a direct or indirect wholly-owned subsidiary of MetLife, Inc., and (ii) no corporation may merge with or into or consolidate with MetLife, Inc. or, except for any direct or indirect wholly-owned subsidiary of MetLife, Inc., sell, assign, transfer, lease or convey all or substantially all of its properties and assets to MetLife, Inc., unless:

•	MetLife, Inc. is the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than MetLife, Inc., has expressly assumed by supplemental indenture all the obligations of MetLife, Inc. under the debt securities, the Indentures, and any guarantees of preferred securities or common securities issued by the trusts;

•	immediately after giving effect to such transaction, no default or Event of Default has occurred and is continuing;

•	if at the time any preferred securities of the trusts are outstanding, such transaction is not prohibited under the applicable declaration of trust and the applicable preferred securities guarantee of each trust; and

•	MetLife, Inc. delivers to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture complies with the applicable Indenture.

Events of Default, Notice and Waiver
      Unless an accompanying prospectus supplement states otherwise, the following shall constitute “Events of Default” under the Indentures with respect to each series of debt securities:

•	MetLife, Inc.’s failure to pay any interest on any debt security of such series when due and payable, continued for 30 days;

•	MetLife, Inc.’s failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;

•	MetLife, Inc.’s failure to observe or perform any other of its covenants or agreements with respect to such series for 90 days after MetLife, Inc. receives notice of such failure;

•	certain defaults with respect to MetLife, Inc.’s debt which result in a principal amount in excess of $100,000,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable (other than the debt securities or non-recourse debt);

•	certain events of bankruptcy, insolvency or reorganization of MetLife, Inc.; and

•	certain events of dissolution or winding-up of the trusts in the event that debt securities are issued to the trusts or a trustee of the trusts in connection with the issuance of securities by the trusts.
      If an Event of Default with respect to any debt securities of any series outstanding under either of the Indentures shall occur and be continuing, the trustee under such Indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable Indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.
      Any past default under either Indenture with respect to debt securities of any series, and any Event of Default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such Indenture, except in the case of (i) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (ii) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.
      The trustee is required, within 90 days after the occurrence of a default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such default; provided, however, that, except in the case of a default in the payment of the principal of (and premium, if any) or interest, or in the payment of any sinking fund installment, on any debt securities of such series, the trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the debt securities of such series.
      The trustee, subject to its duties during default to act with the required standard of care, may require indemnification by the holders of the debt securities of any series with respect to which a default has occurred before proceeding to exercise any right or power under the Indentures at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in aggregate principal amount of the outstanding debt securities of any series under either Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series.
      No holder of a debt security of any series may institute any action against MetLife, Inc. under either of the Indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless (i) the holder has given to the trustee written notice of an Event of Default and of the continuance thereof with respect to the debt securities of such series specifying an Event of Default, as required under the applicable Indenture, (ii) the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such Indenture shall have requested the trustee to institute such action and offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, and (iii) the trustee shall not have instituted such action within 60 days of such request.
      MetLife, Inc. is required to furnish annually to the trustee statements as to MetLife, Inc.’s compliance with all conditions and covenants under each Indenture.

Discharge, Defeasance and Covenant Defeasance
      If indicated in the applicable prospectus supplement, MetLife, Inc. may discharge or defease its obligations under each Indenture as set forth below.
      MetLife, Inc. may discharge certain obligations to holders of any series of debt securities issued under either the Senior Indenture or the Subordinated Indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee cash or, in the case of debt securities payable only in U.S. dollars, U.S. government obligations (as defined in either Indenture), as trust funds in an amount certified to be sufficient to pay when due, whether at maturity, upon redemption or otherwise, the principal of (and premium, if any) and interest on such debt securities.
      If indicated in the applicable prospectus supplement, MetLife, Inc. may elect either (i) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series (except as otherwise provided in the relevant Indenture) (“defeasance”) or (ii) to be released from its obligations with respect to certain covenants applicable to the debt securities of or within any series (“covenant defeasance”), upon the deposit with the relevant Indenture trustee, in trust for such purpose, of money and/or government obligations which, through the payment of principal and interest in accordance with their terms, will provide money in an amount sufficient, without reinvestment, to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, MetLife, Inc. must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant Indenture. In addition, in the case of either defeasance or covenant defeasance, MetLife, Inc. shall have delivered to the trustee (i) an officers’ certificate to the effect that the relevant debt securities exchange(s) have informed it that neither such debt securities nor any other debt securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit, and (ii) an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.
      MetLife, Inc. may exercise its defeasance option with respect to such debt securities notwithstanding its prior exercise of its covenant defeasance option.

Modification and Waiver
      Under the Indentures, MetLife, Inc. and the applicable trustee may supplement the Indentures for certain purposes which would not materially adversely affect the interests or rights of the holders of debt securities of a series without the consent of those holders. MetLife, Inc. and the applicable trustee may also modify the Indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the Indenture. However, the Indentures require the consent of each holder of debt securities that would be affected by any modification which would:

•	extend the fixed maturity of any debt securities of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

•	reduce the amount of principal of an original issue discount debt security or any other debt security payable upon acceleration of the maturity thereof;

•	change the currency in which any debt security or any premium or interest is payable;

•	impair the right to enforce any payment on or with respect to any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, any debt security (if applicable);

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults;

•	reduce the requirements contained in the Indentures for quorum or voting; or

•	modify any of the above provisions.
      If debt securities are held by a trust or a trustee of a trust, a supplemental indenture that affects the interests or rights of the holders of debt securities will not be effective until the holders of not less than a majority in liquidation preference of the preferred securities and common securities of the applicable trust, collectively, have consented to the supplemental indenture; provided, further, that if the consent of the holder of each outstanding debt security is required, the supplemental indenture will not be effective until each holder of the preferred securities and the common securities of the applicable trust has consented to the supplemental indenture.
      The Indentures permit the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series issued under the Indenture which is affected by the modification or amendment to waive MetLife, Inc.’s compliance with certain covenants contained in the Indentures.

Payment and Paying Agents
      Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.
      Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as

MetLife, Inc. may designate for such purpose from time to time. Notwithstanding the foregoing, at MetLife, Inc.’s option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.
      Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by MetLife, Inc. and located in the Borough of Manhattan, The City of New York, will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by MetLife, Inc. for the debt securities of a particular series will be named in the applicable prospectus supplement. MetLife, Inc. may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that MetLife, Inc. will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.
      All moneys paid by MetLife, Inc. to a paying agent for the payment of the principal, interest or premium on any debt security which remain unclaimed at the end of two years after such principal, interest or premium has become due and payable will be repaid to MetLife, Inc. upon request, and the holder of such debt security thereafter may look only to MetLife, Inc. for payment thereof.

Denominations, Registrations and Transfer
      Unless an accompanying prospectus supplement states otherwise, debt securities will be represented by one or more global certificates registered in the name of a nominee for The Depository Trust Company (“DTC”). In such case, each holder’s beneficial interest in the global securities will be shown on the records of DTC and transfers of beneficial interests will only be effected through DTC’s records.
      A holder of debt securities may only exchange a beneficial interest in a global security for certificated securities registered in the holder’s name if:

•	DTC notifies MetLife, Inc. that it is unwilling or unable to continue serving as the depositary for the relevant global securities or DTC ceases to maintain certain qualifications under the Securities Exchange Act of 1934 and no successor depositary has been appointed for 90 days; or

•	MetLife, Inc. determines, in its sole discretion and subject to the procedures of DTC, that the global security shall be exchangeable.
      If debt securities are issued in certificated form, they will only be issued in the minimum denomination specified in the accompanying prospectus supplement and integral multiples of such denomination. Transfers and exchanges of such debt securities will only be permitted in such minimum denomination. Transfers of debt securities in certificated form may be registered at the trustee’s corporate office or at the offices of any paying agent or trustee appointed by MetLife, Inc. under the Indentures. Exchanges of debt securities for an equal aggregate principal amount of debt securities in different denominations may also be made at such locations.

Governing Law
      The Indentures and debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.

Relationship with the Trustees
      The trustee under the Indentures is J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.). MetLife, Inc. and its subsidiaries maintain ordinary banking and trust relationships with a number of banks and trust companies, including the trustee under the Indentures.

Conversion or Exchange Rights
      The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for securities described in this prospectus. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at MetLife, Inc.’s option.

These provisions may allow or require the number of shares of MetLife, Inc.’s common stock or other securities to be received by the holders of such series of debt securities to be adjusted.
DESCRIPTION OF CAPITAL STOCK
      MetLife, Inc.’s authorized capital stock consists of:

•	200,000,000 shares of preferred stock, par value $0.01 per share, of which no shares were issued or outstanding as of the date of this prospectus;

•	10,000,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share, of which no shares were issued or outstanding as of the date of this prospectus; and

•	3,000,000,000 shares of common stock, par value $0.01 per share, of which 732,487,999 shares, as well as the same number of rights to purchase shares of Series A Junior Participating Preferred Stock pursuant to the stockholder rights plan adopted by MetLife, Inc.’s board of directors on September 29, 1999, were outstanding as of December 31, 2004. See “— Stockholder Rights Plan” for a description of the Series A Junior Participating Preferred Stock. The remaining shares of authorized and unissued common stock will be available for future issuance without additional stockholder approval.

Common Stock
      Dividends. The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends as determined by the board of directors. The issuance of dividends will depend upon, among other factors deemed relevant by MetLife, Inc.’s board of directors, MetLife’s financial condition, results of operations, cash requirements, future prospects and regulatory restrictions on the payment of dividends by Metropolitan Life Insurance Company and MetLife, Inc.’s other subsidiaries. There is no requirement or assurance that MetLife, Inc. will declare and pay any dividends. In addition, the indenture, as supplemented by a supplemental indenture, governing the terms of MetLife, Inc.’s 3.911% Debentures due May 15, 2005, prohibits the payment of dividends on common stock of MetLife, Inc. during a deferral of interest payments on such securities or an event of default under the indenture, as supplemented, or the related guarantee.
      Voting Rights. The holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights.
      Liquidation and Dissolution. In the event of MetLife, Inc.’s liquidation, dissolution or winding-up, the holders of common stock are entitled to share equally and ratably in MetLife, Inc.’s assets, if any, remaining after the payment of all of MetLife, Inc.’s liabilities and the liquidation preference of any outstanding class or series of preferred stock.
      Other Rights. The holders of common stock have no preemptive, conversion, redemption or sinking fund rights. The holders of shares of MetLife, Inc.’s common stock are not required to make additional capital contributions.
      Transfer Agent and Registrar. The transfer agent and registrar for MetLife, Inc.’s common stock is Mellon Investor Services, successor to ChaseMellon Shareholder Services, L.L.C.

Preferred Stock
      General. MetLife, Inc.’s board of directors has the authority to issue preferred stock in one or more series and to fix the title and number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights including offering price, any dividend rights (including whether dividends will be cumulative or non-cumulative), dividend rate, voting rights, terms of any redemption, any redemption price or prices, conversion or exchange rights and any liquidation preferences of the shares constituting any series, without any further vote or action by stockholders. The specific terms of the preferred stock will be described in the prospectus supplement.

      MetLife, Inc. has authorized 10,000,000 shares of Series A Junior Participating Preferred Stock for issuance in connection with its stockholder rights plan. See “— Stockholder Rights Plan” for a description of the Series A Junior Participating Preferred Stock.
      Voting Rights. The Delaware General Corporation Law provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock. The prospectus supplement will describe the voting rights, if any, of the preferred stock.
      Conversion or Exchange. The prospectus supplement will describe the terms, if any, on which the preferred stock may be convertible into or exchangeable for securities described in this prospectus. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at MetLife, Inc.’s option. These provisions may set forth the conversion price, the method of determining the conversion price and the conversion period and may allow or require the number of shares of MetLife, Inc.’s common stock or other securities to be received by the holders of preferred stock to be adjusted.
      Redemption. The prospectus supplement will describe the obligation, if any, to redeem the preferred stock in whole or in part at the times and at the redemption prices set forth in the applicable prospectus supplement.
      Unless otherwise indicated in the applicable prospectus supplement, MetLife, Inc. may not purchase or redeem any of the outstanding shares or any series of preferred stock unless full cumulative dividends, if any, have been paid or declared and set apart for payment upon all outstanding shares of any series of preferred stock for all past dividend periods, and unless all of MetLife, Inc.’s matured obligations with respect to all sinking funds, retirement funds or purchase funds for all series of preferred stock then outstanding have been met.

Certain Provisions in MetLife, Inc.’s Certificate of Incorporation and By-Laws and in Delaware and New York Law
      A number of provisions of MetLife, Inc.’s certificate of incorporation and by-laws deal with matters of corporate governance and rights of stockholders. The following discussion is a general summary of selected provisions of MetLife, Inc.’s certificate of incorporation and by-laws and regulatory provisions that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by MetLife, Inc.’s board of directors but which individual stockholders may deem to be in their best interests or in which stockholders may receive a substantial premium for their shares over then current market prices. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of the incumbent board of directors or management more difficult. Some provisions of the Delaware General Corporation Law and the New York Insurance Law may also have an anti-takeover effect. The following description of selected provisions of MetLife, Inc.’s certificate of incorporation and by-laws and selected provisions of the Delaware General Corporation Law and the New York Insurance Law is necessarily general and reference should be made in each case to MetLife, Inc.’s certificate of incorporation and by-laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and to the provisions of those laws.

Classified Board of Directors and Removal of Directors
      Pursuant to MetLife, Inc.’s certificate of incorporation, the directors are divided into three classes, as nearly equal in number as possible, with each class having a term of three years. The classes serve staggered terms, such that the term of one class of directors expires each year. Any effort to obtain control of MetLife, Inc.’s board of directors by causing the election of a majority of the board may require more time than would be required without a staggered election structure. MetLife, Inc.’s certificate of incorporation also provides that, subject to the rights of the holders of any class of preferred stock, directors may be removed only for cause at a meeting of stockholders by a vote of a majority of the shares then entitled to vote. This provision may have the effect of slowing or impeding a change in membership of MetLife, Inc.’s board of directors that would effect a change of control.

Exercise of Duties by Board of Directors
      MetLife, Inc.’s certificate of incorporation provides that while the MetLife Policyholder Trust (as described below) is in existence, each MetLife, Inc. director is required, in exercising his or her duties as a director, to take the interests of the trust beneficiaries into account as if they were holders of the shares of common stock held in the trust, except to the extent that any such director determines, based on advice of counsel, that to do so would violate his or her duties as a director under Delaware law.

Restriction on Maximum Number of Directors and Filling of Vacancies on MetLife, Inc.’s Board of Directors
      Pursuant to MetLife, Inc.’s by-laws and subject to the rights of the holders of any class of preferred stock, the number of directors may be fixed and increased or decreased from time to time by resolution of the board of directors, but the board of directors will at no time consist of fewer than three directors. Subject to the rights of the holders of any class of preferred stock, stockholders can only remove a director for cause by a vote of a majority of the shares entitled to vote, in which case the vacancy caused by such removal may be filled at such meeting by the stockholders entitled to vote for the election of the director so removed. Any vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors or resulting from a removal for cause where the stockholders have not filled the vacancy, subject to the rights of the holders of any class of preferred stock, may be filled by a majority of the directors then in office, although less than a quorum. If the vacancy is not so filled it will be filled by the stockholders at the next annual meeting of stockholders. The stockholders are not permitted to fill vacancies between annual meetings, except where the vacancy resulted from a removal for cause. These provisions give incumbent directors significant authority that may have the effect of limiting the ability of stockholders to effect a change in management.

Advance Notice Requirements for Nomination of Directors and Presentation of New Business at Meetings of Stockholders; Action by Written Consent
      MetLife, Inc.’s by-laws provide for advance notice requirements for stockholder proposals and nominations for director. In addition, pursuant to the provisions of both the certificate of incorporation and the by-laws, action may not be taken by written consent of stockholder. Rather, any action taken by the stockholders must be effected at a duly called meeting. Moreover, the stockholders do not have the power to call a special meeting. Only the chief executive officer or the secretary pursuant to a board resolution or, under some circumstances, the president or a director who also is an officer, may call a special meeting. These provisions make it more difficult for a stockholder to place a proposal or nomination on the meeting agenda and prohibit a stockholder from taking action without a meeting, and therefore may reduce the likelihood that a stockholder will seek to take independent action to replace directors or with respect to other matters that are not supported by management for stockholder vote.

Limitations on Director Liability
      MetLife, Inc.’s certificate of incorporation contains a provision that is designed to limit the directors’ liability to the extent permitted by the Delaware General Corporation Law and any amendments to that law. Specifically, directors will not be held liable to MetLife, Inc. or its stockholders for an act or omission in their capacity as a director, except for liability as a result of:

•	a breach of the duty of loyalty to MetLife, Inc. or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payment of an improper dividend or improper repurchase of MetLife, Inc.’s stock under Section 174 of the Delaware General Corporation Law; or

•	actions or omissions pursuant to which the director received an improper personal benefit.
The principal effect of the limitation on liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of MetLife, Inc. unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. MetLife, Inc.’s certificate of incorporation also does not eliminate the directors’ duty of care. The inclusion of the limitation on liability provision in the certificate may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited MetLife, Inc. and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.
      MetLife, Inc.’s by-laws also provide that MetLife, Inc. indemnify its directors and officers to the fullest extent permitted by Delaware law. MetLife, Inc. is required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses reasonably incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s position with MetLife, Inc. or another entity, including Metropolitan Life Insurance Company, that the director or officer serves at MetLife, Inc.’s request, subject to certain conditions, and to advance funds to MetLife, Inc.’s directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must succeed in the legal proceeding or act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of MetLife, Inc. and with respect to any criminal action or proceeding, in a manner he or she reasonably believed to be lawful.

Supermajority Voting Requirement for Amendment of Certain Provisions of the Certificate of Incorporation and By-Laws
      Some of the provisions of MetLife, Inc.’s certificate of incorporation, including those that authorize the board of directors to create stockholder rights plans, that set forth the duties, election and exculpation from liability of directors and that prohibit stockholders from taking actions by written consent, may not be amended, altered, changed or repealed unless the amendment is approved by the vote of holders of 75% of the then outstanding shares entitled to vote at an election of directors. This requirement exceeds the majority vote of the outstanding stock that would otherwise be required by the Delaware General Corporation Law for the repeal or amendment of such provisions of the certificate of incorporation. MetLife, Inc.’s by-laws may be amended, altered or repealed by the board of directors or by the vote of holders of 75% of the then outstanding shares entitled to vote in the election of directors. These provisions make it more difficult for any person to remove or amend any provisions that have an anti-takeover effect.

Business Combination Statute
      In addition, as a Delaware corporation, MetLife, Inc. is subject to Section 203 of the Delaware General Corporation Law, unless it elects in its certificate of incorporation not to be governed by the provisions of Section 203. MetLife, Inc. has not made that election. Section 203 can affect the ability of an “interested stockholder” of MetLife, Inc. to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares of MetLife, Inc. for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include any person owning, directly or indirectly, 15% or more of the outstanding voting stock of a corporation. The provisions of Section 203 are not applicable in some circumstances, including those in which (1) the business combination or transaction which results in the stockholder becoming an “interested stockholder” is approved by the corporation’s board of directors prior to the time the stockholder becomes an “interested stockholder” or (2) the “interested stockholder,” upon consummation of such transaction, owns at least 85% of the voting stock of the corporation outstanding prior to such transaction.

Restrictions on Acquisitions of Securities
      The insurance laws and regulations of New York, the jurisdiction in which MetLife, Inc.’s principal insurance subsidiary, Metropolitan Life Insurance Company, is organized, may delay or impede a business combination involving MetLife, Inc. In addition to the limitations described in the immediately preceding paragraph, the New York Insurance Law prohibits any person from acquiring control of MetLife, Inc., and thus indirect control of Metropolitan Life Insurance Company, without the prior approval of the New York Superintendent of Insurance. That law presumes that control exists where any person, directly or indirectly, owns, controls, holds the power to vote or holds proxies representing 10% or more of MetLife, Inc.’s outstanding voting stock, unless the New York Superintendent, upon application, determines otherwise. Even persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of MetLife, Inc.’s common stock may be deemed to have acquired such control, if the New York Superintendent determines that such persons, directly or indirectly, exercise a controlling influence over MetLife, Inc.’s management or policies. Therefore, any person seeking to acquire a controlling interest in MetLife, Inc. would face regulatory obstacles which may delay, deter or prevent an acquisition.
      The insurance holding company law and other insurance laws of many states also regulate changes of control (generally presumed upon acquisitions of 10% or more of voting securities) of insurance holding companies such as MetLife, Inc.

Stockholder Rights Plan
      MetLife, Inc.’s board of directors has adopted a stockholder rights plan under which each outstanding share of MetLife, Inc.’s common stock issued between April 4, 2000 and the earlier of the distribution date (as described below) and the expiration of the rights (as described below) will be coupled with a stockholder right. Initially, the stockholder rights will be attached to the certificates representing outstanding shares of common stock, and no separate rights certificates will be distributed. Each right will entitle the holder to purchase one one-hundredth of a share of MetLife, Inc.’s Series A Junior Participating Preferred Stock. Each one one-hundredth of a share of Series A Junior Participating Preferred Stock will have economic and voting terms equivalent to one share of MetLife, Inc.’s common stock. Until it is exercised, the right itself will not entitle the holder thereof to any rights as a stockholder, including the right to receive dividends or to vote at stockholder meetings. The description and terms of the rights are set forth in a rights agreement entered into between MetLife, Inc. and Mellon Investor Services, successor to ChaseMellon Shareholder Services, L.L.C., as rights agent. Although the material provisions of the rights agreement have been accurately summarized, the statements below concerning the rights agreement are not necessarily complete and in each instance reference is made to the rights agreement itself, which is incorporated by reference into this prospectus in its entirety. Each statement is qualified in its entirety by such reference.
      Stockholder rights are not exercisable until the distribution date and will expire at the close of business on April 4, 2010, unless earlier redeemed or exchanged by MetLife, Inc. A distribution date would occur upon the earlier of:

•	the tenth day after the first public announcement or communication to MetLife, Inc. that a person or group of affiliated or associated persons (referred to as an “acquiring person”) has acquired beneficial ownership of 10% or more of MetLife, Inc.’s outstanding common stock (the date of such announcement or communication is referred to as the “stock acquisition time”); or

•	the tenth business day after the commencement or announcement of the intention to commence a tender offer or exchange offer that would result in a person or group becoming an acquiring person.
If any person becomes an acquiring person, each holder of a stockholder right will be entitled to exercise the right and receive, instead of Series A Junior Participating Preferred Stock, common stock (or, in certain circumstances, cash, a reduction in purchase price, property or other securities of MetLife, Inc.) having a value equal to two times the purchase price of the stockholder right. All stockholder rights that are beneficially owned by an acquiring person or its transferee will become null and void.
      If at any time after a public announcement has been made or MetLife, Inc. has received notice that a person has become an acquiring person, (1) MetLife, Inc. is acquired in a merger or other business combination, or (2) 50% or more of MetLife, Inc.’s and its subsidiaries’ assets, cash flow or earning power is sold or transferred, each holder of a stockholder right (except rights which previously have been voided as set forth above) will have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the purchase price of the right.
      The purchase price payable, the number of one one-hundredths of a share of Series A Junior Participating Preferred Stock or other securities or property issuable upon exercise of rights and the number of rights outstanding, are subject to adjustment from time to time to prevent dilution. With certain exceptions, no adjustment in the purchase price or the number of shares of Series A Junior Participating Preferred Stock issuable upon exercise of a stockholder right will be required until the cumulative adjustment would require an increase or decrease of at least one percent in the purchase price or number of shares for which a right is exercisable.
      At any time until the earlier of (1) the stock acquisition time, or (2) the final expiration date of the rights agreement, MetLife, Inc. may redeem all the stockholder rights at a price of $0.01 per right. At any time after a person has become an acquiring person and prior to the acquisition of beneficial ownership by such person of 50% or more of the outstanding shares of MetLife, Inc.’s common stock, MetLife, Inc. may exchange the stockholder rights, in whole or in part, at an exchange ratio of one share of common stock, or one one-hundredth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of preferred stock having equivalent rights, preferences and privileges), per right.
      The stockholder rights plan is designed to protect stockholders in the event of unsolicited offers to acquire MetLife, Inc. and other coercive takeover tactics which, in the opinion of its board of directors, could impair its ability to represent stockholder interests. The provisions of the stockholder rights plan may render an unsolicited takeover more difficult or less likely to occur or may prevent such a takeover, even though such takeover may offer MetLife, Inc.’s stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of MetLife, Inc.’s stockholders.

MetLife Policyholder Trust
      Under a plan of reorganization adopted in September 1999, Metropolitan Life Insurance Company converted from a mutual life insurance company to a stock life insurance company subsidiary of MetLife, Inc. MetLife established the MetLife Policyholder Trust to hold the shares of common stock allocated to eligible policyholders. A total of 494,466,664 shares of common stock were distributed to the MetLife Policyholder Trust on the effective date of the plan of reorganization. As of December 31, 2004, the trust held 321,314,794 shares of MetLife, Inc.’s common stock. Because of the number of shares held by the trust and the voting provisions of the trust, the trust may affect the outcome of matters brought to a stockholder vote.
      The trustee will generally vote all of the shares of common stock held in the trust in accordance with the recommendations given by MetLife, Inc.’s board of directors to its stockholders or, if the board gives no such recommendation, as directed by the board, except on votes regarding certain fundamental corporate actions. As a result of the voting provisions of the trust, MetLife, Inc.’s board of directors will effectively be able to control votes on all matters submitted to a vote of stockholders, excluding those fundamental corporate actions described below, so long as the trust holds a substantial number of shares of MetLife, Inc.’s common stock.
      If the vote relates to fundamental corporate actions specified in the trust, the trustee will solicit instructions from the beneficiaries and vote all shares held in the trust in proportion to the instructions it receives, which would give disproportionate weight to the instructions actually given by trust beneficiaries. These actions include:

•	an election or removal of directors in which a stockholder has properly nominated one or more candidates in opposition to a nominee or nominees of MetLife, Inc.’s board of directors or a vote on a stockholder’s proposal to oppose a board nominee for director, remove a director for cause or fill a vacancy caused by the removal of a director by stockholders, subject to certain conditions;

•	a merger or consolidation, a sale, lease or exchange of all or substantially all of the assets, or a recapitalization or dissolution of MetLife, Inc., in each case requiring a vote of MetLife, Inc.’s stockholders under applicable Delaware law;

•	any transaction that would result in an exchange or conversion of shares of common stock held by the trust for cash, securities or other property; and

•	any proposal requiring MetLife, Inc.’s board of directors to amend or redeem the rights under the stockholder rights plan, other than a proposal with respect to which MetLife, Inc. has received advice of nationally-recognized legal counsel to the effect that the proposal is not a proper subject for stockholder action under Delaware law.
DESCRIPTION OF DEPOSITARY SHARES
      The following outlines some of the general terms and provisions of the depositary shares. Further terms of the depositary shares and the applicable deposit agreement will be stated in the applicable prospectus supplement. The following description and any description of the depositary shares in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the deposit agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      The particular terms of the depositary shares offered by any prospectus supplement and the extent to which the general provisions described below may apply to such depositary shares will be outlined in the applicable prospectus supplement.

General
      MetLife, Inc. may choose to offer fractional interests in debt securities or fractional shares of common stock or preferred stock. MetLife, Inc. may issue fractional interests in debt securities, common stock or preferred stock, as the case may be, in the form of depositary shares. Each depositary share would represent a fractional interest in a security of a particular series of debt securities or a fraction of a share of common stock or of a particular series of preferred stock, as the case may be, and would be evidenced by a depositary receipt.
      MetLife, Inc. will deposit the debt securities or shares of common stock or preferred stock represented by depositary shares under a deposit agreement between MetLife, Inc. and a depositary which will be named in the applicable prospectus supplement. Subject to the terms of the deposit agreement, as an owner of a depositary share, you will be entitled, in proportion to the applicable fraction of a debt security or share of common stock or preferred stock represented by the depositary share, to all the rights and preferences of the debt security, common stock or preferred stock, as the case may be, represented by the depositary share, including, as the case may be, interest, dividend, voting, conversion, redemption, sinking fund, repayment at maturity, subscription and liquidation rights.

Interest, Dividends and Other Distributions
      The depositary will distribute all payments of interest, cash dividends or other cash distributions received on the debt securities, common stock or preferred stock, as the case may be, to you in proportion to the number of depositary shares that you own. In the event of a distribution other than in cash, the depositary will distribute property received by it to you in an equitable manner, unless the depositary determines that it is not feasible to make a distribution. In that case, the depositary may sell the property and distribute the net proceeds from the sale to you.

Redemption of Depositary Shares
      If a debt security, common stock or series of preferred stock represented by depositary shares is redeemed, the depositary will redeem your depositary shares from the proceeds received by the depositary resulting from the redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per debt security or share of common stock or preferred stock, as the case may be, payable in relation to the redeemed series of debt securities, common stock or preferred stock. Whenever MetLife, Inc. redeems debt securities or shares of common stock or preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing, as the case may be, fractional interests in the debt securities or shares of common stock or preferred stock redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot, proportionately or by any other equitable method as the depositary may determine.

Exercise of Rights under the Indentures or Voting the Common Stock or Preferred
      Upon receipt of notice of any meeting at which you are entitled to vote, or of any request for instructions or directions from you as holder of fractional interests in debt securities, common stock or preferred stock, the depositary will mail to you the information contained in that notice. Each record holder of the depositary shares on the record date will be entitled to instruct the depositary how to give instructions or directions with respect to the debt securities represented by that holder’s depositary shares or how to vote the amount of the common stock or preferred stock represented by that holder’s depositary shares. The record date for the depositary shares will be the same date as the record date for the debt securities, common stock or preferred stock, as the case may be. The depositary will endeavor, to the extent practicable, to give instructions or directions with respect to the debt securities or to vote the amount of the common stock or preferred stock, as the case may be, represented by the depositary shares in accordance with those instructions. MetLife, Inc. will agree to take all reasonable action which the depositary may deem necessary to enable the depositary to do so. The depositary will abstain from giving instructions or directions with respect to your fractional interests in the debt securities or voting shares of the common stock or preferred stock, as the case may be, if it does not receive specific instructions from you.

Amendment and Termination of the Deposit Agreement
      MetLife, Inc. and the depositary may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time. However, any amendment which materially and adversely affects the rights of the holders of the depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding.
      The deposit agreement will terminate if:

•	all outstanding depositary shares have been redeemed;

•	if applicable, the debt securities and the preferred stock represented by depositary shares have been converted into or exchanged for common stock or, in the case of debt securities, repaid in full; or

•	there has been a final distribution in respect of the common stock or preferred stock, including in connection with the liquidation, dissolution or winding-up of MetLife, Inc., and the distribution proceeds have been distributed to you.

Resignation and Removal of Depositary
      The depositary may resign at any time by delivering to MetLife, Inc. notice of its election to do so. MetLife, Inc. also may, at any time, remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. MetLife, Inc. must appoint the successor depositary within 60 days after delivery of the notice of resignation or removal. The successor depositary must be a bank or trust company having its principal office in the United States and having total assets of not less than $1,000,000,000.

Charges of Depositary
      MetLife, Inc. will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. MetLife, Inc. will pay charges of the depositary in connection with the initial deposit of the debt securities or preferred stock, as the case may be, and issuance of depositary receipts, all withdrawals of depositary shares of debt securities or preferred stock, as the case may be, by you and any repayment or redemption of the debt securities or preferred stock, as the case may be. You will pay other transfer and other taxes and governmental charges, as well as the other charges that are expressly provided in the deposit agreement to be for your account.

Miscellaneous
      The depositary will forward all reports and communications from MetLife, Inc. which are delivered to the depositary and which MetLife, Inc. is required or otherwise determines to furnish to holders of debt securities, common stock or preferred stock, as the case may be. Neither MetLife, Inc. nor the depositary will be liable under the deposit agreement to you other than for its gross negligence, willful misconduct or bad faith. Neither MetLife, Inc. nor the depositary will be obligated to prosecute or defend any legal proceedings relating to any depositary shares, debt securities, common stock or preferred stock unless satisfactory indemnity is furnished. MetLife, Inc. and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting debt securities or shares of common stock or preferred stock for deposit, you or other persons believed to be competent and on documents which MetLife, Inc. and the depositary believe to be genuine.
DESCRIPTION OF WARRANTS
      MetLife, Inc. may issue warrants to purchase debt securities, preferred stock, common stock or other securities described in this prospectus, or any combination of these securities, and these warrants may be issued independently or together with any underlying securities and may be attached or separate from the underlying securities. MetLife, Inc. will issue each series of warrants under a separate warrant agreement to be entered into between MetLife, Inc. and a warrant agent. The warrant agent will act solely as MetLife, Inc.’s agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.
      The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, a form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part.
      The applicable prospectus supplement will describe the terms of any warrants that MetLife, Inc. may offer, including the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which the warrants will be issued;

•	the currency or currencies investors may use to pay for the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•	the price at which and the currency, currencies, or currency units in which investors may purchase the underlying securities purchasable upon exercise of the warrants;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	whether the warrants will be issued in registered form or bearer form;

•	information with respect to book-entry procedures, if any;

•	if applicable, the minimum or maximum amount of warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	the identity of the warrant agent;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.
      Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for debt securities will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal (or premium, if any) or interest, if any, on the debt securities purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for shares of preferred stock or common stock will not have any rights of holders of the preferred stock or common stock purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the preferred stock or common stock purchasable upon such exercise. Prior to the exercise of their warrants, holders of warrants exercisable for other securities described in this prospectus will not have any rights of holders of such securities purchasable upon such exercise.

Exercise of Warrants
      A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.
      Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, MetLife, Inc. will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate is exercised, a new warrant certificate will be issued for the remaining warrants.

Enforceability of Rights; Governing Law
      The holders of warrants, without the consent of the warrant agent, may, on their own behalf and for their own benefit, enforce, and may institute and maintain any suit, action or proceeding against MetLife, Inc. to enforce their rights to exercise and receive the securities purchasable upon exercise of their warrants. Unless otherwise stated in the prospectus supplement, each issue of warrants and the applicable warrant agreement will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.
DESCRIPTION OF PURCHASE CONTRACTS
      As may be specified in a prospectus supplement, MetLife, Inc. may issue purchase contracts obligating holders to purchase from MetLife, Inc., and MetLife, Inc. to sell to the holders, a number of debt securities, shares of common stock or preferred stock, or other securities described in this prospectus or the applicable prospectus supplement at a future date or dates. The purchase contracts may require MetLife, Inc. to make periodic payments to the holders of the purchase contracts. These payments may be unsecured or prefunded on some basis to be specified in the applicable prospectus supplement.

      The prospectus supplement relating to any purchase contracts will specify the material terms of the purchase contracts and any applicable pledge or depositary arrangements, including one or more of the following:

•	The stated amount that a holder will be obligated to pay under the purchase contract in order to purchase debt securities, common stock, preferred stock, or other securities described in this prospectus or the formula by which such amount shall be determined.

•	The settlement date or dates on which the holder will be obligated to purchase such securities. The prospectus supplement will specify whether the occurrence of any events may cause the settlement date to occur on an earlier date and the terms on which an early settlement would occur.

•	The events, if any, that will cause MetLife, Inc.’s obligations and the obligations of the holder under the purchase contract to terminate.

•	The settlement rate, which is a number that, when multiplied by the stated amount of a purchase contract, determines the number of securities that MetLife, Inc. or a trust will be obligated to sell and a holder will be obligated to purchase under that purchase contract upon payment of the stated amount of that purchase contract. The settlement rate may be determined by the application of a formula specified in the prospectus supplement. If a formula is specified, it may be based on the market price of such securities over a specified period or it may be based on some other reference statistic.

•	Whether the purchase contracts will be issued separately or as part of units consisting of a purchase contract and an underlying security with an aggregate principal amount equal to the stated amount. Any underlying securities will be pledged by the holder to secure its obligations under a purchase contract.

•	The type of underlying security, if any, that is pledged by the holder to secure its obligations under a purchase contract. Underlying securities may be debt securities, common stock, preferred stock, or other securities described in this prospectus or the applicable prospectus supplement.

•	The terms of the pledge arrangement relating to any underlying securities, including the terms on which distributions or payments of interest and principal on any underlying securities will be retained by a collateral agent, delivered to MetLife, Inc. or be distributed to the holder.

•	The amount of the contract fee, if any, that may be payable by MetLife, Inc. to the holder or by the holder to MetLife, Inc., the date or dates on which the contract fee will be payable and the extent to which MetLife, Inc. or the holder, as applicable, may defer payment of the contract fee on those payment dates. The contract fee may be calculated as a percentage of the stated amount of the purchase contract or otherwise.
      The descriptions of the purchase contracts and any applicable underlying security or pledge or depository arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to and qualified in their entirety by reference to the terms and provisions of the purchase contract agreement, pledge agreement and deposit agreement, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.
DESCRIPTION OF UNITS
      As specified in the applicable prospectus supplement, MetLife, Inc. may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit may also include debt obligations of third parties, such as U.S. Treasury securities. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The prospectus supplement will describe:

•	the designation and terms of the units and of the securities comprising the units, including whether and under what circumstances the securities comprising the units may be held or transferred separately;

•	a description of the terms of any unit agreement governing the units;

•	a description of the provisions for the payment, settlement, transfer or exchange of the units; and

•	whether the units will be issued in fully registered or global form.
      The descriptions of the units and any applicable underlying security or pledge or depositary arrangements in this prospectus and in any prospectus supplement are summaries of the material provisions of the applicable agreements and are subject to, and qualified in their entirety by reference to, the terms and provisions of the applicable agreements, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.
DESCRIPTION OF TRUST PREFERRED SECURITIES
      The following outlines some of the general terms and provisions of the trust preferred securities. Further terms of the trust preferred securities and the amended and restated declarations of trust will be stated in the applicable prospectus supplement. The prospectus supplement will also indicate whether the general terms described in this section apply to that particular series of trust preferred securities. The following description and any description of the trust preferred securities and amended and restated declarations of trust in a prospectus supplement may not be complete and are subject to and qualified in their entirety by reference to the terms and provisions of the amended and restated declarations of trust, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part.

General
      Each trust may issue only one series of trust preferred securities having terms described in the prospectus supplement. The declaration of trust of each trust will authorize the administrative trustees, on behalf of the trust, to issue the trust preferred securities of the trust. The trusts will use all of the proceeds they receive from the sale of trust preferred securities and common securities to purchase debt securities issued by MetLife, Inc. The debt securities will be held in trust by the trust’s property trustee for the benefit of the holders of the trust preferred securities and common securities.
      The trust preferred securities of each trust will have such terms as are set forth in the trust’s declaration of trust, including as relates to distributions, redemption, voting, liquidation rights and the other preferred, deferral and special rights and restrictions. A prospectus supplement relating to the trust preferred securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the distinctive designation of the trust preferred securities;

•	the number of trust preferred securities issued by the trust;

•	the total and per-security liquidation amount of the trust preferred securities;

•	the annual distribution rate, or method of determining such rate, for trust preferred securities of the trust;

•	the date or dates on which distributions will be payable and any corresponding record dates;

•	whether distributions on the trust preferred securities will be cumulative;

•	if the trust preferred securities have cumulative distribution rights, the date or dates, or method of determining the date or dates, from which distributions on the trust preferred securities will be cumulative;

•	the amount or amounts that will be paid out of the assets of the trust to the holders of the trust preferred securities of the trust upon voluntary or involuntary dissolution, winding-up or termination of the trust;

•	the obligation, if any, of the trust to purchase or redeem the trust preferred securities;

•	if the trust is to purchase or redeem the trust preferred securities:

•	the price or prices at which the trust preferred securities will be purchased or redeemed in whole or in part;

•	the period or periods within which the trust preferred securities will be purchased or redeemed, in whole or in part;

•	the terms and conditions upon which the trust preferred securities will be purchased or redeemed, in whole or in part;

•	the voting rights, if any, of the trust preferred securities in addition to those required by law, including:

•	the number of votes per trust preferred security; and

•	any requirement for the approval by the holders of trust preferred securities as a condition to specified action or amendments to the trust’s declaration of trust;

•	the rights, if any, to defer distributions on the trust preferred securities by extending the interest payment period on the related debt securities;

•	if the trust preferred securities may be converted into or exercised or exchanged for MetLife’s common stock or preferred stock or any other securities, the terms on which conversion, exercise or exchange is mandatory, at the option of the holder or at the option of each trust, the date on or the period during which conversion, exercise or exchange may occur, the initial conversion, exercise or exchange price or rate and the circumstances or manner in which the amount of common stock or preferred stock or other securities issuable upon conversion, exercise or exchange may be adjusted;

•	the terms upon which the debt securities may be distributed to holders of trust preferred securities;

•	whether the preferred securities are to be issued in book-entry form and represented by one or more global certificates;

•	certain U.S. federal income tax considerations;

•	if applicable, any securities exchange upon which the trust preferred securities shall be listed;

•	provisions relating to events of default and the rights of holders of trust preferred securities in the event of default;

•	other agreements or other rights including upon the consolidation or merger of the trust; and

•	any other relative rights, preferences, privileges, limitations or restrictions of the trust preferred securities not inconsistent with the trust’s declaration of trust or applicable law.
      All trust preferred securities offered will be guaranteed by MetLife, Inc. to the extent set forth under “Description of Guarantees.” Any material United States federal income tax considerations applicable to an offering of trust preferred securities will be described in the applicable prospectus supplement.
      In connection with the issuance of preferred securities, each trust will issue one series of common securities. The declaration of each trust authorizes the regular trustees to issue on behalf of such trust one series of common securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the common securities issued by the trust will be substantially identical to the terms of the preferred securities issued by such trust and the common securities will rank equally, and payments will be made thereon pro rata, with the preferred securities. However, upon an event of default under the declaration of trust, the rights of the holders of the common securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. Except in certain limited circumstances, the common securities will also carry the right to vote, and appoint, remove or replace any of the trustees of a trust. MetLife, Inc. will own, directly or indirectly, all of the common securities of each trust.

Enforcement of Certain Rights by Holders of Trust Preferred Securities
      If an event of default occurs, and is continuing, under the declaration of trust of MetLife Capital Trust II or MetLife Capital Trust III, the holders of the preferred securities of that trust would typically rely on the property trustee to enforce its rights as a holder of the related debt securities against MetLife, Inc. Additionally, those who together hold a majority of the liquidation amount of the trust’s preferred securities will have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the property trustee; or

•	direct the exercise of any trust or power that the property trustee holds under the declaration of trust, including the right to direct the property trustee to exercise the remedies available to it as a holder of MetLife, Inc.’s debt securities.
If the property trustee fails to enforce its rights under the applicable series of debt securities, to the fullest extent permitted by law, a holder of trust preferred securities of such trust may institute a legal proceeding directly against MetLife, Inc. to enforce the property trustee’s rights under the applicable series of debt securities without first instituting any legal proceeding against the property trustee or any other person or entity.
      Notwithstanding the foregoing, if an event of default occurs and the event is attributable to MetLife, Inc.’s failure to pay interest or principal on the debt securities when due, including any payment on redemption, and this debt payment failure is continuing, a preferred securities holder of the trust may directly institute a proceeding for the enforcement of this payment. Such a proceeding will be limited, however, to enforcing the payment of this principal or interest only up to the value of the aggregate liquidation amount of the holder’s preferred securities as determined after the due date specified in the applicable series of debt securities.
DESCRIPTION OF GUARANTEES
      The following outlines some of the general terms and provisions of the guarantees. Further terms of the guarantees will be stated in the applicable prospectus supplement. The prospectus supplement will also indicate whether the general terms described in this section apply to those guarantees. The following description and any description of the guarantees in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the guarantee agreements, forms of which have been or will be filed as exhibits to the registration statement of which this prospectus forms a part, and the Trust Indenture Act.
      MetLife, Inc. will execute and deliver the guarantees for the benefit of the holders of the trust preferred securities. Each guarantee will be held by the guarantee trustee for the benefit of holders of the trust preferred securities to which it relates.
      Each guarantee will be qualified as an indenture under the Trust Indenture Act. J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.) will act as indenture trustee under each guarantee for purposes of the Trust Indenture Act.

General
      Pursuant to each guarantee, MetLife, Inc. will irrevocably and unconditionally agree, to the extent set forth in the guarantee, to pay in full, to the holders of the related trust preferred securities, the following guarantee payments, to the extent these guarantee payments are not paid by, or on behalf of, the related trust, regardless of any defense, right of set-off or counterclaim that MetLife, Inc. may have or assert against any person:

•	any accrued and unpaid distributions required to be paid on the trust preferred securities of the trust, but if and only if and to the extent that the trust has funds legally and immediately available to make those payments;

•	any distributions of MetLife’s common stock or preferred stock or any of its other securities, in the event that the trust preferred securities may be converted into or exercised for our common stock or preferred stock, to the extent the conditions of such conversion or exercise have occurred or have been satisfied and the trust does not distribute such shares or other securities but has received such shares or other securities;

•	the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any trust preferred securities called for redemption by the trust, but if and only to the extent the trust has funds legally and immediately available to make that payment; and

•	upon a dissolution, winding-up or termination of the trust, other than in connection with the distribution of debt securities to the holders of trust preferred securities of the trust, the lesser of:

•	the total of the liquidation amount and all accrued and unpaid distributions on the trust preferred securities of the trust to the date of payment, to the extent the trust has funds legally and immediately available to make that payment; and

•	the amount of assets of the trust remaining available for distribution to holders of trust preferred securities of the trust in liquidation of the trust.
      MetLife, Inc. may satisfy its obligation to make a guarantee payment by directly paying the required amounts to the holders of the related trust preferred securities or by causing the related trust to pay such amounts to such holders.
      Each guarantee will constitute a guarantee of payments with respect to the related trust preferred securities from the time of issuance of the trust preferred securities. The guarantees will not apply to the payment of distributions and other payments on the trust preferred securities when the related trust does not have sufficient funds legally and immediately available to make the distributions or other payments. If MetLife, Inc. does not make interest payments on the debt securities purchased by a trust, such trust will not pay distributions on the preferred securities issued by such trust and will not have funds available therefor. The guarantee, when taken together with MetLife, Inc.’s obligations under the debt securities, the Indentures and the declarations of trust, will provide a full and unconditional guarantee by MetLife, Inc. of payments due on the trust preferred securities.
      MetLife, Inc. will also agree separately, through guarantees of the common securities, to irrevocably and unconditionally guarantee the obligations of the trusts with respect to the common securities to the same extent as the guarantees of the preferred securities. However, upon an event of default under the Indentures, holders of preferred securities shall have priority over holders of common securities with respect to distributions and payments on liquidation, redemption or otherwise.

Subordination
      MetLife, Inc.’s obligation under each guarantee to make the guarantee payments will be an unsecured obligation of MetLife, Inc. and, if subordinated debt securities are issued to the applicable trust and unless otherwise noted in the prospectus supplement, will rank:

•	subordinate and junior in right of payment to all of MetLife, Inc.’s other liabilities, including the subordinated debt securities, except those obligations or liabilities ranking equal or subordinate to the guarantees by their terms;

•	equally with any other securities, liabilities or obligations that may have equal ranking by their terms; and

•	senior to all of MetLife, Inc.’s common stock.
      If subordinated debt securities are issued to the applicable trust, the terms of the trust preferred securities will provide that each holder of trust preferred securities, by accepting the trust preferred securities, agrees to the subordination provisions and other terms of the guarantee related to subordination.

      Each guarantee will constitute a guarantee of payment and not of collection. This means that the holder of trust preferred securities may institute a legal proceeding directly against MetLife, Inc. to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity.
      Each guarantee will be unsecured and, because MetLife, Inc. is principally a holding company, will be effectively subordinated to all existing and future liabilities of MetLife, Inc.’s subsidiaries, including liabilities under contracts of insurance and annuities written by MetLife, Inc.’s insurance subsidiaries. The guarantee does not limit the incurrence or issuance of other secured or unsecured debt by MetLife, Inc.

Amendments and Assignment
      For any changes that materially and adversely affect the rights of holders of the related trust preferred securities, each guarantee may be amended only if there is prior approval of the holders of more than 50% in liquidation amount of the outstanding trust preferred securities issued by the applicable trust. All guarantees and agreements contained in each guarantee will bind the successors, assigns, receivers, trustees and representatives of MetLife, Inc. and will inure to the benefit of the holders of the related trust preferred securities of the applicable trust then outstanding.

Termination
      Each guarantee will terminate and will have no further force and effect as to the related trust preferred securities upon:

•	distribution of debt securities to the holders of all trust preferred securities of the applicable trust; or

•	full payment of the amounts payable upon liquidation of the applicable trust.
      Each guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the related trust preferred securities must restore payment of any sums paid with respect to the trust preferred securities or under the guarantee.

Events of Default
      Each guarantee provides that an event of default under a guarantee occurs upon MetLife, Inc.’s failure to perform any of its obligations under the applicable guarantee.
      The holders of a majority or more in liquidation amount of the trust preferred securities to which any guarantee relates may direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee with respect to the guarantee or may direct the exercise of any trust or power conferred upon the guarantee trustee in respect of the guarantee.
      If the guarantee trustee fails to enforce the guarantee, any holder of the related trust preferred securities may institute a legal proceeding directly against MetLife, Inc. to enforce the holder’s rights under such guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.
      Furthermore, if MetLife, Inc. fails to make a guarantee payment, a holder of trust preferred securities may directly institute a proceeding against MetLife, Inc. for enforcement of the preferred securities guarantee for such payment.
      The holders of a majority or more in liquidation amount of trust preferred securities of any series may, by vote, on behalf of the holders of all the trust preferred securities of the series, waive any past event of default and its consequences.

Information Concerning the Guarantee Trustee
      Prior to an event of default with respect to any guarantee and after the curing or waiving of all events of default with respect to the guarantee, the guarantee trustee may perform only the duties that are specifically set forth in the guarantee.

      Once a guarantee event of default has occurred and is continuing, the guarantee trustee is to exercise, with respect to the holder of the trust preferred securities of the series, the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Unless the guarantee trustee is offered reasonable indemnity against the costs, expenses and liabilities which may be incurred by the guarantee trustee by a holder of the related trust preferred securities, the guarantee trustee is not required to exercise any of its powers under any guarantee at the request of the holder. Additionally, the guarantee trustee is not required to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties if the guarantee trustee reasonably believes that it is not assured repayment or adequate indemnity.
      The guarantee trustee is J.P. Morgan Trust Company, National Association (as successor to Bank One Trust Company, N.A.), which is one of a number of banks and trust companies with which MetLife, Inc. and its subsidiaries maintain ordinary banking and trust relationships.

Governing Law
      Each guarantee will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.
PLAN OF DISTRIBUTION
      MetLife, Inc. may sell the securities being offered hereby in one or more of the following ways from time to time:

•	to underwriters or dealers for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.
      The prospectus supplement with respect to each series of securities will state the terms of the offering of the securities, including:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities and the proceeds to be received by MetLife, Inc. or the applicable trust from the sale;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.
      If MetLife, Inc. or the trusts use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;

•	at a fixed public offering price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.
      The securities may also be offered and sold, if so indicated in the prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for MetLife, Inc. or the trusts. The prospectus supplement will identify any remarketing firm and will describe the terms of its agreement, if any, with MetLife, Inc. or the trusts and its compensation.
      Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.
      If MetLife, Inc. sells the securities directly or through agents designated by it, MetLife, Inc. will identify any agent involved in the offering and sale of the securities and will list any commissions payable by MetLife, Inc. to the agent in the accompanying prospectus supplement. Unless indicated otherwise in the prospectus supplement, any such agent will be acting on a best efforts basis to solicit purchases for the period of its appointment.
      MetLife, Inc. may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase securities and provide for payment and delivery on a future date specified in an accompanying prospectus supplement. MetLife, Inc. will describe any such arrangement in the prospectus supplement. Any such institutional investor may be subject to limitations on the minimum amount of securities that it may purchase or on the portion of the aggregate principal amount of such securities that it may sell under such arrangements. Institutional investors from which such authorized offers may be solicited include:

•	commercial and savings banks;

•	insurance companies;

•	pension funds;

•	investment companies;

•	educational and charitable institutions; and

•	such other institutions as MetLife, Inc. may approve.
      Underwriters, dealers, agents and remarketing firms may be entitled under agreements entered into with MetLife, Inc. and/or the applicable trust, or both, to indemnification by MetLife, Inc. against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters, dealers, agents and remarketing firms may be required to make. Underwriters, dealers, agents and remarketing agents may be customers of, engage in transactions with, or perform services for MetLife, Inc., any trust and/or MetLife, Inc.’s affiliates in the ordinary course of business.
      Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the New York Stock Exchange. Any common stock sold will be listed on the New York Stock Exchange, upon official notice of issuance. The securities, other than the common stock, may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by MetLife, Inc. or any trust for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.
      Any offering of trust preferred securities will be made in compliance with Rule 2810 of the NASD Conduct Rules.

LEGAL OPINIONS
      Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon for MetLife, Inc. by Richard S. Collins, Chief Counsel — General Corporate, of MetLife, Inc. Mr. Collins is paid a salary by MetLife, is a participant in various employee benefit plans offered by MetLife to employees generally and has options to purchase shares of MetLife, Inc. common stock. Certain matters of Delaware law relating to the validity of the trust preferred securities of MetLife Capital Trust II and MetLife Capital Trust III will be passed upon for the trust by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel for the trusts.
EXPERTS
      The consolidated financial statements and consolidated financial statement schedules, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from MetLife, Inc.’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated by reference herein, (which reports (1) express an unqualified opinion on the consolidated financial statements and consolidated financial statements schedules and include an explanatory paragraph relating to MetLife, Inc.’s change of its method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

24,000,000 Shares

Floating Rate Non-Cumulative Preferred Stock, Series A

MetLife®

PROSPECTUS SUPPLEMENT
June 6, 2005

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MetLife, Inc.
200 Park Avenue
New York, NY 10166

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